SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

Summary of 2006 Business Report

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(8)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized asset of Hanvit Bank (now Woori Bank) and Kyongnam Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori Private Equity

1.	Private equity business;

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

2. History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

b.	Associated Business Group

(1) Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)
December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes

Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management (1)
Woori Investment & Securities
Woori Private Equity

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	13 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
	Nexbi Tech	Woori Finance Information System
	Woori SB Asset Management (2)	Woori F&I
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa

(1)	On May 30, 2006, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

(2)	On February 23, 2006, Woori CA Asset Management was renamed Woori SB Asset Management.

*	Shinwoo Corporate Restructuring Company is no longer a subsidiary due to its liquidation on September 29, 2006.

*	1st tier subsidiary, Woori Private Equity, established Woori Private Equity Fund. Woori Private Equity Fund was included as a 2nd tier subsidiary on July 27, 2006.

*	1st tier subsidiary, Woori Bank, established Woori Global Markets Asia Limited in Hong Kong, which was included as a 2nd tier subsidiary on August 23, 2006.

*

On March 5, 2007, Mars Second Private Hoesa, with KRW 1,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company performed a second capital reduction (the first capital reduction was held in Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	1)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380		—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588		—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313		—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228		—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2006.12.31	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,555	2,555
Free float shares	806,012,785	806,012,785

b.	Capital and Price per Share

As of 2006.12.31				(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,925,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,925,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2006.12.31					(units: shares)
Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,550	5			2,555
	Preferred
Subtotal	Common	2,550	5			2,555
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,550	5			2,555
	Preferred

d.	Status of Employee Stock Option Program

(units: shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account
Employee Union Account	Common stock	44,593	41,403

5.	Voting Rights

As of 2006.12.31		(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	-	2,555
Stocks with voting rights restored	-
Stocks with voting rights	Common Shares	806,012,785
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2006	2005	2004
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		2,029,319	1,688,221	1,261,924
Earnings per share (Won)		2,518	2,099	1,616
Profit available for dividend distribution (Won in Millions)		5,017,365	3,514,715	2,120,429
Total cash payout (Won in Millions)		483,608	322,405	119,468
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		23.83	19.10	9.47
Cash dividend yield (%)	Common Shares	2.71	1.98	1.81
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	600	400	150
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description Of Business

1.	Business Overview

a.	Organizational Chart

As of 2006.12.31

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2006	2005	2004
Shareholders’ Equity	11,933,072	9,717,364	7,448,052
Capital	4,030,076	4,030,076	3,982,278
Capital Surplus	84,488	84,488	84,356
Retained Earnings	5,597,546	3,891,963	2,328,854
Capital Adjustments	2,220,962	1,710,836	1,052,565
Borrowings	1,860,449	2,314,419	2,299,992
Debentures	1,847,591	2,296,203	2,154,637
Bank Borrowings	—	—	120,000
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	12,858	18,216	25,354
Total	13,793,521	12,031,783	9,748,044

(2)	Use of Funds

(units: millions of Won)

Items	2006	2005	2004
Subsidiary Stock	13,591,413	11,751,678	9,436,975
Woori Bank	11,297,882	9,695,213	7,589,957
Kyongnam Bank	794,984	694,275	608,802
Kwangju Bank	630,995	561,330	420,595
Woori Financial Information System	11,245	11,903	7,613
Woori F&I	124,874	114,017	58,231
Woori 3rd Asset Securitization Specialty	24,317	—	—
Woori Investment Trust Management	—	—	35,076
Woori Securities	—	—	361,500
Woori Investment & Securities	649,355	604,543	355,201
Woori CS Asset Management (formerly Woori Asset Management)	47,655	60,600	—
Woori Private Equity	10,106	9,797	—
Investment Securities	—	—	—
Loan Obligations	49,750	109,450	218,641
Tangible Assets	630	119	228
Intangible Assets	30	35	54
Cash	89,724	104,072	56,099
Other Assets	61,974	66,428	36,047
Total	13,793,521	12,031,783	9,748,044

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	Items	2006	2005	2004
Commission Revenue (A)		0	0	0
Commission Expense (B)		7,613	6,641	8,037
Commission Profit (A-B)		-7,613	-6,641	-8,037

3.	Other Information Relevant to Investment Decisions

In accordance with the Financial Holding Company Act, we, as a Financial Holding Company, present current ratio and debt ratio as indices to show capital adequacy and asset quality.

a.	Won-denominated Current Ratio

(units: millions of Won)

Items	2006	2005	2004	2003
Current Assets (A)	117,037	111,091	57,346	203,202
Current Liabilities (B)	12,496	18,216	11,385	9,711
Current Ratio (A/B)	936.60%	609.85%	503.70%	2,092.5%

*	Current ratio

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2006	2005	2004	2003
Current Assets (A)	—	—	—	147,754
Current Liabilities (B)	—	—	—	148,598
Current Ratio (A/B)	—	—	—	99.4%

*	Current ratio

=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

c.	Debt Ratio

(units: millions of Won)

Items	2006	2005	2004	2003
Liabilities (A)	1,860,448	2,314,418	2,299,992	2,649,920
Equity (B)	11,922,274	9,717,364	7,448,052	5,597,895
Debt Ratio (A/B)	15.6%	23.8%	30.9%	47.3%

d.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2003.11.13		BBB	R&I (AAA~C)	Periodic evaluation

2003.12.04	Debentures	AAA	NICE (AAA~D)	Case evaluation

2003.12.04	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation

2004.2.6		BBB	Fitch Rating (AAA~D)	Case evaluation

2004.3.11		BBB-	S&P (AAA~D)	Case evaluation

2004.5.27		Baa3	Moody’s (Aaa~C)	Case evaluation

2004.6.9	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation

2004.6.9	Debentures	AAA	NICE (AAA~D)	Case evaluation

2004.7.16	Debentures	AAA	NICE (AAA~D)	Case evaluation

2004.7.16	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2004.11.15	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2004.11.15	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation

2005.6.7		BBB	S&P (AAA~D)	Case evaluation

2005.6.9	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation

2005.6.13	Debentures	AAA	Korea Ratings (AAA~D)	Case evaluation

2005.9.16	Debentures	AAA	NICE (AAA~D)	Case evaluation

2005.9.20	Debentures	AAA	KIS Ratings (AAA~D)	Case evaluation

2005.10.24		BBB+	Fitch Rating (AAA~D)	Case evaluation

2006.08.10		Baa2	Moody’s (Aaa~C)	Periodic evaluation

2006.09.07		Baa1	Moody’s (Aaa~C)	Case evaluation

e.	Other Important Information

See our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	FINANCIAL INFORMATION

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2006	2005	2004	2003	2002
Cash and Due from Banks	89,724	104,072	56,099	349,585	73,256
Securities	13,591,413	11,751,678	9,436,976	7,007,222	6,062,119
Loans	49,750	109,450	218,641	830,566	1,231,207
Fixed Assets	661	155	282	293	374
Other Assets	61,973	66,428	36,046	60,148	22,195
Total Assets	13,793,521	12,031,783	9,748,044	8,247,814	7,389,151
Borrowings	0	0	120,000	0	300,000
Debentures	1,847,591	2,296,203	2,154,636	2,621,182	1,999,250
Other Liabilities	12,857	18,216	25,355	28,737	25,772
Total Liabilities	1,860,448	2,314,419	2,299,991	2,649,919	2,325,022
Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Capital Surplus	84,488	84,488	84,356	61,324	58,645
Retained Earnings	5,597,546	3,891,963	2,328,854	1,282,866	1,145,518
Capital Adjustment	2,220,962	1,710,836	1,052,565	376,180	20,892
Total Stockholder’s Equity	11,933,073	9,717,364	7,448,053	5,597,895	5,064,129
Operating Income	2,031,610	1,867,488	1,922,849	1,593,251	878,488
Operating Expenses	138,362	179,189	662,975	1,390,154	302,721
Operating Profit	1,893,248	1,688,299	1,259,874	203,097	575,767
Ordinary Income	2,029,318	1,688,221	1,261,925	202,565	589,214
Net profit	2,029,318	1,688,221	1,261,925	202,565	589,214

* 1. The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.

2. The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.

3. Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

4. The 2004 figures have been changed due to changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2006	2005	2004	2003	2002
Cash and Due from Banks	10,674,977	11,224,015	6,530,065	6,471,855	6,568,852
Securities	46,313,960	37,693,090	29,175,271	27,006,677	26,452,509
Loans	140,854,505	106,937,970	91,482,647	86,077,297	73,604,113
Fixed Assets	2,840,228	2,684,534	2,646,979	2,734,616	2,796,183
Other Assets	11,313,660	6,003,239	6,767,002	6,477,275	5,421,877
Total Assets	211,997,330	164,542,848	136,601,964	128,767,720	114,843,534
Deposits	129,022,868	107,087,991	92,148,907	89,049,625	78,917,388
Borrowings	23,403,018	16,508,102	13,285,773	12,813,104	13,839,614
Debentures	27,781,022	18,813,020	13,687,295	12,195,159	10,792,932
Other Liabilities	18,365,617	11,028,773	8,774,709	9,011,532	5,978,833
Total Liabilities	198,572,525	153,437,886	127,896,684	123,069,420	109,528,767
Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Consolidated Capital Surplus	187,955	142,608	170,960	57,844	25,029
Consolidated Retained Earnings	5,601,869	3,896,255	2,333,145	1,152,053	1,151,113
Consolidated Capital Adjustment	2,117,488	1,652,709	965,957	414,969	54,506
Minority Interest	1,487,416	1,383,313	1,252,940	195,909	245,045
Total Stockholder’s Equity	13,424,805	11,104,962	8,705,280	5,698,300	5,314,767
Operating Income	19,227,033	14,258,430	13,245,482	10,403,445	9,623,990
Operating Expenses	17,025,853	12,227,877	12,138,088	10,060,209	8,908,732
Operating Profit	2,201,180	2,030,553	1,107,394	343,236	715,258
Non-operating Income	943,763	573,219	482,946	639,883	540,113
Non-operating Expenses	231,231	458,068	397,766	752,057	800,487
Ordinary Income	2,913,712	2,145,704	1,192,574	231,062	454,884
Aggregated Net Profit	2,189,207	1,833,521	1,261,052	52,374	613,576
Consolidated Net Profit	2,029,319	1,688,221	1,261,925	56,279	591,588
No. of Companies Consolidated	24	21	24	15	17

* 1. The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.

2. The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.

3. Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.

4. The 2004 figures have been changed due to changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2006	Lending	—	—	—
	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%
2005	Lending	—	—	—
	Loans	110,000	550	0.5%
	Total	110,000	550	0.5%
2004	Lending	151,850	759	0.5%
	Loans	67,890	339	0.5%
	Total	219,740	1,098	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2006	2005	2004
1. Initial loan loss reserves balance	550	1,098	4,174
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-300	-548	-3,076
Ending loan loss reserve balance	250	550	1,098

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2006	2005	2004
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies

2006	Woori Finance Holdings and 24 companies	- Korea BTL Infrastructure Fund - Woori Global Markets Asia Limited - Mars First Private Hoesa

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment
    Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Investment & Securities Int’l Ltd.

- LG Investment & Securities (H.K.)
    Limited

- LG Investment & Securities America,
    Inc.

- LG Investments Holding B.V.
    (Amsterdam) GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2006	2005	2004
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2006	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,210
2005	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950
2004	HanaAnjin (Deloitte HanaAnjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	310	7,158

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	USD 1,950 thousand	Deloitte Anjin
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	USD 2,050 thousand	Deloitte HanaAnjin
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	USD 4,500 thousand	Deloitte Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 12 and 13, 2007, respectively.

➢	Second Resolution: Appointment of Executive Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Executive Director	Byongwon Bahk	- B.B.A. in Law, Seoul National University - Masters in Law, Seoul National University - Masters in Economics, University of Washington - Vice Minister of Finance and Economy	N/A	N/A

➢	Third Resolution: Appointment of Non-Standing Directors as Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director and audit Committee	Bong Soo Park

- B.B.A. in Business Administration, Seoul National University

- Masters in Economics, George Washington University

- Chief Director of Korea Technology Credit Guarantee Fund

- Currently Executive Advisor at Korea Institute for

International Economics Policy

			N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.B.A. in Business Administration, Seoul National University - Ph.D. in Finance, University of Georgia - Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Pyoung Wan Har	- B.B.A in Business Administration, Sungkyunkwan University - Masters in Business Administration, Yonsei University - Standing Audit Committee Member of Korean Exchange Bank	N/A	N/A

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director and audit Committee	Kwang-Dong Kim	- B.S in Political Science and International Studies, Yonsei University - Institut International d’Administration Publique - Ambassador of the Republic of Korea to the Federative Republic of Brazil	N/A	N/A

Non-standing Director and audit Committee	In Bong Ha

- B.S. in Geology, Kyungpook National University

- Masters in Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

- President of the Institute of Korean Business Administration and Economy

- Currently Professor of School of Economics and Trade, Kyungpook National University

			N/A	N/A

Non-standing Director and audit Committee	Myoung-Soo Choi	- B.S. in Economics, Kyonggi University - Director General of the Investigation Department at KDIC - Currently Director General of Fund Management & Planning Department at KDIC	Employee (Director)	N/A

*	Bong Soo Park and Woon-Youl Choi were reappointed. Pyoung Wan Har, Kwang-Dong Kim, In Bong Ha and Myoung-Soo Choi were newly appointed.

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

*	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the BOD Management Committee.

2.	Management Compensation Committee

Name	Position	Notes

Pyoung Wan Har	Non-standing Director	Non-standing director Woon-Youl Choi heads this committee consisting of no less than three non-standing directors.
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

*	Non-standing director Pyoung Wan Har, Bong Soo Park, Woon-Youl Choi were newly appointed to the committee on March 30, 2007.

3.	Risk Management Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no less than three non-standing directors.
Seung Hee Park	Senior managing director and CFO
Pyoung Wan Har	Non-standing Director
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
In Bong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

*	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Risk Management Committee.

*	Non-standing directors Pyoung Wan Har, In Bong Ha, and Myoung-Soo Choi were newly appointed to the committee on March 30, 2007.

*	Non-standing directors, Bong Soo Park and Woon-Youl Choi were reappointed to the committee on March 30, 2007.

4.	Audit Committee

Name	Position	Notes

Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
In Bong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

5.	Executive Management Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.
Seung Hee Park	Senior managing director and CFO

*	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Executive Management Committee.

6.	Ethics Management Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no less than two non-standing directors.
Seung Hee Park	Senior managing director and CFO
Kwang-Dong Kim	Non-standing Director
Myoung-Soo Choi	Non-standing Director

*	Non-standing Director Kwang-Dong Kim and Myoung-Soo Choi were newly appointed to the committee.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong Soo Park	Non-standing Director
In Bong Ha	Non-standing Director

8.	MOU Review Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.
Seung Hee Park	Senior Managing director and CFO
Bong Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
In Bong Ha	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Myoung-Soo Choi	Non-standing Director

*	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the MOU Review Committee.

E.	Stock Options

As of December 31, 2006					(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	22,100
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	22,100
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	22,100
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	22,100
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	22,100
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Sang Chul Lee	Standing director)	2002.12.04	Common	10,000	9,500	500	0	22,100
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	22,100
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	22,100
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	22,100
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	22,100
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	22,100
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	22,100
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	22,100
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	22,100
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	22,100
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	22,100
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	22,100
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	0	500	9,500	22,100
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1500	0	22,100
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	22,100
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	22,100
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	22,100
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	6,000	1,000	13,000	22,100
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	22,100
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	22,100
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100

Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100

In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	22,100

Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	22,100

Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	22,100

Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100

Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	22,100

Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100

Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100

Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	22,100

Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	22,100

Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100

Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	22,100

Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	8,250	750	6,000	22,100

Young Wook Kim	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	22,100

Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	22,100

Total	—	—	—	1,560,000	822,250	420,000	317,750	—

1.	Exercised options as of December 31, 2006

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.19%)
Korea BTL Infrastructure Fund (100%)
Woori Global markets Asia Ltd. (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities (30.60%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (London) (100)%
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (52.94%)
Woori CS Asset Management (100%)
Woori Finance Information System (100%)
Nexbi Tech (50.50%)
Woori F&I (100%)
Woori SB Asset Management (51.00%)
Woori 3rd SPC (100%)
Woori Private Equity (100%)
Woori Private Equity Fund * (60.57%)

*	Woori Private Equity is the general partner of Woori Private Equity Fund. Other shareholders of Woori Private Equity Fund and their shareholdings include: Woori Bank (27.60%), Woori Investment & Securities (14.72%), Kwangju Bank (5.78%), Kyongnam Bank (5.78%), Woori F&I (3.34%), and Woori Private Equity (3.34%).

3.	Investments in Other Companies

As of December 31, 2006	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]	Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	9,695,213	—	1,602,669	635,957	100.0	11,297,882	1,642,032	1,648,837
	Kwangju Bank	44,080	99.9	561,330	—	69,665	44,080	99.9	630,995	90,118	100,656
	Kyongnam Bank	51,800	99.9	694,275	—	100,709	51,800	99.9	794,984	154,958	155,002
	Woori Finance Info Sys.	900	100.0	11,903	—	(-)658	900	100.0	11,245	2,444	3,842
	Woori F&I	2,000	100.0	114,017	—	10,857	2,000	100.0	124,874	28,629	28,474
	Woori 3rd SPC	2	100.0	—	—	24,317	2	100.0	24,317	(-)139	(-)139
	Woori Investment & Securities (formerly LGIS)	46,325	30.00	604,543	—	44,812	46,325	35.0	649,355	235,317	68,233
	Woori CS Asset Management (formerly LGITM)	6,662	100.0	60,600	1,999	(-)12,945	4,663	70.0	47,655	12,561	11,013
	Woori Private Equity	2,000	100.0	9,797		309	2,000	100.0	10,106	309	309
	Foreign	-	—	—			—	—	—	—	—
	Total	789,726		11,751,678	1,999	1,839,735	787,727	—	13,591,413	2,166,229	2,016,227

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the year ended December 31, 2006, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the year ended March 31, 2006.
3.	Due to Woori Investment & Securities’ profit retirement on January 24, 2006 (2 million common shares and 1 million preferred shares), Woori Finance Holdings’ percentage ownership increased without a change in number of shares held.
4.	On May 30, 2006, Woori Finance Holdings transferred 30% of Woori Asset Management’s shares to Credit Suisse Asset Management International Holding, a 100% subsidiary of Credit Suisse, and Woori Asset Management was renamed Woori Credit Suisse Asset Management.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2006.12.31	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(–)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	77.97	—	—	628,458,609	77.97
Total		Common	628,458,609	77.97	—	—	628,458,609	77.97
		Preferred			—	—	0	0
		Total	628,458,609	77.97	—	—	628,458,609	77.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of 2006.12.31	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97
Total		628,458,609	77.97			628,458,609	77.97

c.	Shareholder Distribution

As of 2006.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	30,138	99.99	177,554,995	22.03
Minority Shareholders (Companies)	1,208	4.00	159,462,460	19.79
Minority Shareholders (Individual)	28,930	95.99	18,092,535	2.24
Major Shareholders	1	0.00	628,458,609	77.97
Main Shareholders	—	—	—	—
Total Other Shareholders	—	—	—	—
Others Shareholders (Companies)	1	0.00	1,736	0.00
Others Shareholders (Individual)	—	—	—	—
Total	30,140	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	July	August	September	October	November	December
High	20,200	19,400	19,950	21,200	21,350	22,300
Low	17,950	18,250	18,650	19,850	20,050	20,000
Monthly Trade Volume	37,393,382	41,424,347	35,307,939	30,416,622	29,316,195	29,293,370

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		July	August	September	October	November	December
ADR	High	63.84	60.31	63.08	66.75	68.79	72.27
	Low	56.41	56.79	58.57	62.17	64.20	66.75
Monthly Trade Volume		89,200	96,700	57,500	82,100	65,300	128,600

*	The ADR exchange ratio is three shares of common stock per one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned

Chairman and CEO	Registered	Young-Key Hwang
Senior Managing Director and CFO	Registered	Seung Hee Park
Senior Managing Director	Non-Registered	Seong Mok Park
Senior Managing Director	Non-Registered	Young-Gaeng Kim
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Sung-Kwan Huh
Non-standing Director	Registered	Bong Soo Park
Non-standing Director	Registered	Woon-Youl Choi
Non-standing Director	Registered	Chung-Sook Moon
Non-standing Director	Registered	Sung-Hwan Bae

*	Sung-Kwan Huh and Bong Soo Park were newly appointed as non-standing directors on March 28, 2006.

*	Non-standing director Sung-Hwan Bae resigned on July 18, 2006.

*	After the Annual General Meeting of Shareholders on March 30, 2007, new management will be appointed, and therefore roles may be changed.

2.	Employee Status

(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	72	—	1	73	6	3,402,776	46,613
Female	9	—	11	20	6	513,337	25,667
Total	81	—	12	93	6	3,916,113	42,109

3.	Labor Union Membership

Items	Details	Remarks

Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks

CPA	3	Financial accounting, Financial planning

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	–	End
Woori Finance Info. Sys	Subsidiary	Other loan	30,000		30,000	—
Woori F&I	Subsidiary	Other loan	80,000		30,000	50,000
Total			110,000		60,000	50,000

b.	Payment Transactions

(units: shares)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580			635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000			44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000			51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000			900,000
Woori F&I	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000			2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981			46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	6,662,000		1,998,600	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Total			789,725,561		1,998,600	787,726,961

c.	Securities Transactions

(units: millions of Won)

Name	Relation	Security type	Transactions				Notes
			Purchase	Sales	Total Amount	Gain/Loss
Woori CS Asset Management	Subsidiary	MMF	50,000	50,000	100,000	805
Total			50,000	50,000	100,000	805

WOORI FINANCE HOLDINGS CO., LTD. NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND INDEPENDENT AUDITORS’ REPORT

Audit•Tax•Consulting•Financial Advisory•

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2006 and 2005, and the related non-consolidated income statements, appropriations of retained earnings and cash flows for the years ended December 31, 2006 and 2005, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 8, 2007

Notice to Readers

This report is effective as of March 8, 2007, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 15 and 17)	(Won)	89,724	(Won)	104,072	US$	96,519	US$	111,954
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		13,591,413		11,751,678		14,620,711		12,641,649
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)		49,750		109,450		53,518		117,739
Fixed and intangible assets (Note 5)		660		155		711		167
Other assets (Note 6)		61,974		66,428		66,666		71,459

	(Won)	13,793,521	(Won)	12,031,783	US$	14,838,125	US$	12,942,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Debentures, net of discounts (Notes 7 and 15)	(Won)	1,847,591	(Won)	2,296,203	US$	1,987,512	US$	2,470,098
Other liabilities (Notes 8 and 9)		12,858		18,216		13,832		19,595

		1,860,449		2,314,419		2,001,344		2,489,693

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		4,335,281		4,335,281
Capital surplus (Note 10)		84,488		84,488		90,886		90,887
Retained earnings:
Legal reserve		377,249		208,427		405,819		224,211
Voluntary reserve		3,190,000		2,030,000		3,431,583		2,183,735
Retained earnings before appropriations
(Net income of (Won)2,029,319 million and (Won)1,688,221 million in 2006 and 2005, respectively)		2,030,297		1,653,536		2,184,054		1,778,761

		5,597,546		3,891,963		6,021,456		4,186,707
Capital adjustments (Notes 3 and 10)		2,220,961		1,710,836		2,389,158		1,840,400

		11,933,072		9,717,364		12,836,781		10,453,275

	(Won)	13,793,521	(Won)	12,031,783	US$	14,838,125	US$	12,942,968

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	(Won)	2,016,366	(Won)	1,849,303	US$	2,169,068	US$	1,989,353
Interest income (Note 17)		14,945		17,615		16,077		18,949
Reversal of allowance for doubtful accounts		300		571		323		614

		2,031,611		1,867,489		2,185,468		2,008,916

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		139		26,499		149		28,506
Interest expense		104,260		117,748		112,156		126,665
Loss on foreign currency transactions		—		1		—		1
Loss on swap contracts (Note 17)		—		91		—		98
Fees (Note 17)		7,613		6,641		8,190		7,144
General and administrative (Notes 14 and 17)		26,351		28,210		28,347		30,346

		138,363		179,190		148,842		192,760

OPERATING INCOME		1,893,248		1,688,299		2,036,626		1,816,156
NON-OPERATING INCOME (Note 2)		136,196		327		146,510		353
NON-OPERATING EXPENSES		125		405		134		436

INCOME BEFORE INCOME TAX		2,029,319		1,688,221		2,183,002		1,816,073
INCOME TAX EXPENSE (Note 12)		—		—		—		—

NET INCOME	(Won)	2,029,319	(Won)	1,688,221	US$	2,183,002	US$	1,816,073

BASIC ORDINARY INCOME PER COMMON SHARE (Note 18)	(Won)	2,518	(Won)	2,099	US$	2.709	US$	2.258

BASIC NET INCOME PER COMMON SHARE (Note 18)	(Won)	2,518	(Won)	2,099	US$	2.709	US$	2.258

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 18)	(Won)	—	(Won)	2,095	US$	—	US$	2.254

DILUTED NET INCOME PER COMMON SHARE (Note 18)	(Won)	—	(Won)	2,095	US$	—	US$	2.254

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS

OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings (undisposed deficit) carried over from prior years	(Won)	2,309	(Won)	(29,042)	US$	2,484	US$	(31,241)
Increases in retained earnings using the equity method of accounting (Note 3)		—		47		—		50
Decreases in retained earnings using the equity method of accounting (Note 3)		(1,331)		(5,690)		(1,432)		(6,121)
Net income		2,029,319		1,688,221		2,183,002		1,816,073

		2,030,297		1,653,536		2,184,054		1,778,761

APPROPRIATIONS:
Legal reserve		202,932		168,822		218,300		181,607
Cash dividends (Note 10)		483,608		322,405		520,232		346,821
(Dividends per common stock: (Won)600 (12.0%) and (Won)400 (8.0%) in 2006 and 2005, respectively)
Voluntary reserve		1,340,000		1,160,000		1,441,480		1,247,849

		2,026,540		1,651,227		2,180,012		1,776,277

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	3,757	(Won)	2,309	US$	4,042	US$	2,484

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,029,319	(Won)	1,688,221	US$	2,183,002	US$	1,816,073

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		139		26,499		149		28,506
Interest expense (amortization of discounts on debentures)		1,388		1,992		1,493		2,143
Loss on swap contracts		—		91		—		98
Provision for severance benefits		880		967		947		1,040
Depreciation		237		117		255		126
Amortization		21		21		22		22
Stock-based compensation		188		2,445		202		2,630
Loss on disposal of fixed assets		—		1		—		1
Gain on valuation using the equity method of accounting		(2,016,366)		(1,849,303)		(2,169,068)		(1,989,353)
Accrued interest on loans		—		(2,539)		—		(2,732)
Reversal of allowance for doubtful accounts		(300)		(571)		(323)		(614)
Gain on disposal of fixed assets		(19)		—		(20)		—
Other non-operating revenue		(135,913)		(40)		(146,206)		(43)

		(2,149,745)		(1,820,320)		(2,312,549)		(1,958,176)

Changes in operating assets and liabilities:
Decrease in other receivables		—		451		—		485
Decrease (increase) in accrued income		481		(133)		517		(143)
Decrease in prepaid money		—		82		—		88
Decrease (increase) in prepaid expenses		(4)		459		(4)		494
Decrease in prepaid income tax		1,246		4,146		1,340		4,460
Retirement benefits payment		(497)		(218)		(535)		(235)
Increase in employee retirement insurance deposit		(214)		(557)		(230)		(599)
Increase (decrease) in other payables		(133)		620		(143)		667
Decrease in accrued expenses		(2,498)		(3,306)		(2,687)		(3,557)
Increase (decrease) in withholdings		(270)		49		(290)		53
Dividends on investment securities accounted for the equity method		767,091		78,441		825,184		84,381

		765,202		80,034		823,152		86,094

Net cash provided by (used in) operating activities		644,776		(52,065)		693,605		(56,009)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital reduction of a subsidiary	(Won)	—	(Won)	175,938	US$	—	US$	189,262
Disposition of investment securities accounted for using the equity method of accounting		54,000		—		58,090		—
Collection of loans		60,000		59,740		64,544		64,265
Disposition of fixed assets		19		—		20		—
Refund of guarantee deposits		25		—		27		—
Acquisition of investment securities accounted for using the equity method of accounting		—		(94,141)		—		(101,270)
Acquisition of fixed assets		(747)		(10)		(804)		(11)
Acquisition of intangible assets		(16)		(2)		(17)		(2)

Net cash provided by investing activities		113,281		141,525		121,860		152,244

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debentures in local currency		—		598,690		—		644,030
Repayment of borrowings		—		(120,000)		—		(129,088)
Redemption of debentures in local currency		(450,000)		(400,000)		(484,079)		(430,293)
Expense of issuing new shares		—		(709)		—		(763)
Payment of dividends		(322,405)		(119,468)		(346,821)		(128,515)

Net cash used in financing activities		(772,405)		(41,487)		(830,900)		(44,629)

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(14,348)		47,973		(15,435)		51,606
CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		104,072		56,099		111,954		60,348

CASH AND BANK DEPOSITS, END OF THE YEAR (Note 13)	(Won)	89,724	(Won)	104,072	US$	96,519	US$	111,954

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 9 subsidiaries and 14 2nd-tier subsidiaries as of December 31, 2006.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2006, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of December 31, 2006 and 2005 is as follows:

Parent companies	Subsidiaries	2006		2005
		Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Dec. 31
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Dec. 31
,,	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
,,	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
,,	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
,,	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	34.4	Dec. 31
,,	Woori Credit Suisse Asset Management Co., Ltd. (*2)	4,663,400	70.0	6,662,000	100.0	Dec. 31
,,	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec.31	(*1)
,,	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec.31	(*1)
,,	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec.31	(*1)
	Korea BTL Infrastructure Fund (*3)	7,937,899	100.0	—	—	Dec. 31
,,	Woori Global Market Asia Limited (*4)	39,000,000	100.0	—	—	Dec.31	(*1)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.(*5)	408,000	51.0	800,000	100.0	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec.31
,,	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec.31	(*1)
Woori Investment Securities Co., Ltd.	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec.31	(*1)
,,	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec.31	(*1)
,,	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec.31	(*1)
,,	High Technology Venture Investment	208,000	42.9	1,500,000	42.9	Dec.31	(*1)
,,	Global Technology Investment	592,000	50.0	1,500,000	50.0	Dec.31	(*1)
,,	MARS First Private Equity Fund (*6)	9,000,000	52.9	—	—	Dec. 31

(*1)	The financial statements for the year ended December 31, 2006 are not audited. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with the Practice Statements in Financial Reporting 2002-7 “Investees’ financial statements applied using the equity method of accounting”.

(*2)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Credit Suisse Asset Management Co., Ltd. As a result, (Won)34,604 million of gain on the disposal of the ownership interest in Woori CS was recorded in capital adjustment.
(*3)	On May 19, 2006, Woori Bank acquired 2,000,000 shares (100%) of Korea BTL Infrastructure Fund. On September 1 and November 14, 2006, Woori Bank additionally acquired 1,954,018 and 3,983,881 shares, respectively.
(*4)	On August 23, 2006, Woori Bank established Woori Global Market Asia Limited (common stock amounted to HKD 39,000,000) in Hong Kong as a subsidiary.
(*5)	On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori SB Asset Management Co., Ltd. (“Woori SB”).
(*6)	On September 19, 2006, Woori Investment Securities acquired 52.9% ownership of MARS First Private Equity Fund.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2006 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Its common stock amounted to (Won)3,179,783 million consisting of 635,956,580 common shares issued and outstanding as of December 31, 2006. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 836 branches and offices in Korea, and 15 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2006, Kyongnam Bank’s common stock amounted to (Won)259,000 million consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 139 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2006, its common stock amounted to (Won)220,403 million consisting of 44,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 124 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2006, its common stock amounted to (Won)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori SB Asset Management Co., Ltd. (formerly Woori CA Asset Management Co., Ltd., “Woori SB”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. As of December 31, 2006, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori CA Asset Management Co., Ltd. for asset management. As of December 31, 2006, its common stock amounted to (Won)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Led. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in capital adjustment. On January 24, 2006, Woori Investment Securities reduced its treasury stock by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%. As of December 31, 2006, its issued common stock amounted to (Won)687,445 million consisting of 132,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 18,870,968 shares. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 124 branches and offices in Korea and one office in overseas.

h.	Woori Credit Suisse Asset Management Co., Ltd.

Woori Credit Suisse Asset Management (formerly “Woori Asset Management”, “Woori CS”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and subsequently, Woori Asset Management changed its name to Woori CS. (Won)34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as a capital adjustment. As of December 31, 2006, the number of issued and outstanding common shares and contributed capital of Woori CS are 6,662,000 shares and (Won)33,310 million, respectively, which the Company owns 70% of the common shares. The head office of Woori CS is located in Seoul, Korea.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2006, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

(4)	General information pertaining to the Company’s 2nd -tier subsidiaries as of December 31, 2006 is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2006, the common stock of Woori CI amounted to (Won)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 16 branches and offices in Korea.

b.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2006, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2006, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

d.	Korea BTL Infrastructure Fund

Korea BTL Infrastructure Fund (“Korea BTL”) was established on May 19, 2006 in accordance with the Act on Business of Operating Indirect Investment and Assets, and Act on Private Investment in Infrastructure. Korea BTL has been engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. The asset management company and asset custody company of Korea BTL are Woori CS Asset Management and Hana Bank, respectively, and its general administration management company is Woori Bank. As of December 31, 2006, its common stock, which is wholly owned by Woori Bank, amounted to (Won)39,689 million, consisting of 7,937,899 shares issued and outstanding.

e.	Woori SB Asset Management Co., Ltd.

Woori SB was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB Asset Management Co., Ltd. As of December 31, 2006, Woori SB’s common stock amounted to (Won)4,000 million consisting of 800,000 shares issued and Woori F&I owns 51%. The office of Woori SB is located in Seoul, Korea.

f.	The information of other 2nd - tier subsidiaries as of December 31, 2006 is as follows (Korean won in millions, U.S. dollar, EURO and HKD in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.8.23	Hong Kong, China
Woori Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788	5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3 dollar	300	1992.6.18	New York, USA
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
High Technology Venture Investment	Securities investments	USD	5	486,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	12	1,184,000	1999.6.28	Malaysia
MARS First Private Equity Fund	Securities investments	(Won)	17,000	17,000,000	2005.1.26	Seoul, Korea

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)929.60 to US$ 1.00 at December 31, 2006, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accompanying non-consolidated financial statements were approved by the board of directors, of which board meeting was held on March 7, 2007.

The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below.

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.24. The Company adopted SKASs No. 1 to No. 17 (except for No.11) prior to the start of 2006 and SKASs No.18 ‘Interests in Joint Ventures’, No.19 ‘Lease’ and No.20 ‘Related Party Disclosure’ on or after January 1, 2006, and will adopt SKASs No.21 to No.24 after January 1, 2007.

Significant SKASs newly adopted are summarized below.

Related party disclosures – SKAS No.20

The Company adopted SKAS No.20 – “Related Party Disclosures” in 2006. This statement prescribes the disclosures necessary to draw attention to the possibility that the financial position and profit or loss of an entity may have been affected by the existence of related parties and by transactions and outstanding balances with such parties. It requires disclosing the nature of the relationships between parents and subsidiaries, even if there were no transactions between those related parties, and compensation of key management personnel. In addition, transactions between related parties are stated separately for each related party and type of transaction. The adoption of this standard has no effect on the Company’s net assets and net income for the years ended December 31, 2006 and 2005.

b.	Prior period adjustments

The Company has not recorded a gain on valuation using the equity method on prior period’s income statement relating to unrealized gains for available-for-sale securities and others in capital adjustment in which subsidiaries had recorded at acquisition date. Such capital adjustments should have been reflected as a gain on valuation using the equity method at the time when subsidiaries disposed the related available-for-sale securities and others in accordance with a Q&A from the Financial Supervisory Service. The Company corrected (Won)117 billion of net unrealized gains for available-for-sale securities and others in capital adjustment to net income in 2006. The effects on prior periods of (Won)122 billion are reported in non-operating income and the current year effect of (Won)5 billion is deducted from gain on valuation using the equity method of accounting in the income statement for the year ended December 31, 2006.

The Company had not consolidated private equity funds, which were invested by Woori Bank and managed by Woori CS, but recorded them as securities in its consolidated financial statements of prior years. The Company should have consolidated those investments at the consolidation level. Therefore, the Company reflects the effect of changes in consolidation scope on the non-consolidated financial statements. As a result, the Company corrected (Won)26.6 billion of net gains on private equity funds to net income in 2006.The current year effect of (Won)13.2 billion is recorded in gain on valuation using the equity method of accounting and the effect on prior years of (Won)13.4 billion is recorded in non-operating income.

c.	Reclassifications

The Company reclassified cash flows from dividends on investment securities accounted for the equity method from investment activities to operating activities. The statement of cash flows in 2005 presented for comparative purpose was reclassified.

d.	Investment securities accounted for using the equity method of accounting

If the Company owns 20% or more of voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as an extraordinary gain.

The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.

e.	Allowance for possible loan losses

The Company provides an allowance for possible loan losses based on management analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

f.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost and expenditures that increase future economic benefits beyond its most recently assessed standard of performance are capitalized as additions to fixed assets.

Depreciation is computed using the straight-line method for structures in leased offices and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for fixed assets.

g.	Intangible assets

Intangible assets are recorded at acquisition cost. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.

h.	Amortization of discount on debentures

Discounts on debentures issued are presented as deductions from the debentures. Discounts are accreted over the period from issuance to maturity using the effective interest rate method. Accretion of discounts is recognized as interest expense on the debentures.

i.	Accrued severance benefits

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments at termination. Deposits for severance benefits, which will be directly paid to employees, are recorded as deductions from accrued severance benefits (Note 8).

j.	Stock-based compensation

The Company had valued stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general and administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2005, the Company decided that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at the date the resolution was made and the fair value at the date it was granted. The Company recorded stock based compensation cost subject to exercise as liabilities as of December 31, 2006.

k.	Accounting for foreign currency transactions and translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange on the transaction date. The Korean won equivalent of monetary assets and liabilities denominated in foreign currencies are translated in these financial statements based on the Base Rate announced by Seoul Money Brokerage Service, Ltd. ((Won)929.60 and (Won)1,013.00 to $1.00 at December 31, 2006 and 2005, respectively) or cross rates as of the balance sheet dates. Translation gains and losses on foreign currency denominated assets and liabilities are credited or charged to current operations.

l.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

m.	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities for the year ended December 31, 2006, which are accounted for using the equity method of accounting, are as follows (Korean won in millions):

	Jan.1, 2006		Gain (loss) on valuation using the equity method		Capital adjustments		Retained Earnings		Other increase (decrease)		Dec.31, 2006
Woori Bank	(Won)	9,695,213	(Won)	1,648,837	(Won)	422,298	(Won)	(1,331)	(Won)	(467,135)	(Won)	11,297,882
Kyongnam Bank		694,275		155,002		(22,759)		—		(31,534)		794,984
Kwangju Bank		561,330		100,656		24,640		—		(55,631)		630,995
WFIS		11,903		3,842		—		—		(4,500)		11,245
Woori F&I		114,017		28,474		11,884		—		(29,501)		124,874
Woori 3rd SPC		—		(139)		24,564		—		(108)		24,317
Woori Investment Securities		604,543		68,233		14,127		—		(37,548)		649,355
Woori CS		60,600		11,013		768		—		(24,726)		47,655
Woori PE		9,797		309		—		—		—		10,106

	(Won)	11,751,678	(Won)	2,016,227	(Won)	475,522	(Won)	(1,331)	(Won)	(650,683)	(Won)	13,591,413

(2) The reconciliation between the acquisition costs and the book value as of December 31, 2005 is summarized as follows (Korean won in millions):
	Acquisition cost		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2005
Woori Bank (*1)	(Won)	3,207,893	(Won)	3,966,728	(Won)	1,466,762	(Won)	(250,043)	(Won)	1,303,873	(Won)	9,695,213
Kyongnam Bank		259,000		469,775		33,014		(11,466)		(56,048)		694,275
Kwangju Bank		170,403		366,509		8,162		(3,777)		20,033		561,330
WFIS		5,244		6,858		5		(204)		—		11,903
Woori F&I		10,094		101,932		11,073		(60)		(9,022)		114,017
Woori 3rd SPC		10		21,860		47,680		(9,890)		(59,660)		—
Woori Investment Securities (*2)		507,863		43,624		146,716		(2,577)		(91,083)		604,543
Woori CS (*3)		39,128		9,827		(2,558)		—		14,203		60,600
Woori PE		10,000		(203)		—		—		—		9,797

	(Won)	4,209,635	(Won)	4,986,910	(Won)	1,710,854	(Won)	(278,017)	(Won)	1,122,296	(Won)	11,751,678

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.
(*2)	Included Woori Securities Co., Ltd.
(*3)	Included Woori Investment Trust Management Co., Ltd.

(3)	The details of other increase or decrease for the year ended December 31, 2006 are as follows (Korean won in millions):

	Other non-operating revenue		Acquisition (Disposal)		Dividends		Total
Woori Bank	(Won)	125,576	(Won)	—	(Won)	(592,711)	(Won)	(467,135)
Kyongnam Bank		34,770		—		(66,304)		(31,534)
Kwangju Bank		(14,681)		—		(40,950)		(55,631)
WFIS		—		—		(4,500)		(4,500)
Woori F&I		—		—		(29,501)		(29,501)
Woori 3rd SPC		—		—		(*1)(108)		(108)
Woori Investment Securities		(9,753)		—		(27,795)		(37,548)
Woori CS		—		(19,396)		(5,330)		(24,726)

	(Won)	135,912	(Won)	(19,396)	(Won)	(767,199)	(Won)	(650,683)

(*1)	Adjustment on dividend receivables

(4)	The details of other increase or decrease for the acquisition date to December 31, 2005 are as follows (Korean won in millions):

	Capital reduction		Acquisition		Dividends		Total
Woori Bank (*1)	(Won)	—	(Won)	2,517,418	(Won)	(1,213,545)	(Won)	1,303,873
Kyongnam Bank		—		—		(56,048)		(56,048)
Kwangju Bank		—		57,044		(37,011)		20,033
Woori F&I		—		—		(9,022)		(9,022)
Woori 3rd SPC		—		—		(59,660)		(59,660)
Woori Investment Securities (*2)		(154,000)		85,121		(22,204)		(91,083)
Woori CS (*3)		(21,939)		48,442		(12,300)		14,203

	(Won)	(175,939)	(Won)	2,708,025	(Won)	(1,409,790)	(Won)	1,122,296

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.
(*2)	Included Woori Securities Co., Ltd.
(*3)	Included Woori Investment Trust Management Co., Ltd.

(5)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Amortization		Dec. 31, 2006
Woori F&I	(Won)	74	(Won)	4	(Won)	70
Woori Investment Securities		(2,735)		(241)		(2,494)

	(Won)	(2,661)	(Won)	(237)	(Won)	(2,424)

(6)	The details of changes in the difference between the acquisition cost and the proportionate net asset value from the acquisition date to the year ended December 31, 2005 are as follows (Korean won in millions):

	Acquisition date		Increase(decrease)		Amortization		Dec. 31, 2005
Woori Bank	(Won)	328,323	(Won)	6,756	(Won)	335,079	(Won)	—
Kyongnam Bank		8,900		—		8,900		—
Kwangju Bank		19,343		—		19,343		—
Woori Credit Card		28,721		(24,056)		4,665		—
Woori Investment Bank		5,979		(5,282)		697		—
WFIS		(110)		—		(110)		—
Woori F&I		94		—		20		74
Woori Securities		355		—		355		—
Woori Investment Securities		(15,405)		—		(12,670)		(2,735)

	(Won)	376,200	(Won)	(22,582)	(Won)	356,279	(Won)	(2,661)

(7)	The details of unrealized gain (loss) from transactions among subsidiaries for the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Realized		Incurred		Dec. 31, 2006
Woori Bank	(Won)	7,020	(Won)	(18,406)	(Won)	11,974	(Won)	588
Kyongnam Bank		(40)		45		—		5
Kwangju Bank		(5,456)		9,144		—		3,688
WFIS		327		1,399		—		1,726
Woori F&I		(234)		(150)		—		(384)
Woori 3rd SPC		(139)		—		—		(139)

	(Won)	1,478	(Won)	(7,968)	(Won)	11,974	(Won)	5,484

(8)	The market value of Woori Investment Securities is (Won)926,500 million ((Won)20,000 per share) as of December 31, 2006.

4. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Loans as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2006		2005
WFIS (*1)	Oct. 31, 2002	Oct. 31, 2006	6.3	(Won)	—	(Won)	30,000

Woori F&I (*2)	Mar. 25, 2003	Mar. 25, 2007	7.3		27,000		57,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000

					50,000		80,000

				(Won)	50,000	(Won)	110,000

(*1)	Loans granted to finance the transaction between Woori Bank and WFIS, to which Woori Bank transferred its IT equipment.
(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

(2)	Allowances for possible loan losses as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Loans:
Woori F&I	(Won)	250	(Won)	400
WFIS		—		150

	(Won)	250	(Won)	550

5. FIXED AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Dec. 31, 2006
Furniture and equipment	(Won)	75	(Won)	732	(Won)	—	(Won)	211	(Won)	596
Leasehold improvements		45		15		—		26		34

	(Won)	120	(Won)	747	(Won)	—	(Won)	237	(Won)	630

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Dec. 31, 2005
Vehicles	(Won)	7	(Won)	—	(Won)	—	(Won)	7	(Won)	—
Furniture and equipment		142		9		1		75		75
Leasehold improvements		79		1		—		35		45

	(Won)	228	(Won)	10	(Won)	1	(Won)	117	(Won)	120

(2)	Changes in intangible assets for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	Jan. 1, 2006		Acquisition		Amortization		Dec. 31, 2006
Software	(Won)	7		(Won)—	(Won)	4	(Won)	3
Industrial property rights		28		16		17		27

	(Won)	35	(Won)	16	(Won)	21	(Won)	30

	Jan. 1, 2005		Acquisition		Amortization		Dec. 31, 2005
Software	(Won)	14	(Won)	—	(Won)	7	(Won)	7
Industrial property rights		40		2		14		28

	(Won)	54	(Won)	2	(Won)	21	(Won)	35

As of December 31, 2006 and 2005, accumulated amortization of software amount to (Won)31 million and (Won)27 million, respectively, and accumulated amortization of industrial property rights amount to (Won)57 million and (Won)40 million, respectively.

6. OTHER ASSETS

Other assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Guarantee deposits (Note 18)	(Won)	4,178	(Won)	4,204
Other receivables (Notes 11 and 18)		3,276		6,090
Dividend receivables		53,869		53,761
Accrued income (Note 18)		448		929
Prepaid expenses		203		198
Prepaid income tax		—		1,246

	(Won)	61,974	(Won)	66,428

7. DEBENTURES

(1)	Debentures in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

1)	Bonds

	Issuance Date	Annual interest rate (%)	Maturity	2006		2005
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	(Won)	200,000	(Won)	200,000
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		—		300,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000
The 17th bonds	Sep. 14, 2005	4.15	Apr. 14, 2006		—		150,000

					1,850,000		2,300,000
Less: discounts					(2,409)		(3,797)

				(Won)	1,847,591	(Won)	2,296,203

8. ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)2,363 million and (Won)1,980 million as of December 31, 2006 and 2005, respectively.

The details of changes in the accrued severance benefits for years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
January 1	(Won)	1,980	(Won)	1,231
Provision for severance benefits (Note 14)		880		967
Retirement indemnities payment		(497)		(218)

December 31	(Won)	2,363	(Won)	1,980

The Company has deposited employee retirement insurance at Woori Bank. As of December 31, 2006 and 2005, the deposits, amounting to (Won)2,002 million and (Won)1,787 million, respectively, are presented as a deduction from accrued severance benefits.

9. OTHER LIABILITIES

Other liabilities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Accrued severance benefits (Note 8)	(Won)	2,363	(Won)	1,980
Deposits with employee retirement insurance trust (Note 8)		(2,002)		(1,787)
Other payables (Note 17)		651		784
Accrued expenses (Notes 11 and 17)		11,682		16,806
Withholdings		164		433

	(Won)	12,858	(Won)	18,216

10. SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2006 and 2005 are as follows:

	2006		2005
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2006 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori CS	—		—		(24,537)

2005.12.31		806,015,340	(Won)	4,030,077	(Won)	84,488

2006.12.31		806,015,340	(Won)	4,030,077	(Won)	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,555 shares and 2,550 shares of treasury stock as of December 31, 2006 and 2005, respectively.

(5)	Dividends to net income ratio for the years ended December 31, 2006 and 2005 are as follows:

	2006		2005
The number of issued shares		806,015,340		806,015,340
The number of treasury stocks		2,555		2,550
Shares subject to dividend		806,012,785		806,012,790

Dividend per share	(Won)	600	(Won)	400
Par value	(Won)	5,000	(Won)	5,000
Dividend ratio per share		12.0%		8.0%

Gross dividend	(Won)	483,608 million	(Won)	322,405 million
Net income	(Won)	2,029,319 million	(Won)	1,688,221 million
Dividend ratio by net income		23.83%		19.10%

11. STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 468,500 and 296,250 stock options were exercised amounting to (Won)4,592 million and (Won)2,752 million for the years ended December 31, 2006 and 2005, respectively. In connection with this, the Company revalued stock based compensation and recorded (Won)4,129 million of the stock-based payment as liabilities as of December 31, 2006.

(2)	The summary of stock-based compensation granted as of December 31, 2006 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During a three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		454,000 shares		310,750 shares
Exercisable number of rights		266,000 shares		109,250 shares
Value per right	(Won)	9,512	(Won)	14,633
Stock-based compensation liabilities	(Won)	2,530 million	(Won)	1,599 million

(3)	Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiaries recorded the related cost as other payables amounting to (Won)3,276 million and the Company recorded the same amount as other receivables.

12. INCOME TAX EXPENSE

(1)	Differences between income before income tax and taxable income for years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005 (*1)
Net income before income tax	(Won)	2,029,319	(Won)	1,688,221

Non-temporary differences:
Addition:
Investment securities		611,434		703,057
Deemed interest income		—		3,206
Paid-in capital in excess of par value		—		19,822
Stock-based compensation		123		—
Others		551		2,485
Deduction:
Dividend income		(687,157)		(123,861)
Investment securities		(1,331)		(60,749)
Long-term interest receivables		—		(7,045)
Stock options		—		(2,624)
Other non-operating income		(135,913)		—

		(212,293)		534,291

Temporary differences:
Addition:
Long-term interest receivables-prior year		—		4,506
Long-term receivables		2,814		—
Long-term accrued expenses		2,153		7,937
Gain on disposal of investment securities		34,604
Others		1,088		3,804
Deduction:
Investment securities		(1,872,100)		(2,276,201)
Long-term accrued expenses		(3,808)		—
Others		(3,829)		(74,626)

		(1,839,078)		(2,334,580)

Taxable loss before donation adjustment		(22,052)		(112,068)

Donation expenses in excess of tax limit		119		—

Taxable loss after donation adjustment	(Won)	(21,933)	(Won)	(112,068)

(*1)	Adjusted based on the reported tax returns

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Decrease		Increase		Dec. 31, 2006		Deferred tax assets (liabilities)
(Temporary differences to be charged to income tax expense)
Investment securities	(Won)	(3,200,579)	(Won)	12,970	(Won)	(1,247,696)	(Won)	(4,461,245)	(Won)	(*1) (63,143)
Accrued severance benefits		1,188		353		583		1,418		390
Employee retirement deposits		(1,188)		(353)		(583)		(1,418)		(390)
Depreciation		40		14		152		178		49
Accrued expenses		2,770		2,770		2,153		2,153		592
Accounts receivable		(6,090)		(2,814)		—		(3,276)		(901)
Dividend receivables		108		108		—		—		—
Long-term accrued expenses		7,937		3,808		—		4,129		1,135

	(Won)	(3,195,814)	(Won)	16,856	(Won)	(1,245,391)	(Won)	(4,458,061)	(Won)	(62,268)

(Temporary differences to be charged to equity) Capital adjustments due to the equity method of accounting	(Won)	(1,710,854)	(Won)	768	(Won)	(610,666)	(Won)	(2,322,288)	(Won)	(*1)(41,813)
Gain on disposal of investments using the equity method		—		—		34,604		34,604		9,516

	(Won)	(1,710,854)	(Won)	768	(Won)	(576,062)	(Won)	(2,287,684)	(Won)	(32,297)

Temporary differences total	(Won)	(4,906,668)	(Won)	17,624	(Won)	(1,821,453)	(Won)	(6,745,745)	(Won)	(94,565)

Tax loss carry-forwards	(Won)	222,067	(Won)	25,288	(Won)	21,933	(Won)	218,712	(Won)	67,100

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	The changes in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005 (*1)		Decrease		Increase		Dec. 31, 2005		Deferred tax assets (liabilities)
(Temporary differences to be charged to income tax expense)
Investment securities	(Won)	(1,601,189)	(Won)	(206,653)	(Won)	(1,806,043)	(Won)	(3,200,579)	(Won)	(*2)(43,120)
Currency swap liabilities		13,969		13,969		—		—		—
Accrued income		(296)		(296)		—		—		—
Accrued severance benefits		738		107		557		1,188		326
Employee retirement deposits		(738)		(107)		(557)		(1,188)		(326)
Depreciation		28		10		22		40		11
Accrued expenses		3,409		3,409		2,770		2,770		761
Accounts receivable		(1,842)		—		(4,248)		(6,090)		(1,675)
Long-term accrued interest payables		3,498		3,498		—		—		—
Long-term accrued interest income		(4,506)		(4,506)		—		—		—
Premiums on debentures		65		65		—		—		—
Adjustment of conversion rights		(53)		(53)		—		—		—
Dividend receivables		48,873		48,765		—		108		29
Long-term accrued expenses		—		—		7,937		7,937		2,182

	(Won)	(1,538,044)	(Won)	(141,792)	(Won)	(1,799,562)	(Won)	(3,195,814)	(Won)	(41,812)

(Temporary differences to be charged to equity)
Capital adjustments due to the equity method of accounting	(Won)	(1,034,034)	(Won)	—	(Won)	(676,820)	(Won)	(1,710,854)	(Won)	(*2)(49,663)

Temporary differences total	(Won)	(2,572,078)	(Won)	(141,792)	(Won)	(2,476,382)	(Won)	(4,906,668)	(Won)	(91,475)

Tax loss carry-forwards	(Won)	109,999	(Won)	—	(Won)	112,068	(Won)	222,067	(Won)	61,296

(*1)	Adjusted based on the reported tax returns
(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(4)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2001	(Won)	25,288	(Won)	—	(Won)	25,288	(Won)	—	Dec. 31, 2006
2002		13,899		—		—		13,899	Dec. 31, 2007
2003		48,398		—		—		48,398	Dec. 31, 2008
2004		22,414		—		—		22,414	Dec. 31, 2009
2005		112,068		—		—		112,068	Dec. 31, 2010
2006		21,933		—		—		21,933	Dec. 31, 2011

	(Won)	244,000	(Won)	—	(Won)	25,288	(Won)	218,712

(*1)	Adjusted based on the reported tax returns

(5)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

13. STATEMENTS OF CASH FLOWS

The transactions without cash flows for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

Transactions	2006		2005
Increase in capital adjustments due to the equity method of accounting	(Won)	646,038	(Won)	660,894
Decrease in retained earnings due to the equity method of accounting		(1,331)		(5,643)
Increase in other receivables and stock-based compensation		2,814		4,248
Increase in stock-based compensation		2,814		7,937
Increase in dividend receivables		108		43,007
Increase in investment securities due to exercise of convertible bonds		—		57,044
Capital increase due to conversion of convertible bonds in foreign currency		—		72,468

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2006 and 2005 are summarized as follows (Korean won in millions):

	2006		2005
Salaries, wages and bonuses (Note 21)	(Won)	10,311	(Won)	10,113
Provision for severance benefits (Notes 8 and 21)		880		967
Fringe benefits (Note 21)		789		728
Rent (Note 21)		2,319		2,286
Entertainment		618		421
Depreciation (Notes 5 and 21)		237		117
Amortization (Notes 5 and 21)		21		21
Taxes and dues (Note 21)		63		71
Advertising		7,161		7,080
Travel		273		197
Telecommunications		105		73
Service fees		2,239		2,351
Suppliers		86		75
Stock compensation (Note 11)		188		2,445
Others		1,061		1,265

	(Won)	26,351	(Won)	28,210

15.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	168,776,675	(Won)	157,475,909	(Won)	11,300,766
Kyongnam Bank		16,653,401		15,858,422		794,979
Kwangju Bank		13,934,491		13,307,184		627,307
WFIS		209,101		199,581		9,520
Woori F&I		224,950		95,914		129,036
Woori 3rd SPC		78,346		53,890		24,456
Woori Investment Securities		12,832,639		10,711,995		2,120,644
Woori CS		72,837		4,758		68,079
Woori PE		10,643		537		10,106

	(Won)	212,793,083	(Won)	197,708,190	(Won)	15,084,893

<2005>

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	129,463,237	(Won)	119,771,836	(Won)	9,691,401
Kyongnam Bank		14,098,905		13,404,623		694,282
Kwangju Bank		11,697,181		11,130,395		566,786
Woori Finance Information System		215,949		204,374		11,575
Woori F&I		264,403		150,227		114,176
Woori 3rd SPC		53,919		53,888		31
Woori Investment Securities		9,196,432		7,201,170		1,995,262
Woori CS		65,284		4,437		60,847
Woori PE		9,858		61		9,797

	(Won)	165,065,168	(Won)	151,921,011	(Won)	13,144,157

(2)	The condensed statements of operations of subsidiaries for the year ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	14,453,920	(Won)	12,801,229	(Won)	1,652,691	(Won)	2,158,166	(Won)	1,642,032
Kyongnam Bank		976,078		769,947		206,131		207,036		154,958
Kwangju Bank		770,945		647,851		123,094		123,532		90,118
WFIS		241,788		235,380		6,408		4,205		2,444
Woori F&I		22,792		16,817		5,975		41,152		28,629
Woori 3rd SPC		12		151		(139)		(139)		(139)
Woori Investments Securities		2,838,676		2,570,884		267,792		333,743		235,317
Woori CS		32,913		15,456		17,457		17,544		12,561
Woori PE		2,864		2,402		462		393		309

	(Won)	19,339,988	(Won)	17,060,117	(Won)	2,279,871	(Won)	2,885,632	(Won)	2,166,229

<2005>
	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	11,325,187	(Won)	9,680,565	(Won)	1,644,622	(Won)	1,648,704	(Won)	1,425,912
Kyongnam Bank		795,335		633,461		161,874		143,534		132,678
Kwangju Bank		643,535		556,034		87,501		98,142		124,684
Woori Finance Information System		261,420		257,183		4,237		5,492		3,473
Woori F&I		27,931		21,402		6,529		83,718		58,906
Woori 3rd SPC		18,537		1,651		16,886		16,887		16,887
Woori Investment Trust Management (*1)		2,971		2,309		662		91		37
Woori Securities (*2)	(Won)	47,824	(Won)	61,209	(Won)	(13,385)	(Won)	(27,483)	(Won)	(25,185)
Woori Investments Securities		1,391,433		1,175,003		216,430		267,398		185,840
Woori CSt		14,962		9,484		5,478		6,480		4,637
Woori PE		24		227		(203)		(203)		(203)

	(Won)	14,529,159	(Won)	12,398,528	(Won)	2,130,631	(Won)	2,242,760	(Won)	1,927,666

(*1)	The income for the five months ended May 31, 2005 before merger into Woori Asset Management.
(*2)	The loss for the three months ended March 31, 2005 before merger into Woori Investment Securities.

(3)	Significant liabilities and assets of the Company and its subsidiaries as of December 31, 2006 and 2005 are summarized as follows (Korean won in millions):

1)	Significant liabilities

<2006>

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	1,847,591	(Won)	1,847,591
Woori Bank		105,427,860		14,164,008		24,020,776		143,612,644
Kyongnam Bank		11,257,475		2,481,039		1,240,369		14,978,883
Kwangju Bank		10,154,683		2,011,820		676,334		12,842,837
WFIS		—		127,000		—		127,000
Woori F&I		—		83,000		—		83,000
Woori Investment Securities		2,595,342		4,636,101		249,503		7,480,946

	(Won)	129,435,360	(Won)	23,502,968	(Won)	28,034,573	(Won)	180,972,901

<2005>

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,296,203	(Won)	2,296,203
Woori Bank		85,434,204		10,894,744		15,178,302		111,507,250
Kyongnam Bank		10,521,145		1,700,335		797,500		13,018,980
Kwangju Bank		8,411,126		1,802,436		576,256		10,789,818
Woori Finance Information System		—		145,000		—		145,000
Woori F&I		—		117,000		—		117,000
Woori Investment Securities		2,964,155		2,023,108		189,967		5,177,230

	(Won)	107,330,630	(Won)	16,682,623	(Won)	19,038,228	(Won)	143,051,481

2)	Significant assets

<2006>

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	89,724	(Won)	13,591,413	(Won)	49,750	(Won)	13,730,887
Woori Bank		6,932,495		30,003,799		119,945,704		156,881,998
Kyongnam Bank		963,726		4,108,174		10,627,585		15,699,485
Kwangju Bank		1,395,627		3,673,564		8,415,073		13,484,264
WFIS		7,904		194		—		8,098
Woori F&I		33,277		98,910		73,939		206,126
Woori 3rd SPC		481		77,865		—		78,346
Woori Investment Securities		1,471,798		8,732,730		1,757,505		11,962,033
Woori CS		46,915		10,592		867		58,374
Woori PE		9,899		—		—		9,899

	(Won)	10,951,846	(Won)	60,297,241	(Won)	140,870,423	(Won)	212,119,510

<2005>

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	104,072	(Won)	11,751,678	(Won)	109,450	(Won)	11,965,200
Woori Bank		7,304,472		25,763,222		89,910,252		122,977,946
Kyongnam Bank		1,374,227		3,699,387		8,425,598		13,499,212
Kwangju Bank		749,584		3,200,040		7,294,885		11,244,509
Woori Finance Information System		5,481		513		—		5,994
Woori F&I		53,402		54,697		140,835		248,934
Woori Third Asset Securitization Specialty		618		53,301		—		53,919
Woori Investment Securities		1,805,568		5,098,652		1,187,643		8,091,863
Woori Asset Management		31,403		19,564		256		51,223
Woori Private Equity		9,641		—		—		9,641

	(Won)	11,438,468	(Won)	49,641,054	(Won)	107,068,919	(Won)	168,148,441

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2006 and 2005 are summarized as follows (Korean won in millions):

<2006>

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	121,680,717	(Won)	1,735,013	1.43
Kyongnam Bank		10,754,483		126,898	1.18
Kwangju Bank		8,520,160		105,087	1.23
Woori F&I		74,310		371	0.50
Woori Investment Securities		1,893,043		135,538	7.16
Woori CS		871		4	0.46

	(Won)	142,923,584	(Won)	2,102,911	1.47

<2005>

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	91,278,592	(Won)	1,368,340	1.50
Kyongnam Bank		8,545,049		119,451	1.40
Kwangju Bank		7,391,368		96,483	1.31
Woori F&I		141,542		707	0.50
Woori Investment Securities		1,342,240		154,597	11.52
Woori CS		257		1	0.39

	(Won)	108,699,048	(Won)	1,739,579	1.60

16. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		Ratio (%)	2005		Ratio (%)
Woori Bank	(Won)	1,648,837	81.8	(Won)	1,441,498	79.1
Kyongnam Bank		155,002	7.7		132,618	7.3
Kwangju Bank		100,656	5.0		115,184	6.3
WFIS		3,842	0.2		4,291	0.2
Woori F&I		28,474	1.4		58,693	3.2
Woori 2rd SPC		—	—		(26)	—
Woori 3rd SPC		(139)	—		16,798	0.9
Woori Investment Trust Management		—	—		35	—
Woori Securities		—	—		(26,270)	(1.4)
Woori Investment Securities		68,233	3.4		76,242	4.2
Woori CS		11,013	0.5		3,944	0.2
Woori PE		309	—		(203)	—

Gain on valuation using the equity method of accounting		2,016,227	100.0		1,822,804	100.0

Other income		151,440			18,513
Other expenses		(138,348)			(153,096)

Net income	(Won)	2,029,319		(Won)	1,688,221

17. TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
<Assets>
Woori Bank	(Won)	67,394	(Won)	83,439	Cash and bank deposits
		4,153		4,153	Guarantee deposits
		2,619		4,305	Other receivables
		116		102	Accrued income
Kyongnam Bank		11,287		10,321	Cash and bank deposits
		14		10	Accrued income
Kwangju Bank		11,043		10,311	Cash and bank deposits
		8		6	Accrued income
WFIS		—		30,000	Loans
		159		363	Other receivables
		—		316	Accrued income
Woori F&I		50,000		80,000	Loans
		310		496	Accrued income
Woori Credit Information		240		721	Other receivables
Woori SB		257		385	Other receivables
Woori CA		—		315	Other receivables
Principal guaranteed trust accounts of Woori Bank		2,002		1,787	Deposits with employee retirement trust

	(Won)	149,602	(Won)	227,030

<Liabilities>

Woori Bank	(Won)	117	(Won)	135	Other payables

(2)	Revenues and expenses from transactions with the subsidiaries for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<Revenues>	2006		2005
Woori Bank	(Won)	5,256	(Won)	3,620	Interest income on deposits
Kyongnam Bank		1,365		344	Interest income on deposits
Kwangju Bank		1,083		329	Interest income on deposits
		—		2,538	Interest income on loans
WFIS		1,424		1,840	Interest income on loans
Woori F&I		4,892		7,716	Interest income on loans
Woori 3rd SPC		—		1,208	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		61		16	Interest income on deposits

	(Won)	14,081	(Won)	17,611

<Expenses>
Woori Bank	(Won)	—	(Won)	91	Loss on swap contracts
		2,261		2,231	Rent
WFIS		1,728		319	Service fees
		—		1,928	Other administrative expenses

	(Won)	3,989	(Won)	4,569

(3)

The Company compensated 10 management personnel, registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won) 3,029 million of salaries and recorded (Won)262 million of provision for severance benefits for the year ended December 31, 2006.

18. EARNINGS PER COMMON SHARE

(1)	Basic ordinary income per common share and basic net income per common share for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions, except for earnings per share data):

	2006		2005
Net income on common shares	(Won)	2,029,319	(Won)	1,688,221
Extraordinary gain		—		—
Income tax effect on extraordinary gain		—		—

Ordinary income on common shares	(Won)	2,029,319	(Won)	1,688,221

Weighted average number of common shares outstanding		806,012,788		804,389,232

Basic ordinary income per common shares	(Won)	2,518	(Won)	2,099

Basic net income per common shares	(Won)	2,518	(Won)	2,099

(2)	Diluted ordinary income per common share and diluted net income per common share for the year ended December 31, 2005 are as follows (Korean won in millions, except for earnings per share data):

	2005
Diluted net income on common shares	(Won)	1,688,597
Extraordinary gain		—
Income tax effect on extraordinary gain		—

Diluted ordinary income on common shares	(Won)	1,688,597

Weighted average number of common and dilutive common shares outstanding		806,038,982

Diluted ordinary income per common shares	(Won)	2,095

Diluted net income per common shares	(Won)	2,095

(*) There are no diluted net income and ordinary income for the year ended December 31, 2006 because all convertible securities were converted into common shares for the year ended December 31, 2005.

19. INSURANCE

As of December 31, 2006, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. and others. The insurance coverage is (Won)30,000 million.

20. OPERATIONAL RESULTS

Operational results for the three months ended December 31, 2006 and 2005 are as follows (Korean won in millions, except for earning per share data):

	Three months ended Dec. 31, 2006		Three months ended Dec. 31, 2005
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	450,910	(Won)	229,824
Operating expenses		32,066		41,631

Operating income		418,844		188,193

Net income	(Won)	432,163	(Won)	188,187

Basic net income per common share	(Won)	536	(Won)	233

21. INFORMATION FOR CALCULATING VALUE ADDED

Information for calculating value added is as follows (Korean won in millions):

	2006		2005
Salaries, wages and bonuses	(Won)	10,311	(Won)	10,113
Provision for severance benefits		880		967
Fringe benefits		789		728
Rent		2,319		2,286
Depreciation		237		117
Amortization		21		21
Taxes and dues		63		71
Net interest expenses		89,315		113,440

	(Won)	103,935	(Won)	127,743

22. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

Internal Accounting Control System Review Report

English Translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2006, the Company’s IACS has been designed and is operating effectively as of December 31, 2006, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2006, and we did not review management’s assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

March 8, 2007

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2006 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea,

WOORI FINANCE HOLDINGS CO., LTD. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND INDEPENDENT AUDITORS’ REPORT

Audit•Tax•Consulting•Financial Advisory•

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Woori Investment Securities Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 6.1% ((Won)12,833 billion) and 5.4% ((Won)8,909 billion) of consolidated total assets as of December 31, 2006 and 2005, respectively, and total revenues constituting 14.8% ((Won)2,839 billion) and 9.6% ((Won)1,375 billion) of consolidated total revenues for the years ended December 31, 2006 and 2005, respectively. The financial statements of Woori Investment Securities Co., Ltd. for the years ended December 31, 2006 and 2005 were audited by other auditors, KPMG Samjong Accounting Corp., whose report, dated January 19, 2007, expressed an unqualified opinion on those statements and has been furnished to us, and our opinion, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd., is based solely on the report of the other auditor.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 8, 2007

Notice to Readers

This report is effective as of March 8, 2007, the auditors’ report date. Certain subsequent events or circumstances may have occurred between this audit report date and the time the audit report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
ASSETS
Cash and due from banks (Notes 3, 17, 28, 30 and 31)	(Won)	10,674,977	(Won)	11,224,015	US$	11,483,409	US$	12,074,026
Trading securities (Notes 4, 9, 17 and 31)		12,869,717		7,693,626		13,844,360		8,276,276
Available-for-sale securities (Notes 5, 9, 10, 11, 17 and 31)		22,460,252		18,766,964		24,161,201		20,188,214
Held-to-maturity securities (Notes 6, 9, 10, 11, 17 and 31)		8,636,702		9,761,766		9,290,772		10,501,039
Market index funds (Notes 7 and 9)		2,164,637		1,288,653		2,328,568		1,386,245
Investments accounted for using the equity method of accounting (Notes 8, 9 and 31)		182,652		182,081		196,484		195,870
Loans, net of allowances for possible loan losses (Notes 12, 13, 30 and 31)		140,854,505		106,937,970		151,521,628		115,036,543
Fixed assets and intangible assets (Notes 14 16, 17 and 31)		2,840,228		2,684,534		3,055,323		2,887,838
Other assets, net of present value discounts (Notes 15, 30 and 31)		11,313,660		6,003,239		12,170,460		6,457,873

	(Won)	211,997,330	(Won)	164,542,848	US$	228,052,205	US$	177,003,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES

Deposits (Notes 18, 30 and 31)	(Won)	129,022,868	(Won)	107,087,991	US$	138,793,963	US$	115,197,925
Borrowings (Notes 19, 30 and 31)		23,403,018		16,508,102		25,175,364		17,758,285
Debentures, net of discounts and added redemption premium (Notes 20 and 31)		27,781,022		18,813,020		29,884,920		20,237,759
Other liabilities (Notes 21, 30 and 31)		18,365,617		11,028,773		19,756,473		11,863,998

		198,572,525		153,437,886		213,610,720		165,057,967

SHAREHOLDERS’ EQUITY
Capital stock (Note 23)		4,030,077		4,030,077		4,335,281		4,335,281
Capital surplus		187,955		142,608		202,189		153,408
Retained earnings (Net income of (Won) 2,029,319 million and (Won) 1,688,221 million in 2006 and 2005, respectively)		5,601,869		3,896,255		6,026,107		4,191,324
Capital adjustments		2,117,488		1,652,709		2,277,848		1,777,871
Minority interests		1,487,416		1,383,313		1,600,060		1,488,073

		13,424,805		11,104,962		14,441,485		11,945,957

	(Won)	211,997,330	(Won)	164,542,848	US$	228,052,205	US$	177,003,924

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING REVENUE
INTEREST INCOME (Note 30):
Interest on due from banks	(Won)	62,635	(Won)	55,174	US$	67,379	US$	59,352
Interest and dividends on trading securities		415,184		206,367		446,627		221,996
Interest and dividends on available-for-sale securities		653,422		527,570		702,907		567,524
Interest and dividends on held-to-maturity securities		468,106		567,785		503,556		610,784
Interest on loans		8,294,730		6,229,527		8,922,902		6,701,298
Other		104,413		102,322		112,320		110,071

		9,998,490		7,688,745		10,755,691		8,271,025

FEES (Note 30):
Commissions		1,414,475		1,210,771		1,521,595		1,302,464
Commissions received on credit cards		28,493		19,629		30,651		21,116
Guarantee fees		21,853		17,923		23,508		19,280
Other		30,370		25,880		32,670		27,840

		1,495,191		1,274,203		1,608,424		1,370,700

OTHER OPERATING REVENUE (Note 30):
Gain on trading securities		329,459		363,852		354,409		391,407
Gain on market index funds		1,523,454		211,836		1,638,828		227,879
Gain on securitized assets		—		18,442		—		19,839
Gain on foreign exchange		2,359,730		1,975,894		2,538,436		2,125,531
Gain on derivatives (Note 33)		3,358,309		2,609,137		3,612,639		2,806,731
Trust management fees		67,293		50,974		72,389		54,834
Reversal of allowance for possible losses		29,530		15,661		31,766		16,847
Other		65,577		49,686		70,543		53,449

		7,733,352		5,295,482		8,319,010		5,696,517

		19,227,033		14,258,430		20,683,125		15,338,242

OPERATING EXPENSES
INTEREST EXPENSE (Note 30):
Interest on deposits		3,574,405		2,521,710		3,845,100		2,712,683
Interest on borrowings		709,851		464,397		763,609		499,566
Interest on debentures		1,210,385		684,907		1,302,050		736,776
Interest on others		88,670		65,120		95,385		70,052

		5,583,311		3,736,134		6,006,144		4,019,077

OTHER OPERATING EXPENSES (Note 30):
Commissions		318,831		262,574		342,976		282,459
Loss on trading securities		179,503		183,520		193,097		197,418
Loss on market index funds		1,435,241		332,103		1,543,934		357,254
Loss on foreign exchange		2,215,151		1,990,374		2,382,908		2,141,108
Loss on derivatives (Note 33)		3,365,006		2,326,389		3,619,843		2,502,570
Subsidy for trust accounts adjustment		1,032		603		1,110		649
Provision for possible losses		824,314		562,459		886,741		605,055
Salaries, employee benefits and provision for severance benefits		1,698,290		1,617,227		1,826,904		1,739,702
Rent		96,826		83,838		104,159		90,187
Entertainment expense		20,907		17,961		22,490		19,321

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
Depreciation and amortization	(Won)	270,041	(Won)	248,837	US$	290,492	US$	267,682
Taxes and dues		155,962		115,550		167,773		124,301
Advertising		72,746		62,646		78,255		67,390
Telecommunications		53,106		50,738		57,128		54,580
Service fees		126,573		112,694		136,159		121,228
IT operating expenses		97,805		102,716		105,212		110,495
Stock-based compensation (Note 24)		344		4,318		370		4,645
Other administrative expenses		147,392		145,097		158,554		156,085
Deposit insurance fee		146,429		133,822		157,518		143,957
Other expenses		217,043		138,277		233,480		148,749

		11,442,542		8,491,743		12,309,103		9,134,835

		17,025,853		12,227,877		18,315,247		13,153,912

OPERATING INCOME		2,201,180		2,030,553		2,367,878		2,184,330

NON-OPERATING INCOME (Note 25)		943,763		573,219		1,015,236		616,630

NON-OPERATING EXPENSES (Note 25)		231,231		458,068		248,742		492,758

ORDINARY INCOME		2,913,712		2,145,704		3,134,372		2,308,202

EXTRAORDINARY ITEM		—		—		—		—

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS		2,913,712		2,145,704		3,134,372		2,308,202

INCOME TAX EXPENSE (Note 26)		724,505		312,183		779,373		335,825

INCOME BEFORE MINORITY INTERESTS		2,189,207		1,833,521		2,354,999		1,972,377

MINORITY INTERESTS GAIN		159,888		145,300		171,997		156,304

NET INCOME	(Won)	2,029,319	(Won)	1,688,221	US$	2,183,002	US$	1,816,073

BASIC ORDINARY INCOME PER COMMON SHARE (Note 27)	(Won)	2,518	(Won)	2,099	US$	2.71	US$	2.26

BASIC NET INCOME PER COMMON SHARE (Note 27)	(Won)	2,518	(Won)	2,099	US$	2.71	US$	2.26

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 27)	(Won)	—	(Won)	2,095	US$	—	US$	2.25

DILUTED NET INCOME PER COMMON SHARE (Note 27)	(Won)	—	(Won)	2,095	US$	—	US$	2.25

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Capital stock		Capital surplus		Retained earnings		Capital adjustments		Minority interests		Total
	(In millions)
January 1, 2005	(Won)	3,982,278	(Won)	170,960	(Won)	2,333,145	(Won)	965,957	(Won)	1,252,940	(Won)	8,705,280
Net income		—		—		1,688,221		—		145,300		1,833,521
Dividend		—		—		(119,468)		—		(23,770)		(143,238)
Conversion of convertible bonds		47,799		24,710		—		—		—		72,509
Additional change in ownership interest of subsidiaries		—		(55,135)		—		(2,274)		4,527		(52,882)
Changes of subsidiaries’ capital surplus		—		2,114		—		—		12,234		14,348
Overseas business translation credit		—		—		(3,062)		(7,707)		(18,548)		(29,317)
Gain on valuation of available-for-sale securities		—		—		—		700,365		40,099		740,464
Valuation using the equity method on subsidiaries		—		—		—		(1,243)		14,523		13,280
Stock options		—		—		—		(2,622)		—		(2,622)
Valuation on derivative instruments		—		—		—		(170)		(2,048)		(2,218)
Extinguishment of subsidiaries’ treasury stock		—		—		—		403		(40)		363
Changes in scope of consolidation		—		—		121		—		(20,162)		(20,041)
Changes in minority interests		—		—		—		—		(16,739)		(16,739)
Others		—		(41)		(2,702)		—		(5,003)		(7,746)

December 31, 2005	(Won)	4,030,077	(Won)	142,608	(Won)	3,896,255	(Won)	1,652,709	(Won)	1,383,313	(Won)	11,104,962

January 1, 2006	(Won)	4,030,077	(Won)	142,608	(Won)	3,896,255	(Won)	1,652,709	(Won)	1,383,313	(Won)	11,104,962
Net income		—		—		2,029,319		—		159,888		2,189,207
Dividend		—		—		(322,405)		—		(59,128)		(381,533)
Overseas business translation credit		—		—		(1,331)		2,696		6,130		7,495
Gain on valuation of available-for-sale securities		—		—		—		468,337		(10,282)		458,055
Valuation using the equity method on subsidiaries		—		—		—		(3,705)		(8,570)		(12,275)
Valuation on derivative instruments		—		—		—		(210)		138		(72)
Extinguishment of subsidiaries’ treasury stock		—		4,336		—		—		(4,336)		—
Acquisition of subsidiaries’ treasury stock		—		—		—		(3,107)		(7,065)		(10,172)
Disposal of ownership interest of subsidiaries		—		37,801		—		768		18,627		57,196
Gain on sale of subsidiaries treasury stock		—		3,214		—		—		7,309		10,523
Changes in minority interests		—		—		—		—		1,392		1,392
Others		—		(4)		31		—		—		27

December 31, 2006	(Won)	4,030,077	(Won)	187,955	(Won)	5,601,869	(Won)	2,117,488	(Won)	1,487,416	(Won)	13,424,805

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	(Won)	2,029,319	(Won)	1,688,221	US$	2,183,002	US$	1,816,073
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on trading securities		179,503		183,520		193,097		197,418
Loss on market index funds		1,435,241		332,103		1,543,934		357,254
Loss on derivatives		3,365,006		2,326,389		3,619,843		2,502,570
Provision for possible losses		824,314		562,459		886,741		605,055
Interest expense		—		6		—		6
Provision for severance benefits		127,615		140,667		137,279		151,320
Depreciation and amortization		270,041		248,837		290,492		267,682
Stock-based compensation		344		4,318		370		4,645
Loss on disposal of tangible assets		4,813		9,442		5,177		10,157
Loss on valuation using the equity method of accounting		16,377		12,326		17,617		13,260
Loss on disposal of available-for-sale securities		1,178		4,733		1,267		5,091
Loss on redemption of available-for-sale securities		522		4,755		562		5,115
Loss on impairment of available-for-sale securities		2,599		28,998		2,796		31,194
Loss on sale of loans		85,867		207,184		92,370		222,874
Loss on impairment of intangible assets		—		159		—		171
Loss on impairment of fixed assets		269		3,250		289		3,496
Minority interests gain		159,888		145,300		171,997		156,304
Gain on trading securities		(329,459)		(363,852)		(354,409)		(391,407)
Gain on market index funds		(1,523,454)		(211,836)		(1,638,828)		(227,879)
Gain on derivatives		(3,358,309)		(2,609,137)		(3,612,639)		(2,806,731)
Reversal of allowance for possible losses		(29,530)		(15,661)		(31,766)		(16,847)
Gain on disposal of tangible assets		(3,382)		(20,680)		(3,638)		(22,246)
Gain on disposal of other assets		(673)		(527)		(724)		(567)
Gain on valuation using the equity method of accounting		(44,750)		(123,870)		(48,139)		(133,251)
Gain on disposal of available-for-sale securities		(619,114)		(137,639)		(666,000)		(148,063)
Gain on redemption of available-for-sale securities		(5,543)		(18,974)		(5,963)		(20,411)
Reversal of loss on impairment of available-for-sale securities		(15,118)		(16,735)		(16,263)		(18,002)
Reversal of loss on impairment of held-to-maturity securities		(16,069)		(3,800)		(17,286)		(4,088)
Gain on sale of loans		(13,098)		(128,945)		(14,090)		(138,710)
Reversal of negative goodwill		(241)		(12,670)		(259)		(13,629)
Other non-operating income		(135,912)		—		(146,205)		—

		378,925		550,120		407,622		591,781

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
Changes in operating assets and liabilities:

Decrease in present value discounts	(Won)	(4,192)	(Won)	(16,642)	US$	(4,509)	US$	(17,902)
Increase in trading securities		(5,070,377)		(592,345)		(5,454,364)		(637,204)
Increase in market index funds		(787,771)		(779,363)		(847,430)		(859,900)
Decrease (increase) in guarantee deposits		(57,086)		15,877		(61,409)		17,079
Increase in other accounts receivable		(3,696,560)		(147,712)		(3,976,506)		(158,899)
Increase in accrued income		(206,486)		(129,261)		(222,124)		(139,050)
Increase in prepaid expenses		(22,391)		(39,646)		(24,087)		(42,648)
Decrease in deferred income tax assets		254,285		567,464		273,542		610,439
Decrease in other receivables		2,444		850		2,629		914
Increase in domestic exchange settlements debits		(174,682)		(172,627)		(187,911)		(185,700)
Decrease (increase) in sundry assets		(973,912)		101,956		(1,047,668)		109,677
Payment of accrued severance benefits		(207,090)		(62,617)		(222,773)		(67,359)
Decrease (increase) in deposits in employee retirement trust		86,572		(37,559)		93,128		(40,403)
Decrease in transfers to the National Pension Fund		34		157		37		169
Increase (decrease) in allowance for possible losses on acceptances and guarantees		89		(6,205)		96		(6,675)
Decrease in other allowances		(23,805)		(18,811)		(25,608)		(20,236)
Increase (decrease) in foreign exchange remittance pending		(48,577)		62,933		(52,256)		67,699
Increase in domestic exchange remittance pending		141,209		1,230,842		151,903		1,324,055
Increase (decrease) in borrowings from trust accounts		829,708		(54,548)		892,543		(58,679)
Increase in sold equity linked securities		1,123,556		872,638		1,208,645		938,724
Increase (decrease) in other accounts payable		4,213,969		(7,793)		4,533,099		(8,383)
Increase in accrued expenses		631,731		11,898		679,573		12,799
Increase in income tax payable		2,389		261,922		2,570		281,758
Increase in unearned revenue		23,986		18,440		25,802		19,836
Decrease in deposits for letter of guarantees and others		(11,653)		(4,145)		(12,536)		(4,459)
Increase (decrease) in deferred income tax liabilities		100,216		(635,604)		107,806		(683,739)
Increase(decrease) in accounts for agency businesses		7,976		(81,511)		8,580		(87,683)
Increase (decrease) in liabilities incurred by agency relationship		(349,372)		189,894		(375,830)		204,275
Increase (decrease) in sundry liabilities		227,420		(113,805)		244,643		(122,424)

		(3,988,370)		414,677		(4,290,415)		446,081

Net cash provided by (used in) operating activities		(1,580,126)		2,653,018		(1,699,791)		2,853,935

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Korean won				Translation into U.S. dollars (Note 2)
	2006		2005		2006		2005
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks	(Won)	990,790	(Won)	(2,666,883)	US$	1,065,824	US$	(2,868,850)
Net increase in available-for-sale securities		(2,424,475)		(4,271,194)		(2,608,084)		(4,594,658)
Net decrease (increase) in held-to-maturity securities		1,141,178		(1,272,686)		1,227,601		(1,369,068)
Net decrease in investments accounted for using the equity method		122,905		112,845		132,213		121,391
Net increase in loans		(34,591,627)		(15,920,505)		(37,211,303)		(17,126,189)
Net increase in tangible assets		(221,604)		(263,490)		(238,386)		(283,444)
Net decrease (increase) in leased assets		(4,973)		17,739		(5,350)		19,082
Net increase in intangible assets		(161,753)		(19,207)		(174,003)		(20,662)
Net increase in non-operating assets		(1,475)		(758)		(1,587)		(815)
Net increase in operating leased assets		(6,565)		—		(7,062)		—
Net decrease in derivative instruments assets		2,886,264		3,193,417		3,104,845		3,435,259
Net decrease in derivative instruments liabilities		(3,113,912)		(2,620,975)		(3,349,733)		(2,819,465)

Net cash used in investing activities		(35,385,247)		(23,711,697)		(38,065,025)		(25,507,419)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		21,934,877		14,940,024		23,596,038		16,071,454
Net increase in borrowings		6,894,916		3,222,329		7,417,078		3,466,361
Net increase in debentures in local currency		7,828,802		5,383,257		8,421,688		5,790,939
Net increase (decrease) in debentures in foreign currencies		1,139,200		(200,516)		1,225,474		(215,701)
Payment of dividends		(322,405)		(119,468)		(346,821)		(128,515)
Acquisition of treasury stock by subsidiaries		(3,107)		(2,940)		(3,342)		(3,163)
Expense in issuing new shares		—		(710)		—		(764)
Acquisition of treasury stock		—		(2,273)		—		(2,445)
Net decrease in minority interests		(56,724)		(124,316)		(61,020)		(133,731)

Net cash provided by financing activities		37,415,559		23,095,387		40,249,095		24,844,435

DECREASE IN CASH DUE TO CHANGE IN THE SCOPE OF CONSOLIDATION		(8,434)		(9,641)		(9,073)		(10,371)

NET INCREASE IN CASH AND DUE FROM BANKS		441,752		2,027,067		475,206		2,180,580
CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR (Note 28)		5,199,840		3,172,773		5,593,632		3,413,052

CASH AND DUE FROM BANKS, END OF THE YEAR (Note 28)	(Won)	5,641,592	(Won)	5,199,840	US$	6,068,838	US$	5,593,632

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns nine subsidiaries and 14 2nd-tier subsidiaries as of December 31, 2006.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases and exercise of warrants and conversion rights since incorporation, as of December 31, 2006, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The subsidiaries of the Company as of December 31, 2006 and 2005 are as follows:

		2006		2005
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Dec. 31
	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Dec. 31
“	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
“	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
“	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
“	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	34.4	Dec. 31
“	Woori Credit Suisse Asset Management Co., Ltd. (*1)	4,663,400	70.0	6,662,000	100.0	Dec. 31
“	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31	(*6)
“	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec. 31	(*6)
“	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31	(*6)
“	Korea BTL Infrastructure Fund (*2)	7,937,899	100.0	—	—	Dec. 31
“	Woori Global Market Asia Limited (*3)	39,000,000	100.0	—	—	Dec. 31	(*6)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd. (*4)	408,000	51.0	800,000	100.0	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31	(*6)

		2005		2004
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Investment Securities Co., Ltd.	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31	(*6)
“	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31	(*6)
“	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31	(*6)
“	High Technology Venture Investment	208,000	42.9	1,500,000	42.9	Dec. 31	(*6)
“	Global Technology Investment	592,000	50.0	1,500,000	50.0	Dec. 31	(*6)
“	MARS First Private Equity Fund (*5)	9,000,000	52.9	—	—	Dec. 31

(*1)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Credit Suisse Asset Management Co., Ltd. to Credit Suisse Asset Management International Holding. As a result, (Won)34,604 million of gains on the disposal of the ownership interests in Woori CS was recorded in capital surplus in the consolidated financial statements.
(*2)	On May 19, 2006, Woori Bank acquired 2,000,000 shares (100%) of Korea BTL Infrastructure Fund. On September 1, 2006 and November 14, 2006, Woori Bank additionally acquired 1,954,018 and 3,983,881 shares, respectively.
(*3)	On August 23, 2006, Woori Bank established Woori Global Market Asia Limited (common stock amounted to HKD 39,000,000) in Hong Kong as an offshore subsidiary.
(*4)	On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori SB Asset Management Co., Ltd. (“Woori SB”) to CRT 9 Yugen Kaisha.
(*5)	On September 19, 2006, Woori Investment Securities acquired 52.9% ownership of MARS First Private Equity Fund.
(*6)	The financial statements as of December 31, 2006 are not audited. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with Practice Statements in Financial Reporting 2002-7 ‘Investees’ financial statements applied using the equity method of accounting’.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2006 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Its common stock amounted to (Won)3,179,783 million consisting of 635,956,580 common shares issued and outstanding as of December 31, 2006. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 836 branches and offices in Korea, and 15 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2006, Kyongnam Bank’s common stock amounted to (Won)259,000 million consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 139 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2006, its common stock amounted to (Won)220,403 million consisting of 44,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 124 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2006, its common stock amounted to (Won)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori SB Asset Management Co., Ltd. (formerly Woori CA Asset Management Co., Ltd., “Woori SB”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization and in the business of acquisition and disposition of equity of asset management corporations. As of December 31, 2006, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori CA Asset Management Co., Ltd. for asset management. As of December 31, 2006, its common stock amounted to (Won)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Led. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in capital surplus. On January 24, 2006, Woori Investment Securities reduced its treasury stock by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%. As of December 31, 2006, its issued common stock amounted to (Won)687,445 million consisting of 132,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 18,870,968 shares. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 124 branches and offices in Korea and one office in overseas.

h.	Woori Credit Suisse Asset Management Co., Ltd.

Woori Credit Suisse Asset Management (formerly “Woori Asset Management”, “Woori CS”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and subsequently, Woori Asset Management changed its name to Woori CS. (Won)34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as a capital surplus. As of December 31, 2006, the number of issued and outstanding common shares and contributed capital of Woori CS are 6,662,000 shares and (Won)33,310 million, respectively, which the Company owns 70% of the common shares. The head office of Woori CS is located in Seoul, Korea.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2006, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

j.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2006, the common stock of Woori CI amounted to (Won)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 16 branches and offices in Korea.

k.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2006, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

l.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2006, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

m.	Korea BTL Infrastructure Fund

Korea BTL Infrastructure Fund (“Korea BTL”) was established on May 19, 2006 in accordance with the Act on Business of Operating Indirect Investment and Assets, and Act on Private Investment in Infrastructure. Korea BTL has been engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. The asset management company and asset custody company of Korea BTL are Woori CS Asset Management and Hana Bank, respectively, and its general administration management company is Woori Bank. As of December 31, 2006, Korea BTL’s common stock, which is wholly owned by Woori Bank, amounted to (Won)39,689 million, consisting of 7,937,899 shares issued and outstanding.

n.	Woori SB Asset Management Co., Ltd.

Woori SB was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB Asset Management Co., Ltd.(“Woori SB”). As of December 31, 2006, Woori SB’s common stock amounted to (Won)4,000 million consisting of 800,000 shares issued and Woori F&I owns 51%. The office of Woori SB is located in Seoul, Korea.

o.	The information of the other subsidiaries as of December 31, 2006 is as follows (Korean won in millions, U.S. dollar, EURO and HKD in thousands):

Subsidiaries	Main business	Capital			Number of issued shares	Date of establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000		39,000,000	2006.8.23	Hong Kong, China
Woori Futures Co., Ltd.	Futures trading	(Won)	25,000		5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788		5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500		22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3	dollar	300	1992.6.18	New York, USA
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424		1,642,398,242	1996.10.18	Amsterdam, Holland
High Technology Venture Investment	Securities investments	USD	5		486,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	12		1,184,000	1999.6.28	Malaysia
MARS First Private Equity Fund	Securities investments	(Won)	17,000		17,000,000	2005.1.26	Seoul, Korea

(4)	Affiliates accounted for using the equity method of accounting of the Company and its subsidiaries as of December 31, 2006 and 2005 are as follows:

		2006		2005
Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Bank & Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	1,303,920	29.6	Nov. 30	(*10)
Woori, Kyongnam & Kwangju Bank	Korea Credit Bureau	180,000	9.0	180,000	9.0	Dec. 31	(*10)
Woori Bank	Korea Finance Security Co., Ltd. (*1)	183,870	15.3	233,070	16.7	Nov. 30	(*10)
“	Woori First Private Equity Fund (*2)	—	—	—	98.7	Dec. 31	(*10)
“	Woori Service Networks Co., Ltd.	4,704	4.9	4,704	4.9	Nov. 30	(*10)
“	Woori SME Asset Securitization Specialty	54,600	5.0	54,600	5.0	Dec. 31	(*10)
“	Woori SME First ABS Co., Ltd.	82,960	5.0	82,960	5.0	Dec. 31	(*10)
Woori Investment Securities	Connacht Capital Market Investment (*3)	15,000,000	100.0	15,000,000	100.0	Dec. 31	(*10)
HTI & GTI	Athena Venture Fund (*4)	—	66.4	—	66.4	Dec. 31	(*10)
Woori F&I	Woori LB Third Asset Securitization Specialty(*5)	—	—	264,000	30.0	Dec. 31
“	Woori F&I Fourth Asset Securitization Specialty	360	30.0	360	30.0	Dec. 31
“	Woori SB First Asset Securitization Specialty	1,867,800	30.0	1,867,800	30.0	Dec. 31

		2006		2005
Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
“	Woori SB Second Asset Securitization Specialty (*6)	—	—	210,912	30.0	Dec. 31
“	Woori SB Third Asset Securitization Specialty	452,286	30.0	452,286	30.0	Dec. 31
“	Woori SB Fifth Asset Securitization Specialty	282,456	30.0	282,456	30.0	Dec. 31
“	Woori SB Sixth Asset Securitization Specialty (*7)	274,542	30.0	—	—	Dec. 31
“	Woori SB Seventh Asset Securitization Specialty (*7)	721,600	40.0	—	—	Dec. 31
“	Woori BC Pegasus Asset Securitization Specialty	581,580	30.0	581,580	30.0	Dec. 31
Woori F&I	Woori Marine First Asset Securitization Specialty	72,576	30.0	72,576	30.0	Dec. 31
“	Woori Marine Third Asset Securitization Specialty	156,834	30.0	156,834	30.0	Dec. 31
“	Woori Stream First Asset Securitization Specialty (*7)	249,408	40.0	—	—	Dec. 31
Woori F&I & Woori Bank	Woori Marine Second Asset Securitization Specialty	335,820	30.0	335,820	30.0	Dec. 31
MARS First	Sempio Foods Company (*8)	1,072,065	24.1	—	—	Sep. 30
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*9)	1,613	60.6	—	—	Dec. 31

(*1)	For the year ended December 31, 2006, the investee reduced its capital. As a result, the number of shares owned by the investor or ownership interest of Woori Bank decreased.
(*2)	Liquidated on March 17, 2006.
(*3)	Since it is due for liquidation, the investee is accounted for using the equity method of accounting and excluded from consolidation.
(*4)	Due to restriction on the voting rights of the investee, it is accounted for using the equity method of accounting and excluded from consolidation.
(*5)	Liquidated on December 29, 2006.
(*6)	Liquidated on October 13, 2006.
(*7)	Woori F&I acquired Woori SB Sixth Asset Securitization Specialty Co., Ltd., Woori SB Seventh Asset Securitization Specialty Co., Ltd. and Woori Stream First Asset Securitization Specialty Co., Ltd. on March 14, 2006, December 19, 2006 and June 23, 2006, respectively.
(*8)	MARS First Private Equity Fund acquired Sempio Foods Company (“Sempio”) on September 21, 2006 in order to develop the corporate value of Sempio through the control of management.
(*9)	Woori Private Equity Fund (“Woori PEF”), established on June 23, 2006, has been engaged in investments by private funding and Woori Private Equity Co., Ltd (“Woori PE”) is its general partner. As of December 31, 2006, Woori PEF’s contributed capital is (Won)2,663 million of total authorized capital of (Won)344,000 million. In addition, the Company discontinued recognizing further changes in its share of equity interest in Woori PEF as the carrying amount of an investment in Woori PEF fell below zero as a result of reflecting Woori PEF’s losses. As of December 31, 2006, the Company’s share of cumulative losses not recognized is (Won)21 million.
(*10)	The financial statements for the year ended December 31, 2006 are not audited. In order to ensure the credibility of the financial statements of these subsidiaries, the Company and its subsidiaries performed certain procedures in accordance with Practice Statements in Financial Reporting 2002-7 ‘Investees’ financial statements applied using the equity method of accounting’.

(5)	General information pertaining to affiliates of the Company and its subsidiaries accounted for using the equity method of accounting is as follows (Korean won in millions, US Dollars in thousands):

Investees	Main business	Capital		Number of issued shares	Established date	Location	The rationale of application of equity method of accounting
BC Card Co., Ltd.	Credit card & installment financing		44,000	4,400,000	Sep. 7, 1983	Seoul, Korea	Percentage of ownership exceeds 20%.
Korea Credit Bureau	Investigation and reference of credit information of individuals		10,000	2,000,000	Feb. 23, 2005	Seoul, Korea	Significant influence over the investee
Woori Service Networks Co., Ltd.	Freight & staffing services		200	96,000	Aug. 1, 2005	Seoul, Korea	The investee’s material transaction with the investor
Korea Finance Security Co., Ltd.	Security service /Investment		6,000	1,200,000	Dec. 7, 1990	Seoul, Korea	Banking act
Woori First Private Equity Fund	”		22,694	—	Dec. 20, 2004	Seoul, Korea	Percentage of ownership exceeds 20%.
Connacht Capital Market Investment	”	USD	150	15,000,000	May 8, 1996	Malaysia	”
Athena Venture Fund	”	USD	55,079	—	Sep. 22, 1997	United States	”
Woori LB Third Asset Securitization Specialty	Securitization		4,400	880,000	Dec. 9, 2002	Seoul, Korea	”
Woori F&I Fourth Asset Securitization Specialty	”		12	1,200	Jul. 15, 2003	Seoul, Korea	”
Woori SB First Asset Securitization Specialty	”		31,130	6,226,000	Mar. 18, 2004	Seoul, Korea	”
Woori SB Second Asset Securitization Specialty	”		3,515	703,040	Oct. 28, 2004	Seoul, Korea	”
Woori SB Third Asset Securitization Specialty	”		7,538	7,516,200	Mar. 4, 2005	Seoul, Korea	”
Woori SB Fifth Asset Securitization Specialty	”		4,708	941,520	Dec. 14, 2005	Seoul, Korea	”
Woori SB Sixth Asset Securitization Specialty	”		4,576	915,140	Feb. 23, 2006	Seoul, Korea	”
Woori SB Seventh Asset Securitization Specialty	”		2,072	1,804,000	Dec. 1, 2006	Seoul, Korea	”
Woori BC Pegasus Asset Securitization Specialty	”		9,639	1,938,600	Aug. 20, 2004	Seoul, Korea	”
Woori Marine First Asset Securitization Specialty	”		1,210	979,200	Jan. 21, 2005	Seoul, Korea	”
Woori Marine Second Asset Securitization Specialty	”		5,597	1,119,400	Mar. 28, 2005	Seoul, Korea	”
Woori Marine Third Asset Securitization Specialty	”		2,614	522,780	May 26, 2005	Seoul, Korea	”
Woori Stream First Asset Securitization Specialty	”		3,118	623,520	Jun. 2, 2006	Seoul, Korea	”
Woori SME Asset Securitization Specialty	”		5,460	75,971	Aug. 1, 2005	Seoul, Korea	Significant influence over the investee
Woori SME First ABS Co., Ltd.	”		8,347	1,669,360	Oct. 25, 2005	Seoul, Korea	”
SEMPIO Foods Company	Food & Beverages Manufacturing		4,444	444,000	Dec. 9, 1971	Seoul, Korea	Percentage of ownership exceeds 20%.
Woori Private Equity Fund	Investments in private equity fund		2,663	2,663	Jun. 23, 2006	Seoul, Korea	Significant influence over the investee

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)929.6 to US$ 1.00 at December 31, 2006, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized below.

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.24. The Company adopted SKASs No. 1 to No. 17 (except for No.11) prior to the start of 2006 and SKASs No.18 ‘Interests in Joint Ventures’, No.19 ‘Lease’ and No.20 ‘Related Party Disclosure’ on or after January 1, 2006, and will adopt SKASs No.21 to No.24 after January 1, 2007.

Significant SKASs newly adopted are summarized below.

1) Interests in joint ventures – SKAS No.18

This statement identifies three broad types – jointly controlled operations, jointly controlled assets and jointly controlled entities – that are commonly described as joint ventures in which two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes joint control. With respect to interest in jointly controlled operations, this statement requires a venturer to recognize in its financial statements the assets that it controls, the liabilities and expenses that it incurs, and its share of the income that it earns from the sale of goods or services by the joint venture. With respect to interest in jointly controlled assets, a venturer is required to recognize in its financial statements its share of the jointly controlled assets, classified according to the nature of the assets; any liabilities that it has incurred; its share of any liabilities incurred jointly with the other venturers in relation to the joint venture; any income from the sale or use of its share of the output of the joint venture, together with its share of any expenses incurred by the joint venture and any expenses that it has incurred in respect of its interest in the joint venture. With respect to interest in jointly controlled entities, a venturer is required to recognize in its financial statements its interest in jointly controlled entity using the equity method.

2) Leases – SKAS No.19

This statement requires a lease to be classified as a financial lease if it transfers substantially all the risks and rewards incidental to ownership of an asset regardless of form of the contract or transfer of the legal title. Lessees recognize financial leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property. A lease other than a financial lease is treated as an operating lease. In addition, a sale-leaseback transaction, which involves the sale of an asset and the lease back of the same asset, is accounted for as borrowings.

3) Related party disclosures – SKAS No.20

This statement prescribes the disclosures necessary to draw attention to the possibility that the financial position and profit or loss of an entity may have been affected by the existence of related parties and by transactions and outstanding balances with such parties. It requires disclosing the nature of relationships between parents and subsidiaries, even if there were no transactions between those related parties and compensation of key management personnel. In addition, transactions between related parties are stated separately for each related party and type of transactions.

The adoption of these standards have no effect on the Company’s net assets and net income for the years ended December 31, 2006 and 2005.

b.	Prior period adjustments

The Company has not recorded a gain on disposal of available-for-sale securities and others on prior period’s income statement relating to unrealized gains for available-for-sale securities and others in capital adjustment of which subsidiaries had recorded at acquisition date. Such capital adjustments should have been reflected as a disposal of available-for-sale securities at the time when subsidiaries disposed the related available-for-sale securities and others in accordance with a Q&A from the Financial Supervisory Service. The Company corrected (Won)117 billion of net unrealized gains for available-for-sale securities and others in capital adjustment to net income in 2006. The effects on prior periods of (Won)122 billion are reported in non-operating income and the current year effect of (Won)5 billion is deducted from gain on valuation using the equity method of accounting in the income statement for the year ended December 31, 2006.

The Company had not consolidated private equity funds, which were invested by Woori Bank and managed by Woori CS, but recorded them as securities in its consolidated financial statements of prior years. The Company should have consolidated those investments at the consolidation level. Therefore, the Company reflects the effect of changes in consolidation scope on the consolidated financial statements. As a result, the Company corrected (Won)26.6 billion of net gains on private equity funds to net income in 2006.The current year effect of (Won)13.2 billion is recorded in income statement and the effect on prior years of (Won)13.4 billion is recorded in non-operating income.

c.	Consolidation accounting

1) Investment and equity account elimination and inter-company transaction elimination

The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and proportionate net assets value on the acquisition date are recorded either in goodwill or negative goodwill. Goodwill is amortized using the straight-line method over 20 years or less. Negative goodwill arising with respect to identifiable non-monetary assets is recognized as income, as economic benefit embodied therein flow to the acquirer (when the assets are amortized or disposed). Negative goodwill in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

If additional shares are purchased after control of the subsidiaries having been obtained, the differences between acquisition costs and net assets acquired are credited or charged to capital surplus. If the acquisition date is not the year-end balance sheet date of subsidiaries, the nearest accounting closing date to the actual acquisition date is deemed as the acquisition date.

All significant inter-company transactions are eliminated in the consolidated financial statements.

2) Overseas consolidated subsidiaries’ financial statements’ conversion rate

The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating U.S. dollar into Korean won based on the Base rate ($1.00 to (Won)929.6 and (Won)1,013.0 at December 31, 2006 and 2005, respectively) published by Seoul Money Brokerage Service, Ltd. and cross rates.

3) Investment securities accounted for using the equity method of accounting

If the Company and its subsidiaries own 20% (bank subsidiary 15%) or more of voting shares of its investees, either directly or indirectly, the Company and its subsidiaries are presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

The Company and its subsidiaries’ interest in net assets of investees are added to or deducted from the investment securities. The Company and its subsidiaries’ interest in net income or net loss of investees are reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company and its subsidiaries.

4) Date of the consolidated financial statements

The accompanying financial statements are stated as of December 31, 2006 and 2005, the balance sheets date of the Company. In case the balance sheet dates of affiliates differ from the Company’s, the Company used the consolidated balance sheets of affiliates as of December 31, 2006 and 2005, and the related consolidated statements of income for the years ended December 31, 2006 and 2005.

5) Minority interests

Minority interests of consolidated subsidiaries’ gain or loss, net are deducted from or added to consolidated net income.

d.	Securities (excluding investment securities accounted for using the equity method of accounting)

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental costs incurred in connection with acquisition of the related securities using the moving average method and classified into trading, available-for-sale or held-to-maturity securities, based on the intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. When the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, the debt securities are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.

The Company and its subsidiaries’ accounting for securities, except for the equity securities accounted for using the equity method of accounting, are as follows:

1) Trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

2) Available-for-sale securities

Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the accumulated unrealized gains or losses are reflected to net income when the securities are sold or written down. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

3) Held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

4) Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in capital adjustment as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded in capital adjustments. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.

5) Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Nevertheless, trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable.

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in capital adjustment as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on capital adjustment and will be amortized using the effective interest method and be charged to interest income on maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable, the securities are reclassified to available-for-sale securities at the latest fair value.

e.	Interest income recognition

The Company and its subsidiaries recognize interest income on loans on accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on cash basis.

f.	Allowance for possible losses on credits

The Company and its subsidiaries classify corporate credits based on the borrowers’ capacity to repay in consideration of the borrowers’ business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the borrowers’ guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

The classifications of the loans pursuant to the policies of the Company and its subsidiaries as of December 31, 2006 are as follows:

Classification	Loans to corporate	Loans to households	Credit card accounts
Normal	Not less than 0.7%	Not less than 1%	Not less than 1.5%
Precautionary	Not less than 7%	Not less than 10%	Not less than 15%
Substandard	Not less than 20%	Not less than 20%	Not less than 20%
Doubtful	Not less than 50%	Not less than 55%	Not less than 60%
Loss	100%	100%	100%

The Company and its subsidiaries estimate the allowance for possible credit losses considering the Banking Regulations in the Republic of Korea, discounted future cash flows on individual or homogeneous loans, and expected loss rated based on historical loan loss experience.

The Company and its subsidiaries has provided the allowance for possible losses on portion of confirmed acceptances and guarantees, acceptances and guarantees to note endorsed and unconfirmed acceptances and guarantees based on the credit classification. In addition, the Company and its subsidiaries also provide other allowance for the unused credit line facility for cash advance and purchase of active credit card accounts and unused credit line of consumer and corporate loans.

In addition, the Company and its subsidiaries partially changed the method of estimating the allowance for possible losses on loans to corporations, households and credit cards for the year ended December 31, 2006 as follows.

Classification	Loans to corporate		Loans to households		Credit card accounts
	Before	After	Before	After	Before	After

Normal	Not less than 0.5%	Not less than 0.7%	Not less than 0.75%	Not less than 1%	Not less than 1%	Not less than 1.5%

Precautionary	Not less than 2%	Not less than 7%	Not less than 8%	Not less than 10%	Not less than 12%	Not less than 15%

The changes in accounting estimates described above is to reasonably estimate the allowance for possible losses on loans based on prior periods. The effect of changes in accounting estimates shall be applied prospectively. As of December 31, 2006, the allowance for possible losses on loans, allowances for acceptances and guarantees and allowances for unused credit line increased by (Won)283.1 billion, (Won)17.2 billion and (Won)124.9 billion, respectively, and the income before income tax decreased by (Won)425.2 billion as a result of the changes in accounting estimates.

g.	Restructuring of loans

A loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the revised contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loan, it is recorded as an allowance for possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.

A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

h.	Valuation of receivables and payables at present value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

i.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to fixed assets. The estimated useful lives and depreciation methodology applied by the Company and its subsidiaries are as follows:

Assets	Depreciation methodology	Estimated useful lives
Buildings	Straight line method	20~50 years
Structure in leased office	Straight line method	4~ 5, 40 years
Other operating assets	Declining method or straight line method	4~ 20 years
Leased assets	Declining method	5 year

j.	Intangible assets and amortization

Intangible assets are recorded at production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.

k.	Valuation allowance for non-business use property

Non-business use property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

l.	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

m.	Recognition of asset impairment

When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the balance sheet with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

n.	Accrued severance benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2006 and 2005 amount to (Won)363,729 million and (Won)443,204 million, respectively (Note 22).

o.	Bonds under resale or repurchase agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company and its subsidiaries purchase or sell securities under resale or repurchase agreements.

p.	Accounting for derivative instruments

Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as assets or liabilities. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

q.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

r.	Accounting for foreign currency translation

The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on Base Rate announced by Seoul Money Brokerage Service Ltd. ((Won) 929.6 and (Won) 1,013.0 to $1.00 at December 31, 2006 and 2005, respectively) or cross rates at the balance sheets date. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.

s.	Stock-based compensation

The Company presented stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general & administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2005, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at the date the resolution was made and the fair value at the date it was granted. The Company recorded stock based compensation cost subject to exercise as liabilities as of December 31, 2006.

t.	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities.

3.	CASH AND DUE FROM BANKS

(1)	Cash and due from banks as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Cash	(Won)	3,681,896	(Won)	3,527,624

Foreign currencies		258,242		198,272

Due from banks in local currency
Due from Bank of Korea		3,482,148		4,117,747
Due from depository institutions		885,570		959,406
Due from non-depository financial institutions		509,511		90,700
Due from the Korea Stock Exchange		990,931		1,589,155
Others		42,107		81,173

		5,910,267		6,838,181

Due from banks in foreign currencies
Due from banks on demand		560,137		418,745
Due from banks on time		98,760		110,356
Off-shore due from financial institutions		—		5,368
Others		165,675		125,469

		824,572		659,938

	(Won)	10,674,977	(Won)	11,224,015

(2)	Restricted due from banks as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005		Reason of restriction
Due from banks in local currency

Bank of Korea	(Won)	3,482,148	(Won)	4,117,747	Banking law
Korea Exchange		11,539		313	Indemnity fund and others
Korea Securities Finance Corporation		1,000,298		1,582,084	Regulation of securities supervision
Korea Securities Depository		—		1	Indemnity fund and others
Samsung Securities and others		102,295		56,668	Subscription for futures
Hana Bank and others		5,746		1,971	Collateral for borrowing
Others		11		20,596	Collateral for guarantees and others

		4,602,037		5,779,380

Due from banks in foreign currencies
Bank of Korea		120,072		102,285	Banking law
Bank of Japan and others		49,701		1,941	Reserve deposits on overseas banks
Lehman Brothers		94,165		12,271	Collateral for credit derivatives
Bangladesh Bank and others		17,198		16,208	Reserve deposits on overseas banks
Bank of Indonesia		9,333		7,070	Reserve deposits on overseas banks
Industrial & Commercial Bank of China and others		65,876		10,282	Reserve deposits on overseas banks
HSBC, Seoul		—		578	Collateral for guarantees
ING Bank		9,501		—	Collateral for suit
Others		65,502		94,160	Security deposit and others

		431,348		244,795

	(Won)	5,033,385	(Won)	6,024,175

(3)	The maturity structures of due from bank as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,234	(Won)	133	(Won)	245	(Won)	—	(Won)	3,298	(Won)	5,910
Due from banks in foreign currencies		617		64		2		96		46		825

	(Won)	2,851	(Won)	197	(Won)	247	(Won)	96	(Won)	3,344	(Won)	6,735

<2005>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,420	(Won)	383	(Won)	94	(Won)	6	(Won)	3,935	(Won)	6,838
Due from banks in foreign currencies		462		32		—		70		96		660

	(Won)	2,882	(Won)	415	(Won)	94	(Won)	76	(Won)	4,031	(Won)	7,498

4.	TRADING SECURITIES

Details of trading securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	811,367	(Won)	823,966
Government bonds	(Won)	1,568,251		1,543,067		1,552,580
Financial debentures		5,688,084		5,583,114		5,586,487
Corporate bonds		470,455		470,996		466,115
Beneficiary certificates				946,898		988,528
Others				3,255,148		3,272,385

				12,610,590		12,690,061

<In foreign currencies>
Equity securities				62,101		62,599
Bonds and others		81,091		118,228		117,057

				180,329		179,656

			(Won)	12,790,919	(Won)	12,869,717

<2005>

	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	141,718	(Won)	150,766
Government bonds	(Won)	1,101,743		1,084,685		1,095,177
Financial debentures		2,511,896		2,455,251		2,136,647
Corporate bonds		822,805		827,217		885,231
Beneficiary certificates				1,308,419		1,387,828
Others				1,771,165		1,999,449

				7,588,455		7,655,098

<In foreign currencies>
Equity securities				30,429		27,396
Bonds and others		11,104		11,106		11,132

				41,535		38,528

			(Won)	7,629,990	(Won)	7,693,626

5.	AVAILABLE-FOR-SALE SECURITIES

(1) Available-for-sale securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
<In local currency>
Equity securities	(Won)	4,380,376	(Won)	3,229,450
Capital contributions		142,055		51,194
Government bonds		1,106,516		738,654
Financial debentures		11,221,898		8,534,790
Corporate bonds		2,149,046		2,659,723
Beneficiary certificates		1,535,085		2,690,165
Others		57,796		36,589

		20,592,772		17,940,565

<In foreign currencies>
Equity securities		72,280		9,172
Bonds		1,772,529		817,227
Beneficiary Certificates		20,778		—
Others		1,893		—

		1,867,480		826,399

	(Won)	22,460,252	(Won)	18,766,964

(2)	Equity securities in available-for-sale securities as of December 31, 2006 and 2005 are as follows (Korean won in millions, shares in thousands):

<2006>

	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Fair value (*1)		Book value
<Marketable equity Securities>
POSCO	436	0.24	(Won)	104,019	(Won)	134,704	(Won)	134,704
Daewoo Engineering & Construction Co., Ltd.	14,123	4.12		258,448		255,366		255,366
Daewoo International Corporation	1,875	1.97		4,602		62,910		62,910
KP Chemical Corporation	8,383	8.63		17,256		37,138		37,138
Kocref-Cr-Reit 1 (*2)	4,100	15.41		20,500		41,000		41,000
Hynix Semiconductor Inc.	42,054	13.23		152,309		1,351,528		1,351,528
Hyundai Eng. & Const. Co., Ltd.	15,952	14.42		232,204		759,514		759,514
Hyundai Corporation (*3)	5,070	22.70		68,589		96,790		96,790
LG Card Co., Ltd.	10,204	8.14		93,037		676,065		676,065
SK Networks Co., Ltd.	11,009	4.60		47,265		253,664		253,664
Hu-Chems	1,197	5.62		17,785		19,561		19,561
Others	—	—		102,669		125,675		125,675

				1,118,683		3,813,915		3,813,915

<Non-marketable securities>
Stocks subject to fair value valuation;
SK Networks Co., Ltd. (preferred stock)	672	0.28		24,809		45,535		45,535
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.36		22,338		6,965		6,965
Daewoo Electronics Corp.	5,741	5.37		13,672		6,728		6,728
Kocref-Cr-Reit 6	3,800	14.50		19,000		19,889		19,889
New Airport Hiway Co., Ltd.	923	2.10		5,072		13,077		13,077
Korea Securities Finance Corporation	5,313	7.81		27,203		33,534		33,534
Korea Housing Guarantee Co., Ltd.	5,147	0.79		5,753		21,220		21,220
Hyundai Merchant Marine Co., Ltd.	3,334	2.18		50,005		50,768		50,768
Kumho Life Insurance Co., Ltd.	2,109	4.99		10,545		26,871		26,871
Others	—	—		81,141		112,317		112,317

Stocks not subject to fair value valuation;
Samsung Life Insurance Co., Ltd.	555	2.78		159,262		229,028		159,262
Kyongnam Trading Inc.	60	10.00		300		279		300
ChonNam Corporation Co., Ltd.	60	9.77		300		300		300
Korea Securities Computer Corporation	218	4.07		1,097		5,095		1,097
The Korea Economic Daily	270	1.44		1,465		1,465		1,465
Korea Securities Depository	163	2.72		1,436		10,471		1,436
Korea Exchange	1,000	5.00		6,616		76,335		6,616
KiHyup Technology Banking Corp.	400	6.90		2,000		2,463		2,000
KIDB Bonds Brokerage Corp.	200	15.96		1,000		1,176		1,000
I Investment Trust Management	100	3.16		500		436		500
Kyobo Investment Trust Management	300	5.00		1,500		2,518		1,500
Delta Invest Management Advisory Co., Ltd.	55	7.12		550		257		550
Paragon Management Advisory Co., Ltd.	106	17.20		630		543		630
Hangaram Management Advisory Co., Ltd.	30	10.00		300		750		300

<2006>

	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Fair value (*1)		Book value
My Asset Invest Management Advisory Co., Ltd.	230	7.49	(Won)	1,150	(Won)	597	(Won)	1,150
I Venture Investment Co., Ltd.	140	7.00		406		406		406
MVP Capital Co., Ltd.	200	9.57		1,000		1,400		1,000
Final Data Inc.	67	1.33		323		336		323
Reality Advisors Korea	200	14.29		1,000		527		1,000
Capital Partner	100	7.14		500		529		500
Others	—	—		93,888		263,173		48,222

				534,761		934,988		566,461

			(Won)	1,653,444	(Won)	4,748,903	(Won)	4,380,376

(*1)	Net asset for stock not subject to fair valuation.
(*2)	Not accounted for using the equity method of accounting since the Company and its subsidiaries have no voting rights.
(*3)	Not accounted for using the equity method of accounting since the investee is under corporate restructuring by an agreement with credit committee.

<2005>

	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Fair value (*1)		Book value
<Marketable equity Securities>
Daerim Corporation	1,043	19.82	(Won)	14,022	(Won)	17,216	(Won)	17,216
Daewoo Engineering & Construction Co., Ltd.	19,060	5.62		73,557		255,403		255,403
Daewoo International Corporation	1,885	1.98		4,655		49,721		49,721
Ssangyong Engineering & Construction Co., Ltd.	621	2.12		20,867		6,897		6,897
Ssangyong Cement Industrial Co., Ltd.	850	1.14		14,274		12,065		12,065
KP Chemical Corporation	8,383	8.63		17,255		44,432		44,432
Kocref-Cr-Reit 1 (*2)	4,100	15.41		20,500		30,750		30,750
Hynix Semiconductor Inc.	47,420	10.95		175,936		1,183,183		1,183,183
Hyundai Eng. & Const. Co., Ltd.	15,952	14.58		232,204		473,901		473,901
Hyundai Corporation	5,070	7.57		68,589		93,079		93,079
LG Card Co., Ltd.	10,904	8.70		99,419		398,690		398,690
SK Networks Co., Ltd.	11,009	4.43		47,265		112,047		112,047
Others	—	—		98,941		108,169		108,169

				887,484		2,785,553		2,785,553

<Non-marketable securities>
Stocks subject to fair value valuation;
SK Networks Co., Ltd. (preferred stock)	920	0.39		33,957		57,820		57,820
Korea Aerospace Industries Ltd. (preferred stock)	4,468	4.83		22,338		14,739		14,739
Moogoonghwa Restructuring Fund	5,400	8.10		3,837		4,162		4,162
Seoul Debt Restructuring Fund	9,800	8.18		7,810		4,305		4,305
Daewoo Electronics Corp.	5,717	5.37		13,662		20,139		20,139
Kocref-Cr-Reit 6	3,800	14.50		19,000		19,889		19,889
New Airport Hiway Co., Ltd.	923	2.10		5,072		10,436		10,436
Korea Securities Finance Corporation	9,418	14.33		47,968		52,257		52,257
Korea Housing Guarantee Co., Ltd.	6,899	1.09		10,014		18,973		18,973
Others	—	—		36,103		42,550		42,550
Stocks not subject to fair value valuation;
Samsung Life Insurance Co., Ltd.	555	2.78		159,262		214,158		159,262
Kyongnam Trading Inc.	60	10.00		300		392		300
Hanil Synthetic Fiber Co., Ltd.	67	0.66		295		968		271

<2005>

	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Fair value (*1)		Book value
ChonNam Corporation Co., Ltd.	60	9.77		300		341		300
Korea Securities Computer Corporation	218	4.07	(Won)	1,097	(Won)	4,878	(Won)	1,097
The Korea Economic Daily	304	2.03		3,053		1,627		1,728
Korea Securities Depository	160	2.67		1,408		9,088		1,408
KiHyup Technology Banking Corp.	400	6.90		2,000		2,283		2,000
KIDB Bonds Brokerage Corp.	200	15.96		1,000		864		1,000
Taekwang Investment Trust Management Co., Ltd.	100	5.00		500		599		500
I Investment Trust Management	100	3.16		500		396		500
Kyobo Investment Trust Management	300	5.00		1,500		2,374		1,500
Delta Invest Management Advisory Co., Ltd.	55	7.12		550		294		550
Paragon Management Advisory Co., Ltd.	106	17.20		630		542		630
Hangaram Management Advisory Co., Ltd.	30	10.00		300		427		300
My Asset Invest Management Advisory Co., Ltd.	230	7.49		1,150		672		1,150
I Venture Investment Co., Ltd.	140	7.00		700		508		700
MVP Capital Co., Ltd.	200	10.00		1,000		1,075		1,000
Final Data Inc.	67	1.33		2,000		330		322
Reality Advisors Korea	200	14.29		1,000		595		1,000
Capital Partner	100	7.14		500		460		500
Others	—	—		120,977		176		22,609

				499,783		488,317		443,897

			(Won)	1,387,267	(Won)	3,273,870	(Won)	3,229,450

(*1)	Net asset for stock not subject to fair valuation.
(*2)	Not accounted for using the equity method of accounting since the Company and its subsidiaries have no voting rights.

(3)	Capital contribution in available-for-sale securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006			2005
	Percentage of ownership(%)	Book value		Percentage of ownership(%)	Book value
Korea Exchange (*1)	—	(Won)	—	6.64	(Won)	7,906
Stock Market Stabilization Fund	8.20		53	8.20		15,544
Korea Asset Management Corp.	4.77		13,473	5.00		13,473
LG Investment Seventh Fund	8.00		710	8.00		711
Macquarie Opportunities	8.90		32,486	—		—
Consus Investment 3rd Private Equity Fund	19.61		15,355	—		—
KTB 2005 Private Equity Fund	14.59		10,698	—		—
KTB 2006 Private Equity Fund	3.20		8,000	—		—
Others	—		61,280	—		13,560

		(Won)	142,055		(Won)	51,194

(*1)	Reclassified from capital contribution to equity securities

(4)	Debt securities in available-for-sale securities in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Face value		Acquisition cost		Fair value
Government bonds	(Won)	1,120,122	(Won)	1,139,415	(Won)	1,106,516
Financial debentures		11,346,482		11,168,835		11,221,898
Corporate bonds		2,163,827		2,177,010		2,149,046

	(Won)	14,630,431	(Won)	14,485,260	(Won)	14,477,460

<2005>

	Face value		Acquisition cost		Fair value
Government bonds	(Won)	754,375	(Won)	754,517	(Won)	738,654
Financial debentures		8,617,356		8,492,433		8,534,790
Corporate bonds		2,676,906		2,668,809		2,659,723

	(Won)	12,048,637	(Won)	11,915,759	(Won)	11,933,167

(5)	Beneficial certificates in available-for-sale securities in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006				2005
	Acquisition cost		Fair value		Acquisition cost		Fair value
Daehan Investment Trust Management	(Won)	50,000	(Won)	52,139	(Won)	50,000	(Won)	50,501
Woori Asset Management		430,273		467,121		1,847,060		1,872,407
I Investment Trust Management		50,000		50,061		40,000		40,391
Korea Investment Trust Management		53,000		54,065		399		319
Hanil Investment Trust Management		—		13		60,507		61,790
CJ Investment Trust Management		—		—		70,000		70,515
Daishin Investment Trust Management		—		—		70,000		70,553
TongYang Investment Trust Management		9,170		9,571		59,000		59,082
Kyobo Investment Trust Management		90,013		90,212		—		—
Yurie Asset Management		50,000		50,557		—		—
Others		699,795		761,346		404,584		464,607

	(Won)	1,432,251	(Won)	1,535,085	(Won)	2,601,550	(Won)	2,690,165

(6)	Other available-for-sale securities in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006				2005
	Acquisition cost		Fair value		Acquisition cost		Fair value
Bills bought in local currency	(Won)	11,356	(Won)	11,356	(Won)	8,081	(Won)	7,858
Corporate restructuring vehicle		—		—		15,690		11,224
Others		9,636		46,440		1,954		17,507

	(Won)	20,992	(Won)	57,796	(Won)	25,725	(Won)	36,589

(7)	Available-for-sales securities in foreign currencies as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Face value		Acquisition cost		Fair value		Book value
Equity securities			(Won)	68,795	(Won)	72,280	(Won)	72,280
Bonds	(Won)	1,829,161		1,740,287		1,772,529		1,772,529
Beneficiary Certificates				20,778		20,778		20,778
Others				1,006		1,893		1,893

			(Won)	1,830,866	(Won)	1,867,480	(Won)	1,867,480

<2005>

	Face value		Acquisition cost		Fair value		Book value
Equity securities			(Won)	10,496	(Won)	9,172	(Won)	9,172
Bonds	(Won)	943,946		846,881		817,227		817,227

			(Won)	857,377	(Won)	826,399	(Won)	826,399

6.	HELD-TO-MATURITY SECURITIES

Held-to-maturity securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Face value		Acquisition cost		Amortized cost		Fair value
<Bonds in local currency>

Government bonds	(Won)	2,734,424	(Won)	2,610,878	(Won)	2,674,668	(Won)	2,666,069
Financial debentures		4,345,327		4,333,900		4,338,391		4,333,753
Corporate bonds		1,458,700		1,478,221		1,467,231		1,458,485

		8,538,451		8,422,999		8,480,290		8,458,307
<Bonds in foreign currencies>		136,946		136,907		136,739		136,739
<Loaned securities>		19,673		19,673		19,673		19,683

	(Won)	8,695,070	(Won)	8,579,579	(Won)	8,636,702	(Won)	8,614,729

<2005>

	Face value		Acquisition cost		Amortized cost		Fair value
<Bonds in local currency>

Government bonds	(Won)	2,812,193	(Won)	2,654,769	(Won)	2,729,256	(Won)	2,712,436
Financial debentures		5,155,662		5,071,872		5,093,285		5,082,305
Corporate bonds		1,614,900		1,633,572		1,628,160		1,611,718

		9,582,755		9,360,213		9,450,701		9,406,459
<Bonds in foreign currencies>		315,304		315,283		290,727		290,576
<Loaned securities>		20,338		20,338		20,338		20,312

	(Won)	9,918,397	(Won)	9,695,834	(Won)	9,761,766	(Won)	9,717,347

7.	STRUCTURED SECURITIES AND PRIVATE EQUITY FUNDS

(1)	Structured securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>

Convertible bonds	(Won)	10,229	(Won)	10,586	Stock price deflation
Bonds with warrants		2,054		395	”
Market index funds		2,191,869		2,164,637	Market index deflation

		2,204,152		2,175,618

<Structured securities related to credit risk>

Credit linked notes		27,888		27,853	Credit risk of credit linked underlying assets
Asset backed securities		301,674		300,473	”
Others		85,618		86,832	”

		415,180		415,158

<Structured securities related to interest rate>

CMS linked notes		18,592		18,592	Fluctuation on spread of swap interest rate

	(Won)	2,637,924	(Won)	2,609,368

<2005>

	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>

Convertible bonds	(Won)	14,675	(Won)	13,452	Stock price deflation
Bonds with warrants		2,054		312	”
Market index funds		1,256,630		1,288,653	Market index deflation

		1,273,359		1,302,417

<Structured securities related to credit risk>

Credit linked notes		70,910		70,974	Credit risk of credit linked underlying assets
Asset backed securities		40,520		41,290	”
Others		24,565		24,565	”

		135,995		136,829

<Structured securities related to interest rate>

CMS linked notes		20,260		20,260	Fluctuation on spread of swap interest rate

	(Won)	1,429,614	(Won)	1,459,506

(2)	Private equity funds and entrusted assets to investment as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Due from banks	(Won)	195,459	(Won)	454,922
Securities		1,170,626		2,329,151
Call loans		322,105		426,996
Other assets		49,242		116,125
Derivative assets		275		5,730

Total assets		1,737,707		3,332,924

Other liabilities		54,158		46,770
Derivative liabilities		251		1,162

Total liabilities		54,409		47,932

Total net assets	(Won)	1,683,298	(Won)	3,284,992

8.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2006 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2006		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2006
BC Card	(Won)	11,668	(Won)	56,443	(Won)	5,682	(Won)	(1,379)	(Won)	60,746
Korea Finance Security		758		2,389		459		(405)		2,443
Korea Credit Bureau		4,500		3,981		(451)		—		3,530
Woori First Private Equity Fund		22,469		27,751		(4,936)		(22,815)		—
Woori Service Networks Co., Ltd.		24		24		29		—		53
Woori SME Asset Securitization Specialty		273		218		(132)		—		86
Woori SME First ABS Co., Ltd.		415		370		(101)		—		269
Woori Private Equity Fund		1,613		—		(1,613)		1,613		—
Connacht Capital		17,897		24,754		3,362		(2,193)		25,923
Athena Venture Fund		13,175		11,533		42		(1,842)		9,733
Sempio Foods Company		16,138		—		398		16,298		16,696
Woori LB Third Asset Securitization Specialty		—		1,329		(3)		(1,326)		—
Woori F&I Fourth Asset Securitization Specialty		33		50		243		(121)		172
Woori SB First Asset Securitization Specialty		9,339		1,120		(1,133)		13		—
Woori SB Second Asset Securitization Specialty		—		472		19,993		(20,465)		—
Woori SB Third Asset Securitization Specialty		11,274		15,742		1,278		(7,114)		9,906
Woori SB Fifth Asset Securitization Specialty		7,373		21,154		(6,827)		(149)		14,178
Woori SB Sixth Asset Securitization Specialty		6,977		—		2,389		6,954		9,343
Woori SB Seventh Asset Securitization Specialty		3,608		—		6,041		3,596		9,637
Woori BC Pegasus Asset Securitization Specialty		2,908		1,344		(694)		—		650
Woori Marine First Asset Securitization Specialty		1,469		1,620		116		(826)		910
Woori Marine Second Asset Securitization Specialty		1,679		757		1,887		—		2,644
Woori Marine Third Asset Securitization Specialty		5,952		11,030		(487)		(2,798)		7,745
Woori Stream First Asset Securitization Specialty		5,270		—		2,831		5,157		7,988

	(Won)	144,812	(Won)	182,081	(Won)	28,373	(Won)	(27,802)	(Won)	182,652

(2)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2005 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2005		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2005
BC Card	(Won)	11,668	(Won)	45,602	(Won)	11,799	(Won)	(958)	(Won)	56,443
Korea Finance Security		961		1,932		438		19		2,389
Korea Credit Bureau		4,500		—		(519)		4,500		3,981
Kyongeun Mutual Saving Bank		599		387		—		(387)		—
Woo Bang Housing Co., Ltd.		42,000		42,142		—		(42,142)		—
Woori Second Asset Securitization Specialty		10		—		(28)		28		—
Woori First Private Equity Fund		22,469		—		5,281		22,470		27,751
Woori Service Networks Co., Ltd.		24		—		—		24		24
Woori SME Asset Securitization Specialty		273		—		(51)		269		218
Woori SME First ABS Co., Ltd.		415		—		(38)		408		370
Connacht Capital		34,547		17,897		7,486		(629)		24,754
Athena Venture Fund		13,175		13,175		13,416		(15,058)		11,533
Woori LB First Asset Securitization Specialty		75		11,282		12,511		(23,793)		—
Woori LB Second Asset Securitization Specialty		330		639		68		(707)		—
Woori LB Third Asset Securitization Specialty		1,320		1,283		1,529		(1,483)		1,329
Woori LB Fourth Asset Securitization Specialty		2,160		2,603		520		(3,123)		—
Woori LB Fifth Asset Securitization Specialty		11,700		14,960		7,385		(22,345)		—
Woori LB Sixth Asset Securitization Specialty		1,170		10,979		38,352		(49,331)		—
Woori LB Eighth Asset Securitization Specialty		60		353		324		(677)		—
Woori F&I First Asset Securitization Specialty		6,237		2,860		(1,323)		(1,537)		—
Woori F&I Second Asset Securitization Specialty		5,265		1,021		1,058		(2,079)		—
Woori F&I Fourth Asset Securitization Specialty		33		38		59		(47)		50
Woori SB First Asset Securitization Specialty		9,339		8,513		(2,432)		(4,961)		1,120
Woori SB Second Asset Securitization Specialty		6,901		6,364		(5,892)		—		472
Woori SB Third Asset Securitization Specialty		11,274		—		4,501		11,241		15,742
Woori SB Fifth Asset Securitization Specialty		7,373		—		13,804		7,350		21,154
Woori BC Pegasus Asset Securitization Specialty		2,908		3,510		(1,150)		(1,016)		1,344
Woori Marine First Asset Securitization Specialty		1,469		—		248		1,372		1,620
Woori Marine Second Asset Securitization Specialty		1,679		—		(893)		1,650		757
Woori Marine Third Asset Securitization Specialty		5,952		—		5,091		5,939		11,030

	(Won)	205,886	(Won)	185,540	(Won)	111,544	(Won)	(115,003)	(Won)	182,081

9.	CLASSIFICATION OF SECURITIES

(1)	Securities in foreign currencies by country as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006			2005
	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Korea	(Won)	176,463	98.22	(Won)	30,426	78.97
United States		—	—		11	0.03
Other		3,193	1.78		8,091	21.00

		179,656			38,528

<Available-for-sales securities>
Korea		222,284	11.90		230,086	27.84
United States		291,385	15.60		182,599	22.10
Cayman islands		693,179	37.12		213,478	25.83
Japan		—	—		30,399	3.68
China		22,158	1.19		40,088	4.85
United Kingdom		33,867	1.81		43,723	5.29
Philippines		1,487	0.08		1,520	0.18
Indonesia		—	—		253	0.03
Other		603,120	32.30		84,253	10.20

		1,867,480			826,399

<Held-to-maturity securities>
Korea		53,554	39.16		54,446	18.73
United States		19,033	13.92		21,179	7.28
Indonesia		64,152	46.92		81,851	28.15
Ireland		—	—		129,592	44.58
Other		—	—		3,659	1.26

		136,739			290,727

<Investments accounted for using equity method of accounting>
United States		9,733	27.30		11,533	31.78
Malaysia		25,923	72.70		24,754	68.22

		35,656			36,287

	(Won)	2,219,531		(Won)	1,191,941

(2)	Securities by type as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	In local currency			In foreign currencies			Total
	Amount		Ratio(%)	Amount		Ratio(%)	Amount		Ratio(%)

<Trading securities>

Securities	(Won)	823,966	6.49	(Won)	62,599	34.84	(Won)	886,565	6.89
Floating rate bonds		60,829	0.48		27,980	15.57		88,809	0.69
Fixed rate bonds		7,544,353	59.45		83,900	46.71		7,628,253	59.27
Beneficiary certificates		988,528	7.79		—	—		988,528	7.68
Other		3,272,385	25.79		5,177	2.88		3,277,562	25.47

	(Won)	12,690,061		(Won)	179,656		(Won)	12,869,717

<Available-for-sales securities>

Securities	(Won)	4,380,376	21.27	(Won)	72,280	3.87	(Won)	4,452,656	19.82
Capital contribution		142,055	0.69		—	—		142,055	0.63
Floating rate bonds		1,702,521	8.27		1,274,417	68.24		2,976,938	13.25
Fixed rate bonds		12,774,939	62.04		487,526	26.11		13,262,465	59.05
Convertible bonds		—	—		10,586	0.57		10,586	0.05
Beneficiary certificate		1,535,085	7.45		20,778	1.11		1,555,863	6.93
Other		57,796	0.28		1,893	0.10		59,689	0.27

	(Won)	20,592,772		(Won)	1,867,480		(Won)	22,460,252

<Held-to-maturity securities>
Floating rate bonds	(Won)	301,400	3.55	(Won)	53,554	39.17	(Won)	354,954	4.11
Fixed rate bonds		8,198,563	96.45		83,185	60.83		8,281,748	95.89

	(Won)	8,499,963		(Won)	136,739		(Won)	8,636,702

<2005>

	In local currency			In foreign currencies			Total
	Amount		Ratio(%)	Amount		Ratio(%)	Amount		Ratio(%)

<Trading securities>

Securities	(Won)	150,766	1.97	(Won)	27,396	71.10	(Won)	178,162	2.32
Floating rate bonds		49,780	0.65		8,091	21.00		57,871	0.75
Fixed rate bonds		4,067,275	53.13		3,039	7.89		4,070,314	52.91
Beneficiary certificates		1,387,828	18.26		—	—		1,387,828	18.04
Other		1,999,449	25.99		2	0.01		1,999,451	25.98

	(Won)	7,655,098		(Won)	38,528		(Won)	7,693,626

<Available-for-sales securities>

Securities	(Won)	3,229,450	18.03	(Won)	9,172	1.11	(Won)	3,238,622	17.26
Capital contribution		51,194	0.26		—	—		51,194	0.27
Floating rate bonds		1,763,495	9.83		507,586	61.43		2,271,081	12.10
Fixed rate bonds		10,157,830	56.62		308,122	37.28		10,465,952	55.78
Convertible bonds		11,842	0.07		1,519	0.18		13,361	0.07
Beneficiary certificate		2,690,165	14.99		—	—		2,690,165	14.33
Other		36,589	0.20		—	—		36,589	0.19

	(Won)	17,940,565		(Won)	826,399		(Won)	18,766,964

<Held-to-maturity securities>
Floating rate bonds	(Won)	271,470	2.87	(Won)	58,091	19.98	(Won)	329,561	3.37
Fixed rate bonds		9,199,569	97.13		103,030	35.44		9,302,599	95.30
Other		—	—		129,606	44.58		129,606	1.33

	(Won)	9,471,039		(Won)	290,727		(Won)	9,761,766

(3)	Bonds by issuer and others by industry as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	In local currency			In foreign currencies			Total
	Amount		Ratio(%)	Amount		Ratio(%)	Amount		Ratio(%)

<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	449,771	8.85	(Won)	44,054	46.01	(Won)	493,825	9.53
Construction		15,430	0.30		—	—		15,430	0.30
Retail		16,858	0.33		—	—		16,858	0.33
Finance & insurance		4,382,666	86.19		23,721	24.77		4,406,387	85.05
Others		220,154	4.33		27,980	29.22		248,134	4.79

	(Won)	5,084,879		(Won)	95,755		(Won)	5,180,634

Bonds:
Government & Government owned corporate	(Won)	981,646	12.91	(Won)	—	—	(Won)	981,646	12.77
Financial institutions		6,311,566	82.99		56,976	67.91		6,368,542	82.82
Corporations		311,970	4.10		—	—		311,970	4.06
Others		—	—		26,925	32.09		26,925	0.35

	(Won)	7,605,182		(Won)	83,901		(Won)	7,689,083

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	1,616,425	26.43	(Won)	2,200	2.32	(Won)	1,618,625	26.06
Construction		1,014,794	16.60		—	—		1,014,794	16.34
Retail		466,585	7.63		—	—		466,585	7.51
Finance & insurance		2,531,380	41.39		92,750	97.68		2,624,130	42.26
Others		486,128	7.95		—	—		486,128	7.83

	(Won)	6,115,312		(Won)	94,950		(Won)	6,210,262

Bonds:
Government & Government owned corporate	(Won)	8,457,967	58.42	(Won)	110,864	6.25	(Won)	8,568,831	52.73
Financial institutions		5,783,025	39.94		351,526	19.83		6,134,551	37.75
Corporations		196,468	1.36		350,368	19.77		546,836	3.37
Others		40,000	0.28		959,772	54.15		999,772	6.15

	(Won)	14,477,460		(Won)	1,772,530		(Won)	16,249,990

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	5,995,221	70.53	(Won)	85,403	62.46	(Won)	6,080,624	70.41
Financial institutions		2,397,505	28.21		19,964	14.60		2,417,469	27.99
Corporations		70,937	0.83		—	—		70,937	0.82
Others		36,300	0.43		31,372	22.94		67,672	0.78

	(Won)	8,499,963		(Won)	136,739		(Won)	8,636,702

<Market index funds>
Financial institutions	(Won)	2,164,637	100.00	(Won)	—	—	(Won)	2,164,637	100.00

<2005>

	In local currency			In foreign currencies			Total
	Amount		Ratio(%)	Amount		Ratio(%)	Amount		Ratio(%)

<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	144,892	4.10	(Won)	19,659	71.75	(Won)	164,551	4.62
Construction		581	0.02		—	—		581	0.02
Retail		616	0.02		—	—		616	0.02
Finance & insurance		1,856,608	52.47		7,739	28.25		1,864,347	52.29
Others		1,535,346	43.39		—	—		1,535,346	43.05

	(Won)	3,538,043		(Won)	27,398		(Won)	3,565,441

Bonds:
Government & Government owned corporate	(Won)	1,164,575	28.29	(Won)	—	—	(Won)	1,164,575	28.21
Financial institutions		2,085,104	50.64		11,130	100.00		2,096,234	50.78
Others		967,376	21.07		—	—		867,376	21.01

	(Won)	4,117,055		(Won)	11,130		(Won)	4,128,185

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	1,312,850	21.85	(Won)	308	3.36	(Won)	1,313,158	21.83
Construction		837,085	13.94		—	—		837,085	13.91
Retail		202,145	3.36		—	—		202,145	3.36
Finance & insurance		3,342,400	55.64		8,864	96.64		3,351,264	55.70
Others		312,918	5.21		—	—		312,918	5.20

	(Won)	6,007,398		(Won)	9,172		(Won)	6,016,570

Bonds:
Government & Government owned corporate	(Won)	9,206,309	77.15	(Won)	97,470	11.93	(Won)	9,303,779	72.97
Financial institutions		2,206,555	18.49		227,469	27.83		2,434,024	19.09
Corporations		254,406	2.13		316,667	38.75		571,073	4.48
Others		265,897	2.23		175,621	21.49		441,518	3.46

	(Won)	11,933,167		(Won)	817,227		(Won)	12,750,394

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	8,102,058	85.55	(Won)	105,267	36.21	(Won)	8,207,325	84.08
Financial institutions		1,275,759	13.47		21,682	7.46		1,297,441	13.29
Corporations		93,222	0.98		—	—		93,222	0.95
Others		—	—		163,778	56.33		163,778	1.68

	(Won)	9,471,039		(Won)	290,727		(Won)	9,761,766

< Market index funds >
Financial institutions	(Won)	1,288,653	100.00	(Won)	—	—	(Won)	1,288,653	100.00

(4)	Securities in foreign currencies by currency as of December 31, 2006 and 2005 are as follows (Korean won in millions, U.S. dollars in thousands, Japanese yen in millions, Chinese yuan in thousands, Indonesia Rupiah in millions, Singapore dollars in thousands, Hong Kong dollars in thousands and EUROs in thousands):

<2006>

	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent

<Available-for-sales securities>
Equity securities	USD	36,698	US$	36,698	(Won)	34,114
	EUR	14,797		19,456		18,086
	JPY	1,144		9,621		8,944
	HKD	93,120		11,980		11,136
Bonds	USD	1,770,654		1,770,654		1,646,000
	EUR	103,522		136,111		126,529
Beneficiary Certificates	EUR	17,000		22,352		20,778
Others	USD	2,035		2,035		1,893

			US$	2,008,907	(Won)	1,867,480

<Held-to-maturity securities>
Bonds	USD	72,860	US$	72,860	(Won)	67,730
	IDR	623,436		74,235		69,009

			US$	147,095	(Won)	136,739

<2005>

	Currencies	Amounts in currencies	Translation to USD		Korean won Equivalent

<Available-for-sales securities>
Equity securities	USD	5,330	US$	5,330	(Won)	5,399
	EUR	3,146		3,724		3,773
Bonds	USD	755,923		755,923		765,752
	EUR	39,776		47,092		47,703
	CNY	30,050		3,725		3,772

			US$	815,794	(Won)	826,399

<Held-to-maturity securities>
Bonds	USD	202,584	US$	202,584	(Won)	205,218
	IDR	739,900		80,801		81,851
	SGD	3,675		2,208		2,236
	BDT	94,059		1,403		1,422

			US$	286,996	(Won)	290,727

10.	MATURITY OF DEBT SECURITIES

Maturity of debt securities as of December 31, 2006 and 2005 is as follows (Korean won in billions):

<2006>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total

<Available-for-sales securities>
Book value	(Won)	1,411	(Won)	1,817	(Won)	4,105	(Won)	7,411	(Won)	921	(Won)	585	(Won)	16,250
<Held-to-maturity securities>
Book value		358		1,620		1,038		5,391		200		30		8,637
Fair value		358		1,620		1,040		5,364		203		30		8,615

<2005>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total

<Available-for-sales securities>
Book value	(Won)	2,753	(Won)	2,612	(Won)	1,647	(Won)	5,408	(Won)	191	(Won)	139	(Won)	12,750
<Held-to-maturity securities>
Book value		1,978		758		1,488		5,456		78		4		9,762
Fair value		1,979		757		1,487		5,411		79		4		9,717

11.	LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT

(1)	Loss on impairment of available-for-sale for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006			2005
<Available-for-sales securities>
Equity securities:
Kimhae CCI Credit Union	(Won)	10	Fiber Tech. Co., Ltd.	(Won)	250
The Korea Economic Daily		35	Ssangyong Corporation		3,138
I Venture Investment Co., Ltd.		294	Nano & Giga		126
Korea Asset Trust Investment Co., Ltd.		62	Kyongeun Mutual Saving Bank		387
Sannaedle Co., Ltd.		44	The Korea Economic Daily		1,210
Miraecity.com Co., Ltd.		414	Korea ECN Securities		216
Tong Il Industries Co., Ltd.		10	Unik Company and Communication Co., Ltd.		227
Erae I&C Co., Ltd.		156	Kumho Papertec Inc.		818
STARVANKOREA		616	Others		1,663
Atec Engineering Co., Ltd.		510
Trigem Computer Inc.		68
Thrunet Shopping Inc.		80
Inance		300
Debt securities:
		—	LG Card 1069		5,358
			LG Card 1070		4,959
			ShinWoo Corporate Restructuring Vehicle		4,464
			Credipia Asset Securitization Co.		5,700
			The Petrochemical		482

	(Won)	2,599		(Won)	28,998

(2)	Recovery of impairment of available-for-sale and held-to-maturity securities for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006			2005
<Available-for-sales securities>
Equity securities:
CJ Investment & Securities	(Won)	1,056	Korea Housing Guarantee Co., Ltd.	(Won)	241
SSangyong Corporation		1,205	Samyang Food Co., Ltd.		278
Kumho Life Insurance Co., Ltd.		12,588	Others		143
Debt securities:
Etronics Corp.		174	LG Card 1022		11
Daewoo Motor Co., Ltd.		42	Haitai International Inc.		26
Hicontech Co.,Ltd.		53	Etronics Corp.		108
			Daewoo Motor Co., Ltd.		33
			Hanvit-11 ABS Specialty Co., Ltd.		15,863
			Others		32

	(Won)	15,118		(Won)	16,735

<Held-to-maturity securities>
Debt securities:
Hanvit LSP Finance LTD-SUB	(Won)	16,069	LG Card CP	(Won)	3,800

12.	LOANS AND ALLOWANCES FOR POSSIBLE LOAN LOSSES

(1)	Classification of loans subject to allowance for possible loan losses as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Loans in local currency	(Won)	114,019	(Won)	1,243	(Won)	616	(Won)	197	(Won)	350	(Won)	116,425
Loans in foreign currencies		8,338		128		46		19		13		8,544
Usance		2,071		9		36		—		—		2,116
Bills bought in local currency		390		—		—		—		—		390
Bills bought in foreign currencies		4,292		36		28		—		1		4,357
Advances for customers on guarantees		3		3		7		4		27		44
Credit card accounts		2,325		47		—		26		7		2,405
Privately placed bonds		5,834		—		—		—		—		5,834
Loans to be converted to equity securities		—		—		—		51		7		58
Financing leases		49		1		2		4		19		75
Others		1,089		—		—		—		—		1,089

	(Won)	138,410	(Won)	1,467	(Won)	735	(Won)	301	(Won)	424	(Won)	141,337

<2005>

	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Loans in local currency	(Won)	87,390	(Won)	1,624	(Won)	645	(Won)	207	(Won)	300	(Won)	90,166
Loans in foreign currencies		5,881		203		61		3		17		6,165
Usance		2,137		25		6		—		—		2,168
Bills bought in local currency		153		56		—		—		—		209
Bills bought in foreign currencies		3,692		33		27		—		2		3,754
Advances for customers on guarantees		1		4		4		6		32		47
Credit card accounts		1,970		77		—		29		17		2,093
Privately placed bonds		1,337		49		—		—		—		1,386
Loans to be converted to equity securities		—		—		1		51		8		60
Financing leases		73		3		3		5		21		105
Others		572		—		—		—		11		583

	(Won)	103,206	(Won)	2,074	(Won)	747	(Won)	301	(Won)	408	(Won)	106,736

(2)	Reconciliation of the loans subject to allowance for the possible loan losses with loans as of December 31, 2006 and 2005 are as follows (Korean won in billions):

	2006		2005
Loans, net of allowance	(Won)	140,855	(Won)	106,938
(+) Allowance for possible loan losses		2,118		1,705

Loans at gross		142,973		108,643

Reconciliation items:
(-) Inter-bank loans		(996)		(921)
(-) Bonds purchased under resale agreements		(201)		(61)
(-) Call loans		(439)		(925)

		(1,636)		(1,907)

The loans subject to allowance for possible loan losses	(Won)	141,337	(Won)	106,736

(3)	Classification of allowances for possible loan losses as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Loans in local currency	(Won)	971	(Won)	130	(Won)	137	(Won)	105	(Won)	350	(Won)	1,693
Loans in foreign currencies		58		30		9		9		13		119
Usance		15		1		11		—		—		27
Bills bought in local currency		3		—		—		—		—		3
Bills bought in foreign currencies		30		6		13		—		1		50
Advances for customers on guarantees		—		1		2		2		27		32
Credit card accounts		35		7		1		15		7		65
Privately placed bonds		41		—		—		—		—		41
Loans to be converted to equity securities		—		—		—		51		7		58
Financing leases		1		—		—		4		19		24
Others		6		—		—		—		—		6

	(Won)	1,160	(Won)	175	(Won)	173	(Won)	186	(Won)	424	(Won)	2,118

<2005>

	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Loans in local currency	(Won)	595	(Won)	158	(Won)	137	(Won)	112	(Won)	300	(Won)	1,302
Loans in foreign currencies		34		44		21		1		17		117
Usance		12		3		3		—		—		18
Bills bought in local currency		2		10		—		—		—		12
Bills bought in foreign currencies		19		4		13		—		2		38
Advances for customers on guarantees		—		—		1		3		32		36
Credit card accounts		20		9		—		17		17		63
Privately placed bonds		7		9		—		—		—		16
Loans to be converted to equity securities		—		—		—		52		8		60
Financing leases		3		—		1		4		21		29
Others		3		—		—		—		11		14

	(Won)	695	(Won)	237	(Won)	176	(Won)	189	(Won)	408	(Won)	1,705

(4)	The percentages of allowances for possible loan losses to loans subject to allowance for possible loan losses as of December 31, 2006, 2005 and 2004 are as follows (Korean won in billions):

	Loans subject to allowance for possible loan losses		Allowance		Ratio (%)
2006	(Won)	141,337	(Won)	2,118	1.50
2005		106,736		1,705	1.60
2004		91,007		2,028	2.23

(5)	The changes in allowances for possible loan losses for the years ended December 31, 2006 and 2005 are as follows (Korean won in billions):

	2006		2005
January 1	(Won)	1,705	(Won)	2,028

Reconciliation items:
Provision for possible loan losses		574		384
Increase due to repurchase non-performing loans		18		2
Reversal due to recovery of write-off loans		162		197
Write-off of loans		(273)		(583)
Other		(68)		(323)

December 31	(Won)	2,118	(Won)	1,705

(6)	Classifications of loans in local currency by industry as of December 31, 2006 and 2005 are as follows (Korean won in billions):

	2006		Ratio (%)	2005		Ratio (%)
<Loans for corporate>
Manufacturing	(Won)	19,635	16.72	(Won)	16,784	18.44
Dealing with real estate & leasing		12,426	10.58		9,013	9.90
Retail		8,721	7.43		7,441	8.17
Construction		7,173	6.11		4,777	5.25
Hotel & food		2,678	2.28		2,764	3.04
Transportation, warehouse & telecommunication		1,440	1.23		1,327	1.46
Finance & insurance		3,194	2.72		1,919	2.11
Others		6,228	5.31		6,477	7.11

		61,495			50,502

<Loans for household>		55,904	47.62		40,526	44.52

	(Won)	117,399		(Won)	91,028

(7)	Classification of loans in local currency by customer as of December 31, 2006 is as follows (Korean won in billions):

	2006		Ratio (%)	2005		Ratio (%)
<Loans for corporate>
Loans for working capital	(Won)	49,406	42.08	(Won)	41,924	46.06
Loans for equipment capital		9,073	7.73		6,307	6.93
<Loans for household>
Loans for living capital		51,697	44.04		34,944	38.39
Loans for housing capital		4,109	3.50		5,485	6.03
Others		110	0.09		104	0.11
<Loans for public sector & others>
Loans for working capital		1,613	1.37		1,145	1.26
Loans for equipment capital		417	0.36		258	0.28
Interbank loans		974	0.83		861	0.94

	(Won)	117,399		(Won)	91,028

(8)	Classification of loans in foreign currencies by country is as follows (Korean won in billions):

	2006		Ratio (%)	2005		Ratio (%)
Korea	(Won)	7,234	67.73	(Won)	6,112	72.82
United States		1,179	11.03		830	9.89
Indonesia		—	—		35	0.42
Japan		216	2.02		199	2.37
China		897	8.40		538	6.47
Others		1,155	10.82		678	8.08

	(Won)	10,681		(Won)	8,392

(9)	Significant disposal of loans for the years ended December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Woori SB Sixth Asset Securitization Specialty.	(Won)	209	(Won)	60	(Won)	144	(Won)	(5)
”	Woori Stream First Asset Securitization Specialty		107		19		77		(11)
”	Korea Asset Management Corporation		90		5		71		(14)
”	JP Morgan Chase Bank		24		4		22		2
”	Credit Swiss International		7		—		5		(2)
”	Woori SB Seventh Asset Securitization Specialty		72		2		54		(16)

		(Won)	509	(Won)	90	(Won)	373	(Won)	(46)

<2005>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Korea Investment Partner Co., Ltd.	(Won)	6	(Won)	1	(Won)	7	(Won)	2
”	Triumph Investment Limited		—		—		69		69
”	Woori SB Third Asset Securitization Specialty		348		111		233		(4)
”	Swan SF Co., Ltd.		149		1		148		—
”	Woori Marine Second Asset Securitization Specialty		42		14		30		2
”	Woori Marine Third Asset Securitization Specialty		191		38		130		(23)
”	Woori SME Asset Securitization Specialty		42		4		34		(4)
”	Korea Development Bank		113		—		114		1
”	Woori SME First ABS Co., Ltd.		68		4		46		(18)
”	Woori SB Fifth Asset Securitization Specialty		225		22		153		(50)
Kyongnam Bank	Woori Marine First Asset Securitization Specialty		43		15		29		1
Woori Bank Kwangju Bank Kyongnam Bank	Badbank Heemang Moah Securitization Specialty Co., Ltd.		1		1		50		50
”	Korea Asset Management Corporation		315		32		223		(60)

		(Won)	1,543	(Won)	243	(Won)	1,266	(Won)	(34)

13.	RESTRUCTURING OF LOANS

(1)	Restructuring of loans for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

				Restructuring
	Classification	Nominal amount		Discharge		Loan to be swapped to equity securities		Equity securities		Modification of terms
Trigem Computer Inc.	Court receivership	(Won)	268	(Won)	—	(Won)	—	(Won)	137	(Won)	131
Chunyang Industrial Co., Ltd.	Mediation		1,105		—		—		—		1,105
Myungsan Development	Mediation		648		—		—		—		648
Daekyung Technos Co., Ltd.	Court receivership		211		211		—		—		—
Shinwon Information Technology Co., Ltd.	Mediation		781		—		—		—		781
New Star Digital Co., Ltd.	Mediation		1,500		—		—		—		1,500

		(Won)	4,513	(Won)	211	(Won)	—	(Won)	137	(Won)	4,165

<2005>

				Restructuring
	Classification	Nominal amount		Discharge		Loan to be swapped to equity securities		Equity securities		Modification of terms
LG Card Co., Ltd.	Workout	(Won)	20,800	(Won)	—	(Won)	—	(Won)	20,800	(Won)	—
Innotz Corp.	Workout		230		—		—		230		—
Jinro Industries Co., Ltd.	Court receivership		199		—		—		199		—
Daewoo Electronics Corp.	Workout		49,908		—		—		—		49,908
Saehan Media Co., Ltd.	Workout		23,290		—		—		—		23,290
Seoul Textile Co., Ltd.	Mediation		1,445		—		—		—		1,445
Fine Korea Co., Ltd.	Mediation		1,149		—		—		—		1,149
Ace Lab., Inc.	Mediation		605		—		—		—		605
Others	Court receivership or mediation		7,910		68		—		1,971		5,871

		(Won)	105,536	(Won)	68	(Won)	—	(Won)	23,200	(Won)	82,268

(2)	Loans to be converted to equity securities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp	(Won)	51,163	(Won)	51,091	(Won)	72	(Won)	2,559
Daewoo Telecom Ltd.		3,200		3,200		—		(*1)
Kohap Corp.		3,397		3,397		—		(*1)
Hanmi Capital Co., Ltd.		493		144		349		349

	(Won)	58,253	(Won)	57,832	(Won)	421	(Won)	2,908

(*1)	To be liquidated

<2005>

	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp	(Won)	51,283	(Won)	51,211	(Won)	72	(Won)	2,564
Hanmi Capital Co., Ltd.		493		170		323		323
Kohap Corp.		3,200		3,200		—		(*1)
Kookmin Asset Investment Trust		1,837		1,837		—		(*2)
Daewoo Precision Industries Co., Ltd.		105		95		10		84
Daewoo Telecom Ltd.		3,397		3,397		—		(*1)

	(Won)	60,315	(Won)	59,910	(Won)	405	(Won)	2,971

(*1)	To be liquidated
(*2)	The number of shares to be converted is not decided.

14.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Fixed assets and intangible assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Operating fixed assets	(Won)	2,561,391	(Won)	2,472,727
Intangible assets		276,470		210,898
Non-operating fixed assets		2,367		909

	(Won)	2,840,228	(Won)	2,684,534

(2)	Operating fixed assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Acquisition cost		Accumulated depreciation		Book value
Land	(Won)	1,383,425	(Won)	—	(Won)	1,383,425
Buildings		1,146,090		267,843		878,247
Structures in leased office		210,737		147,406		63,331
Equipment and furniture		1,010,410		812,898		197,512
Construction in process		21,379		—		21,379
Leased assets		55,031		37,534		17,497

	(Won)	3,827,072	(Won)	1,265,681	(Won)	2,561,391

<2005>

	Acquisition cost		Accumulated depreciation		Book value
Land	(Won)	1,354,662	(Won)	—	(Won)	1,354,662
Buildings		1,094,104		240,131		853,973
Structures in leased office		172,230		120,483		51,747
Equipment and furniture		941,220		752,607		188,613
Construction in process		716		—		716
Leased assets		57,427		34,411		23,016

	(Won)	3,620,359	(Won)	1,147,632	(Won)	2,472,727

(3)	Changes in operating fixed assets for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Impairment		Translation		Others		Dec. 31, 2006
Land	(Won)	1,354,662	(Won)	9,671	(Won)	(10,152)	(Won)	—	(Won)	(217)	(Won)	(127)	(Won)	29,588	(Won)	1,383,425
Buildings		853,973		24,282		(7,029)		(32,321)		(52)		(208)		39,602		878,247
Structures in leased office		51,747		39,353		(43)		(27,420)		—		(306)		—		63,331
Equipment and furniture		188,613		112,571		(1,570)		(101,722)		—		(380)		—		197,512
Construction in process		716		60,567		(6,458)		—		—		—		(33,446)		21,379
Leased assets		23,016		6,580		(1,596)		(10,493)		—		—		(10)		17,497

	(Won)	2,472,727	(Won)	253,024	(Won)	(26,848)	(Won)	(171,956)	(Won)	(269)	(Won)	(1,021)	(Won)	35,734	(Won)	2,561,391

<2005>

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Impairment		Translation		Others		Dec. 31, 2005
Land	(Won)	1,307,548	(Won)	70,461	(Won)	(19,027)	(Won)	—	(Won)	(2,458)	(Won)	(17)	(Won)	(1,845)	(Won)	1,354,662
Buildings		779,396		123,808		(17,116)		(30,366)		(792)		(29)		(928)		853,973
Structures in leased office		49,326		24,770		(53)		(22,169)		—		(86)		(41)		51,747
Equipment and furniture		231,204		80,880		(5,036)		(118,642)		—		(124)		331		188,613
Construction in process		1,877		716		(1,877)		—		—		—		—		716
Leased assets		40,755		1,023		—		(18,762)		—		—		—		23,016

	(Won)	2,410,106	(Won)	301,658	(Won)	(43,109)	(Won)	(189,939)	(Won)	(3,250)	(Won)	(256)	(Won)	(2,483)	(Won)	2,472,727

(4)	Impairment loss on fixed assets for the year ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Book value		Net realizable value		Impairment loss		Reason	Decision of net realizable value
Land	(Won)	397	(Won)	180	(Won)	217	Decrease of fair value	Biding price
Buildings		95		43		52	Decrease of fair value	Biding price

	(Won)	492	(Won)	223	(Won)	269

<2005>

	Book value		Net realizable value		Impairment loss		Reason	Decision of net realizable value
Land	(Won)	4,630	(Won)	2,172	(Won)	2,458	Decrease of fair value	Biding price
Buildings		1,438		646		792	Decrease of fair value	Biding price

	(Won)	6,068	(Won)	2,818	(Won)	3,250

(5)	Intangible assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Goodwill
The Company	(Won)	71	(Won)	77
Woori Bank		7,084		21,793
Woori Investment Securities		—		1

		7,155		21,871

Negative goodwill		(2,494)		(2,735)
Deferred development cost		99,585		119,549
Software		28,471		29,365
Other intangible assets		143,753		42,848

	(Won)	276,470	(Won)	210,898

(6)	Changes in goodwill and negative goodwill for the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2006		Increase		Amortization		Translation		Dec. 31, 2006
Woori F&I	(Won)	77	(Won)	—	(Won)	(6)	(Won)	—	(Won)	71
Woori Investment Securities		(2,735)		—		241		—		(2,494)
Woori America Bank (*1)		21,793		—		(12,911)		(1,798)		7,084
Woori Futures (*1)		1		—		(1)		—		—

	(Won)	19,136	(Won)	—	(Won)	(12,677)	(Won)	(1,798)	(Won)	4,661

(*1)	2nd-tier subsidiaries

(7)	Changes in intangible assets for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Jan. 1, 2006		Acquisition		Disposition		Amortization		Impairment		Translation		Others		Dec. 31, 2006

Goodwill	(Won)	21,871	(Won)	—	(Won)	—	(Won)	(12,918)	(Won)	—	(Won)	(1,798)	(Won)	—	(Won)	7,155
Negative goodwill		(2,735)		—		—		241		—		—		—		(2,494)
Deferred dev’t cost		119,549		14,286		—		(34,250)		—		—		—		99,585
Software		29,365		9,982		(69)		(11,489)		—		—		682		28,471
Others		42,848		139,838		(211)		(37,765)		—		(275)		(682)		143,753

	(Won)	210,898	(Won)	164,106	(Won)	(280)	(Won)	(96,181)	(Won)	—	(Won)	(2,073)	(Won)	—	(Won)	276,470

<2005>

	Jan. 1, 2005		Acquisition		Disposition		Amortization		Impairment		Translation		Others		Dec. 31, 2005
Goodwill	(Won)	24,875	(Won)	1,013	(Won)	—	(Won)	(3,371)	(Won)	—	(Won)	(646)	(Won)	—	(Won)	21,871
Negative goodwill		(15,405)		—		—		12,670		—		—		—		(2,735)
Deferred dev’t cost		145,892		8,100		(173)		(33,403)		—		—		(867)		119,549
Software		36,293		3,770		(443)		(10,283)		—		—		28		29,365
Others		45,035		10,110		(1,492)		(10,450)		(159)		(80)		(116)		42,848

	(Won)	236,690	(Won)	22,993	(Won)	(2,108)	(Won)	(44,837)	(Won)	(159)	(Won)	(726)	(Won)	(955)	(Won)	210,898

15. OTHER ASSETS

Other assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Guarantee deposits	(Won)	1,129,927	(Won)	1,072,841
Other accounts receivable		5,701,906		2,005,346
Accrued income		901,301		696,531
Prepaid expenses		71,558		49,167
Deferred income tax assets (Note 26)		31,378		285,663
Accounts receivable on disposal of assets		1,650		4,094
Derivative instruments assets (Note 33)		1,330,911		863,280
Domestic exchange settlements debits		645,686		471,004
Operating lease assets		5,013		110
Sundry assets		1,515,162		580,227

		11,334,492		6,028,263
Present value discount		(20,832)		(25,024)

	(Won)	11,313,660	(Won)	6,003,239

16. INSURANCE

Insurance coverage as of December 31, 2006 and 2005 is as follows (Korean won in millions):

	2006				2005
	Balance of covered assets		Coverage		Balance of covered assets		Coverage
Insurance for losses:
Buildings used for business purposes	(Won)	716,575	(Won)	719,188	(Won)	691,861	(Won)	693,084
Equipment and furniture		187,983		303,941		201,723		344,330
Structures in leased office		—		—		346		364
Guarantee deposits		3,286		2,674		168,985		102,772
Insurance for fire:
Real estate not used for business purposes		34		34		909		106
Equipment and furniture		12,177		11,186		9,159		11,315
Buildings used for business purposes		161,700		161,885		69,253		32,837
Tangible asset overseas		2,781		11,371		3,717		14,689
Structures in leased assets		12,024		18,787		9,597		8,608
Insurance for liability of:
Reparation of directors		—		32,789		—		30,000
Reparation of professionals		—		1,000		—		1,000
Insurance for security of
Employees		—		19,448		—		14,400

	(Won)	1,096,560	(Won)	1,282,303	(Won)	1,155,550	(Won)	1,253,505

17. COLLATERALIZED ASSETS

Collateralized assets as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	Collateralized assets	2006		2005		Purpose
Bank of Korea	Securities	(Won)	3,186,035	(Won)	8,065,811	Borrowings, settlement risk and other
Lehman Brothers and others	Due from banks in foreign currencies, Securities		202,352		126,677	Trading credit derivatives
Federal Reserve Bank	Securities		—		3,000	Guarantee for FRB discount window
HSBC and other	Due from banks in foreign currencies		—		578	Guarantee for receivables
Dongwon Securities Co., Ltd. and others	Securities		36,200		123,100	Futures maintenance margin
Samsung futures and others	Securities		437,643		16,328	Futures maintenance margin
Nova Scotia Bank	Securities		95,000		30,000	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		90,000		282,959	Borrowings in foreign currency
Bank of America	Securities		—		15,000	Borrowings in foreign currency
Hana Bank and others	MMDA, Securities		46,816		68,363	Borrowings
Mizuho Corporate Bank	Securities		80,177		100,246	Borrowings in foreign currency
First Tennessee National Bank	Securities		—		5,000	Collateral for credit line
Korea Securities Depository & Trust accounts	Securities		6,022,392		2,736,010	Collateral for customer’s RP
Citibank and others	Land and buildings		143,345		94,436	Leasehold deposits
Kookmin Bank and others	Securities		458,790		261,500	Collateral for issuing securities and others
Korea Exchange	Securities		34,855		31,250	Futures option maintenance margin
Wooriswan Co., Ltd.	Securities in foreign currencies		108,187		—	Borrowings in foreign currency

		(Won)	10,941,792	(Won)	11,960,258

18. DEPOSITS

(1)	Deposits as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Deposits in local currency:

Demand deposits	(Won)	8,270,278	(Won)	7,426,155
Time and saving deposits		92,228,053		80,383,305
Installment deposits for the loans granted		201,215		230,369
Mutual installment for housing		321,342		437,351
Money in trust		1,867,799		1,889,267
Deposit for security customer		1,039,054		1,605,469
Deposit for notes payable		4,115,380		2,526,038
Deposits on CMA		1,497,792		864,011

		109,540,913		95,361,965

Deposits in foreign currencies:
Demand deposits		1,984,777		1,722,819
Time and saving deposits		2,305,607		2,108,034
Deposit for security customer		43,322		21,242

		4,333,706		3,852,095

Negotiable certificates of deposits:		15,148,249		7,873,931

	(Won)	129,022,868	(Won)	107,087,991

(2)	Deposits from other financial institutions as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	4,756,476	(Won)	6,159,667	(Won)	3,366,914	(Won)	14,283,057
Deposits in foreign currencies		42,483		—		—		42,483

	(Won)	4,798,959	(Won)	6,159,667	(Won)	3,366,914	(Won)	14,325,540

<2005>

	Banks		Credit specialized financial Institutions		Other institutions		Total
Deposits in local currency	(Won)	3,018,826	(Won)	4,603,582	(Won)	127,637	(Won)	7,750,045
Deposits in foreign currencies		1,598		38		130		1,766
Negotiable certificates of deposits		425,016		—		—		425,016

	(Won)	3,445,440	(Won)	4,603,620	(Won)	127,767	(Won)	8,176,827

(3)	Maturities of deposits as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	27,700	(Won)	11,590	(Won)	25,689	(Won)	6,764	(Won)	38,168	(Won)	109,911
Deposits in foreign currencies (*2)		1,867		265		343		40		1,819		4,334
Negotiable certificates of deposits (*3)		4,664		4,349		3,686		2,491		1		15,191

	(Won)	34,231	(Won)	16,204	(Won)	29,718	(Won)	9,295	(Won)	39,988	(Won)	129,436

(*1)	Before eliminating (Won) 370 billion of inter-company transactions
(*2)	Before eliminating (Won) 0.3 billion of inter-company transactions
(*3)	Before eliminating (Won) 43 billion of inter-company transactions

<2005>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	19,111	(Won)	9,214	(Won)	20,880	(Won)	7,183	(Won)	39,209	(Won)	95,597
Deposits in foreign currencies (*2)		1,598		227		294		48		1,687		3,854
Negotiable certificates of deposits (*3)		2,309		3,803		1,408		360		—		7,880

	(Won)	23,018	(Won)	13,244	(Won)	22,582	(Won)	7,591	(Won)	40,896	(Won)	107,331

(*1)	Before eliminating (Won)235 billion of inter-company transactions
(*2)	Before eliminating (Won)2 billion of inter-company transactions
(*3)	Before eliminating (Won)6 billion of inter-company transactions

19. BORROWINGS

(1)	Borrowings as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Borrowings in local currency:
Bank of Korea	(Won)	1,363,294	(Won)	1,466,232
Borrowings from government funds		1,924,973		1,630,253
Others		3,166,546		3,029,222

		6,454,813		6,125,707

Borrowings in foreign currencies:
Borrowings in foreign currencies		8,613,865		6,282,100
Off-shore borrowings in foreign currencies		4,648		10,890

		8,618,513		6,292,990

Bonds sold under repurchase agreements:
In local currency		4,751,142		3,088,921
In foreign currencies		—		3,503

		4,751,142		3,092,424

Bills sold:		189,589		121,231

Due to the Bank of Korea in foreign currencies:		—		49

Call money:
Local currency		2,494,300		765,000
Foreign currencies		894,661		110,573
Inter-bank reconciliation funds		—		128

		3,388,961		875,701

	(Won)	23,403,018	(Won)	16,508,102

(2)	Borrowings in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	Lender	2006			2005
		Interest rate (%)	Amounts		Interest rate (%)	Amounts
Borrowings from the B.O.K	Bank of Korea	2.8	(Won)	1,363,294	2.0	(Won)	1,466,232
Borrowings from government funds	Small Business Corporation	2.0 ~ 4.9		542,378	3.4 ~ 4.9		346,969
	Ministry of Labor	0.0 ~ 5.0		316,636	0.0 ~ 5.0		306,243
	Ministry of Information and Communication	3.0		184,328	1.3		184,549
	Institute for Information Technology Advancement	1.4~6.3		5,123	—		—
	Ministry of Commerce, Industry and Energy	3.4 ~ 3.9		51,385	2.5 ~ 3.4		75,294
	Korea Energy Management Corporation	2.0 ~ 3.0		270,906	0.5 ~ 1.5		195,537
	Korea Environment & Resources Corporation	4.0		45,102	2.4		41,711
	Environmental Management Corporation. and others	0.0 ~ 7.0		509,115	0.0 ~ 4.5		479,950

				1,924,973			1,630,253

Others	Seoul City	0.0 ~ 4.0		1,267,638	0.0 ~ 4.0		1,103,481
	Busan City	0.0 ~ 5.1		534,403	0.0 ~ 5.1		456,807
	Kwangju City and others	6.0		349,701	2.0 ~ 3.3		351,274
	Ulsan City	1.7 ~ 2.8		36,051	—		—
	Others	0.0 ~ 8.3		978,753	1.2 ~ 8.3		1,117,660

				3,166,546			3,029,222

			(Won)	6,454,813		(Won)	6,125,707

(3)	Borrowings in foreign currencies as of December 31, 2006 and 2005 are as follows:

<2006>

	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	0.0 ~ 5.6	US$	496,789	(Won)	461,818
	Foreign financial institution	0.4 ~ 8.0		3,522,416		3,274,462
	Local banks	0.7 ~ 7.0		1,984,993		1,845,260
	Others	0.0 ~ 7.9		3,261,966		3,032,325

				9,266,164		8,613,865

Off-shore borrowings in foreign currencies	Sumitomo Mitsui Bank	5.6		5,000		4,648

			US$	9,271,164	(Won)	8,618,513

<2005>

	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	3.1 ~ 3.9	US$	533,908	(Won)	540,848
	Foreign financial institution	0.2 ~ 8.0		1,760,289		1,783,173
	Local banks	4.0 ~ 4.9		1,862,234		1,886,443
	Others	0.2 ~ 7.5		2,045,051		2,071,636

				6,201,482		6,282,100

Off-shore borrowings in foreign currencies	Wachovia	4.6 ~ 4.7		10,750		10,890

			US$	6,212,232	(Won)	6,292,990

(4)	Borrowings from other financial institutions as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Bank of Korea		General bank		Other financial institutions		Total
Borrowings in local currency	(Won)	1,363,294	(Won)	53,811	(Won)	547,156	(Won)	1,964,261
Borrowings in foreign currencies		—		7,627,535		403,885		8,031,420
Bonds sold under repurchase agreements		—		—		109,450		109,450
Call money		—		1,094,661		1,175,700		2,270,361

	(Won)	1,363,294	(Won)	8,776,007	(Won)	2,236,191	(Won)	12,375,492

<2005>

	Bank of Korea		General bank		Other financial institutions		Total
Borrowings in local currency	(Won)	1,466,232	(Won)	222,118	(Won)	452,848	(Won)	2,141,198
Borrowings in foreign currencies		—		1,242,563		2,483,033		3,725,596
Due to the Bank of Korea in foreign currencies		49		—		—		49
Call money		—		114,270		—		114,270

	(Won)	1,466,281	(Won)	1,578,951	(Won)	2,935,881	(Won)	5,981,113

(5)	Maturities of borrowings as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency (*1)	(Won)	1,609	(Won)	166	(Won)	451	(Won)	1,690	(Won)	2,637	(Won)	6,553
Borrowings in foreign currencies		3,940		2,927		838		792		122		8,619
Bonds sold under repurchase agreements (*2)		4,126		296		329		2		—		4,753
Bills sold		19		17		—		—		153		189
Call money		3,389		—		—		—		—		3,389

	(Won)	13,083	(Won)	3,406	(Won)	1,618	(Won)	2,484	(Won)	2,912	(Won)	23,503

(*1)	Before eliminating (Won)98 billion of inter-company transactions.
(*2)	Before eliminating (Won)2 billion of inter-company transactions.

<2005>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency (*1)	(Won)	400	(Won)	178	(Won)	494	(Won)	1,568	(Won)	3,650	(Won)	6,290
Borrowings in foreign currencies		3,230		2,096		380		490		97		6,293
Bonds sold under repurchase agreements		2,293		580		214		6		—		3,093
Bills sold		24		5		—		—		92		121
Call money		876		—		—		—		—		876

	(Won)	6,823	(Won)	2,859	(Won)	1,088	(Won)	2,064	(Won)	3,839	(Won)	16,673

(*1)	Before eliminating (Won)165 billion of inter-company transactions.

20. DEBENTURES

(1)	Debentures as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Debentures in local currency	(Won)	23,723,237	(Won)	15,914,097
Less: discounts		(35,761)		(55,423)

Debentures in foreign currencies		4,105,311		2,954,346
Add: premiums		261		—
Less: discounts		(12,026)		—

	(Won)	27,781,022	(Won)	18,813,020

(2)	Debentures in local currency as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006			2005
	Face value		Interest rate (%)	Face value		Interest rate (%)
Ordinary bonds	(Won)	20,434,450	3.5 ~ 10.1	(Won)	13,727,792	1.5 ~ 10.1
Subordinated bonds		3,326,595	5.0 ~ 10.3		2,227,277	5.0 ~ 10.3

		23,761,045			15,955,069

Loss on hedging for fair value		(37,808)			(49,972)

	(Won)	23,723,237		(Won)	15,914,097

(3)	Debentures in foreign currencies as of December 31, 2006 and 2005 are as follows (Korean won in millions, U.S. dollars in thousands, Hong Kong dollars in thousands, Singapore dollars in thousands, EURO in thousands and Japanese Yen in millions):

<2006>

	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,203,000	(Won)	2,047,909	1.6 ~ 8.5

	JPY	20,000		156,366	1.6
	HKD	608,000		72,711	4.3 ~ 4.9
	EUR	300,000		366,672	4.0
Subordinated bonds	USD	1,600,000		1,487,360	4.9 ~ 6.1

				4,131,018

Loss on hedging for fair value				(25,707)

			(Won)	4,105,311

<2005>

	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	1,573,000	(Won)	1,593,449	4.1 ~ 5.4

	JPY	43,000		369,757	1.2 ~ 1.5
	HKD	438,000		57,225	4.4 ~ 4.7
	EUR	300,000		359,802	2.8
	SGD	20,000		12,169	2.2
Subordinated bonds	USD	600,000		607,800	4.9 ~ 5.8

				3,000,202

Loss on hedging for fair value				(45,856)

			(Won)	2,954,346

(4)	Maturities of debentures as of December 31, 2006 and 2005 are as follows (Korean won in billions):

<2006>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency Ordinary bonds	(Won)	520	(Won)	2,173	(Won)	3,683	(Won)	12,438	(Won)	1,582	(Won)	20,396
Subordinated bonds		200		—		160		347		2,620		3,327

		720		2,173		3,843		12,785		4,202		23,723

Debentures in foreign currencies Ordinary bonds		12		—		226		1,008		1,373		2,619
Subordinated bonds		—		—		—		—		1,487		1,487

		12		—		226		1,008		2,860		4,106

	(Won)	732	(Won)	2,173	(Won)	4,069	(Won)	13,793	(Won)	7,062	(Won)	27,829

<2005>

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency
Ordinary bonds	(Won)	661	(Won)	670	(Won)	3,149	(Won)	7,926	(Won)	1,281	(Won)	13,687
Subordinated bonds		1		—		—		656		1,570		2,227

		662		670		3,149		8,582		2,851		15,914

Debentures in foreign currencies
Ordinary bonds		198		25		77		869		1,197		2,366
Subordinated bonds		—		—		—		—		588		588

		198		25		77		869		1,785		2,954

	(Won)	860	(Won)	695	(Won)	3,226	(Won)	9,451	(Won)	4,636	(Won)	18,868

21. OTHER LIABILITIES

Other liabilities as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Accrued severance benefits (Note 22)	(Won)	363,729	(Won)	443,204
Less: deposits in employee retirement trust		(162,477)		(249,049)
Less: transfers to the National Pension Fund		(180)		(214)
Allowances for possible losses on acceptances and guarantees (Note 32)		56,518		25,138
Other allowances (Note 32)		462,468		298,326
Foreign exchange remittances pending		291,652		340,229
Domestic exchange remittances pending		1,646,334		1,505,125
Borrowings from trust accounts		1,616,663		786,955
Sold market index funds		2,916,766		1,793,210
Other accounts payable (Note 24)		5,580,926		1,370,541
Accrued expense		2,276,438		1,645,057
Income tax payable		278,266		275,877
Unearned revenue		138,819		114,833
Deposits for letter of guarantees and other		121,559		133,212
Derivative liabilities (Note 33)		1,577,153		1,325,987
Deferred income tax liabilities (Note 26)		95,205		—
Accounts for agency businesses		134,330		126,354
Liabilities incurred by agency relationship		543,425		892,797
Sundry liabilities		428,023		201,191

	(Won)	18,365,617	(Won)	11,028,773

22. ACCRUED SEVERANCE BENEFITS

(1)	The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2006 and 2005 amount to (Won)363,729 million and (Won)443,204 million, respectively. The details of changes in the accrued severance benefits for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions).

	2006		2005
January 1	(Won)	443,204	(Won)	365,154
Provision for severance benefits		127,615		140,667
Payments of accrued severance benefits		(207,090)		(62,617)

December 31	(Won)	363,729	(Won)	443,204

(2)	The Company and its subsidiaries have deposited for employee retirement insurance. As of December 31, 2006 and 2005, the deposits, amounting to (Won) 162,477 million and (Won) 249,049 million, respectively, and the transfer from National Pension, amounting to (Won)180 million and (Won) 214 million, respectively, are presented as a deduction from accrued severance benefits.

23. SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2006 and 2005 are as follows:

	2006		2005
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company during the period from incorporation to December 31, 2006 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issuance of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

Dec. 31, 2002		767,814,797		3,839,074

In 2003	Exercise of warrants	7,690,113		38,451

Dec. 31, 2003		775,504,910		3,877,525

In 2004	Issuance of new shares	8,571,262		42,856
	Exercise of convertible bonds	12,379,386		61,897

Dec. 31, 2004		796,455,558		3,982,278

In 2005	Exercise of convertible bonds	9,559,782		47,799

December 31, 2005		806,015,340		4,030,077

December 31, 2006		806,015,340	(Won)	4,030,077

(3)	Dividends to net income ratio for the years ended December 31, 2006 and 2005 are as follows:

	2006		2005
The number of issued shares		806,015,340		806,015,340
The number of treasury stocks		2,555		2,550
Shares subject to dividend		806,012,785		806,012,790

Dividend per share	(Won)	600	(Won)	400
Par value	(Won)	5,000	(Won)	5,000
Dividend ratio per share		12.0%		8.0%

Gross dividend	(Won)	483,608 million	(Won)	322,405 million
Net income	(Won)	2,029,319 million	(Won)	1,688,221 million
Dividend ratio by net income		23.83%		19.10%

24. STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 468,500 and 296,250 stock options were exercised and settled by paying cash amounting to (Won)4,592 million and (Won)2,752 million for the years ended December 31, 2006 and 2005, respectively. In connection with this, the Company revalued stock based compensation and recorded (Won)4,129 million of the stock-based payment as liabilities as of December 31, 2006.

(2)	The summary of stock-based compensation granted as of December 31, 2006 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement
Exercise price	(Won)11,921	(Won)6,800
Exercisable period	During a three-year period beginning after December 4, 2005
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	454,000 shares	310,750 shares
Exercisable number of rights	266,000 shares	109,250 shares
Value per right	(Won)9,512	(Won)14,633
Stock-based compensation liabilities	(Won)2,530 million	(Won)1,599 million

25. NON-OPERATING INCOME AND EXPENSE

(1)	Non-operating income for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Gain on disposal of tangible assets	(Won)	3,382	(Won)	20,680
Gain on valuation using the equity method of accounting (Note 8)		44,750		123,870
Rental income		8,655		7,817
Gain on disposal of available-for-sale securities		619,114		137,639
Gain on redemption of available-for-sale securities		5,543		18,974
Reversal of loss on impairment of available-for-sale securities (Note 11)		15,118		16,735
Reversal of loss on impairment of held-to-maturity securities (Note 11)		16,069		3,800
Gain on sale of loans (Note 12)		13,098		128,945
Gain on disposal of other assets		673		527
Others		217,361		114,232

	(Won)	943,763	(Won)	573,219

(2)	Non-operating expenses for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Loss on disposal of tangible assets	(Won)	4,813	(Won)	9,442
Loss on valuation using the equity method of accounting (Note 8)		16,377		12,326
Loss on disposal of available-for-sale securities		1,178		4,733
Loss on redemption of available-for-sale securities		522		4,755
Loss on impairment of available-for-sale securities (Note 11)		2,599		28,998
Loss on sale of loans (Note 12)		85,867		207,184
Loss on impairment of fixed assets (Note 14)		269		3,250
Donations		33,129		23,812
Loss on impairment of intangible assets		—		159
Payment for early retirement		31,569		86,481
Others		54,908		76,928

	(Won)	231,231	(Won)	458,068

26. INCOME TAX EXPENSE

(1)	Income tax expense for the years ended December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Tax payables	(Won)	564,711	(Won)	363,950
Changes in deferred income tax assets (liabilities) by temporary differences		330,266		687,189
Changes in deferred income tax assets by fair valuation		2,938		6,526
Changes in deferred income tax assets by tax loss carry-forwards		18,163		(132,864)
Tax effect on contribution carryover deduction		(1,877)		—
Income tax expenses to be charged to equity		(189,696)		(612,618)

Income tax expense	(Won)	724,505	(Won)	312,183

(2)	Increase or decrease in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Jan. 1, 2006(*1)		Increase		Decrease		Dec. 31, 2006
(Temporary differences to be charged to income tax expense)
Securities	(Won)	44,977	(Won)	(262,210)	(Won)	87,368	(Won)	(304,601)
Gain (loss) on valuation using the equity method of accounting		(3,148,850)		(1,200,417)		67,693		(4,416,960)
Depreciation		36,493		8,158		377		44,274
Other allowances		235,265		361,949		182,236		414,978
Restructuring of loans		21,775		16,427		20,453		17,749
Allowances for acceptances and guarantees		25,138		55,751		24,702		56,187
Gain (loss) on valuation of derivatives		67,841		49,681		67,841		49,681
Loss on fair valuation		(86,828)		(63,514)		(86,828)		(63,514)
Other allowances for doubtful accounts		39,870		122		187		39,805
Accrued salaries expenses		70,939		18,814		13,061		76,692
Allowances for possible loan losses		766,620		22,060		74,179		714,501
Loss on valuation of securities		1,211,411		1,000,944		1,211,411		1,000,944
Accrued severance benefits		71,393		62,662		39,021		95,034
Deposits with employee retirement insurance trust		(43,092)		(55,352)		(33,573)		(64,871)
Advanced depreciation provisions		(60,414)		—		—		(60,414)
Fictitious dividends of tax heaven		42,886		14,340		42,886		14,340
Reserve for technology development		(507)		—		(254)		(253)
Others		46,554		(108,036)		28,554		(90,036)

	(Won)	(658,529)	(Won)	(78,621)	(Won)	1,739,314	(Won)	(2,476,464)

(Temporary differences to be charged to equity)

Gain (loss) on valuation of available-for-sale securities	(Won)	(2,212,081)	(Won)	(2,890,361)	(Won)	(2,191,733)	(Won)	(2,910,709)
Capital adjustment		(1,717,493)		(612,792)		(5,871)		(2,324,414)
Negative capital adjustment		7,308		(1,362)		7,308		(1,362)
Unrealized gain (loss) of derivatives		(12,057)		(1,239)		(12,057)		(1,239)
Gain on disposal of investments accounted for using the equity method of accounting		—		34,604		—		34,604

	(Won)	(3,934,323)	(Won)	(3,471,150)	(Won)	(2,202,353)	(Won)	(5,203,120)

Temporary differences total	(Won)	(4,592,852)	(Won)	(3,549,771)	(Won)	(463,039)	(Won)	(7,679,584)

Unrealizable temporary differences (*2)	(Won)	(4,968,221)					(Won)	(6,833,924)
Realizable temporary differences		375,369						(845,660)
Tax effects for temporary differences		99,782						(232,557)
Tax effects for temporary differences of oversea subsidiaries		6,133						8,206
Tax effects for fair valuation (*3)		3,085						147
Tax effects for tax loss carry-forwards		176,663						158,500
Tax effect on contribution carry-over deductions		—						1,877

Net deferred tax assets	(Won)	285,663					(Won)	(63,827)

<2005>

	Jan. 1, 2005		Increase		Decrease		Dec. 31, 2005
(Temporary differences to be charged to income tax expense)
Securities	(Won)	(74,622)	(Won)	44,197	(Won)	(75,788)	(Won)	45,363
Gain (loss) on valuation using the equity method of accounting		(1,589,057)		(1,661,037)		(101,254)		(3,148,840)
Depreciation		31,524		4,916		64		36,376
Other allowances		92,910		187,098		44,743		235,265
Restructuring of loans		45,606		1,323		24,334		22,595
Allowances for acceptances and guarantees		11,443		13,697		2		25,138
Gain (loss) on valuation of derivatives		43,376		68,090		43,376		68,090
Loss on fair valuation		2,596		(86,828)		2,596		(86,828)
Other allowances for doubtful accounts		69,563		—		33,193		36,370
Accrued salaries expenses		43,875		70,939		43,875		70,939
Allowances for possible loan losses		1,001,208		35,585		270,148		766,645
Loss on valuation of securities		1,501,802		(88,285)		198,331		1,215,186
Accrued severance benefits		67,774		38,981		35,376		71,379
Deposits with employee retirement insurance trust		(28,241)		(41,283)		(26,432)		(43,092)
Advanced depreciation provisions		(62,097)		—		(1,683)		(60,414)
Fictitious dividends of tax heaven		35,903		42,886		35,903		42,886
Reserve for technology development		(760)		—		(253)		(507)
Others		160,092		10,555		134,018		36,629

	(Won)	1,352,895	(Won)	(1,359,166)	(Won)	660,549	(Won)	(666,820)

(Temporary differences to be charged to equity)
Gain (loss) on valuation of available-for-sale securities	(Won)	—	(Won)	(2,217,071)	(Won)	—	(Won)	(2,217,071)
Capital adjustment		—		(1,717,493)		—		(1,717,493)
Negative capital adjustment		—		8,062		—		8,062
Unrealized gain (loss) of derivatives		—		(12,057)		—		(12,057)

	(Won)	—	(Won)	(3,938,559)	(Won)	—	(Won)	(3,938,559)

Temporary differences total	(Won)	1,352,895	(Won)	(5,297,725)	(Won)	660,549	(Won)	(4,605,379)

Unrealizable temporary differences (*2)	(Won)	(1,600,890)					(Won)	(4,968,221)
Realizable temporary differences		2,953,785						362,842
Tax effects for temporary differences		812,291						99,782
Tax effects for temporary differences of oversea subsidiaries		(19,187)						6,133
Tax effects for fair valuation (*3)		9,611						3,085
Tax effects for tax loss carry-forwards		43,799						176,663

Net deferred tax assets	(Won)	846,514					(Won)	285,663

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	Unrealizable temporary differences as of December 31, 2006 are as follows (Korean won in millions):

		2006		2005
The Company	Valuation using the equity method	(Won)	(6,747,902)	(Won)	(4,911,423)
Kyongnam Bank	Advanced depreciation provisions		(60,414)		(60,414)
	Other		(25,608)		3,616

		(Won)	(6,833,924)	(Won)	(4,968,221)

(*3)	Arised from fair valuation of Woori Investment Securities’ asset and liabilities at acquisition.

(3)	Details of income tax expense (benefits) for the years ended December 31, 2006 and 2005, and the deferred income tax assets (liabilities) as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	Income tax expense		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	524,186	(Won)	8,123	(Won)	25,319
Kyongnam Bank		52,080		—		21,768
Kwangju Bank		32,832		17,136		—
WFIS		1,086		1,738		—
Woori F&I		11,590		73		5,901
Woori Investment Securities		97,570		4,059		42,217
Woori CS		5,077		171		—
Woori PE		84		78		—

	(Won)	724,505	(Won)	31,378	(Won)	95,205

<2005>

	Income tax expense(benefits)		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	222,253	(Won)	219,146	(Won)	—
Kyongnam Bank		10,856		17,882		—
Kwangju Bank		(26,542)		25,953		—
WFIS		2,020		1,298		—
Woori F&I		23,263		1,662		372
Woori Investment Securities		78,436		19,376		17
Woori CS		1,897		735		—

	(Won)	312,183	(Won)	286,052	(Won)	389

(4)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2002	(Won)	130,724	(Won)	116,825	(Won)	13,899	Dec. 31, 2007
2003		1,328,129		547,844		780,285	Dec. 31, 2008
2004		396,463		—		396,463	Dec. 31, 2009
2005		112,270		202		112,068	Dec. 31, 2010
2006		21,933		—		21,933	Dec. 31, 2011

	(Won)	1,989,519	(Won)	664,871	(Won)	1,324,648

As of December 31, 2006 and 2005, recognized deferred tax assets in tax loss carry-forwards above are as follows (Korean won in millions):

Subsidiaries	2006		2005
Woori Bank	(Won)	158,500	(Won)	151,100
Kyongnam Bank		—		25,563

	(Won)	158,500	(Won)	176,663

27.	EARNINGS PER COMMON SHARE

(1)	Basic ordinary income and net income per common share for the years ended December 31, 2006 and 2005 are as follows (Korea won in millions except for per share data):

	2006		2005
Consolidated net income on common shares	(Won)	2,029,319	(Won)	1,688,221
Extraordinary gain (loss)		—		—
Income tax effect on extraordinary gain (loss)		—		—

Consolidated ordinary income on common shares	(Won)	2,029,319	(Won)	1,688,221

Weighted average number of common shares (in shares)		806,012,758		804,361,522

Basic ordinary income per common share	(Won)	2,518	(Won)	2,099

Basic net income per common share	(Won)	2,518	(Won)	2,099

(2)	Diluted ordinary income and net income per common share for the year ended December 31, 2005 are as follows (Korea won in millions except for per share data):

	2005
Diluted consolidated net income on common shares	(Won)	1,688,597
Extraordinary gain (loss)		—
Income tax effect on extraordinary gain (loss)		—
Diluted consolidated ordinary income on common shares	(Won)	1,688,597

Weighted average number of diluted common shares equivalents (in shares)		806,001,272

Diluted ordinary income per common share	(Won)	2,095

Diluted net income per common share	(Won)	2,095

As all convertible bonds were converted before December 31, 2005, the Company has no diluted securities for the year ended December 31, 2006.

28.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Restricted due from banks is excluded in cash and due from banks in consolidated statements of cash flows (Note 3).

	2006		2005
Cash and due from bank of Balance sheets	(Won)	10,674,977	(Won)	11,224,015
Restricted due		(5,033,385)		(6,024,175)

Cash in statements of cash flows	(Won)	5,641,592	(Won)	5,199,840

29.	CONSOLIDATED OPERATIONAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005

	Three months ended Dec. 31, 2006		Three months ended Dec. 31, 2005
	(In millions, except for income per share data)
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	5,126,680	(Won)	3,834,035
Operating expense		(4,941,525)		(3,509,179)

Operating income		185,155		324,856
Non-operating income		481,769		123,151
Non-operating expenses		(83,524)		(136,663)

Income before income tax and minority interests		583,400		311,344
Tax expense		118,644		54,612

Income before minority interests		464,756		256,732

Minority interests gain		32,593		68,545

Net income	(Won)	432,163	(Won)	188,187

Net income per common share	(Won)	536	(Won)	233

30.	INTER-COMPANY TRANSACTIONS

A.	Significant balances as of December 31, 2006 and transactions for the year ended December 31, 2006 with and among the Company, its subsidiaries, and equity method investees, which have been eliminated in the consolidation, are as follows (Korean won in millions):

(1)	Assets and liabilities

1)	Due from banks

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori F&I		Woori Investment Securities		Woori CS		Woori PE		Others
Woori Bank	(Won)	67,394	(Won)	—	(Won)	9,271	(Won)	1,724	(Won)	4,410	(Won)	12,690	(Won)	106,325	(Won)	10,221	(Won)	9,939	(Won)	58,326
Kyongnam Bank		11,287		11,269		—		52		1,956		—		327		8,803		—		1
Kwangju Bank		11,043		6,271		103		—		1,530		—		47,953		18,000		—		—
Others		2,002		16,073		23,908		—		2,053		—		18,264		—		—		4,168

	(Won)	91,726	(Won)	33,613	(Won)	33,282	(Won)	1,776	(Won)	9,949	(Won)	12,690	(Won)	172,869	(Won)	37,024	(Won)	9,939	(Won)	62,495

2)	Deposits

	Woori Bank		Kyongnam Bank		Kwangju Bank		Others
The Company	(Won)	67,394	(Won)	11,287	(Won)	11,043	(Won)	2,002
Woori Bank		—		11,269		6,271		16,073
Kyongnam Bank		9,271		—		103		23,908
Kwangju Bank		1,724		52		—		—
WFIS		4,410		1,956		1,530		2,053
Woori F&I		12,690		—		—		—
Woori Investment Securities		106,325		327		47,953		18,264
Woori CS		10,221		8,803		18,000		—
Woori PE		9,939		—		—		—
Others		58,326		1		—		4,168

	(Won)	280,300	(Won)	33,695	(Won)	84,900	(Won)	66,468

3)	Loans

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	15,077	(Won)	34,873	(Won)	—
Woori F&I		50,000		—		—		—		—
Woori Investment Securities		—		—		—		—		11,023
Others		—		99,171		—		—		—

	(Won)	50,000	(Won)	99,171	(Won)	15,077	(Won)	34,873	(Won)	11,023

4)	Borrowings

	Woori Bank		Woori F&I		Woori Investment Securities		Others
The Company	(Won)	—	(Won)	50,000	(Won)	—	(Won)	—
Woori Bank		—		—		—		99,171
Kyongnam Bank		15,077		—		—		—
Kwangju Bank		34,873		—		—		—
Others		—		—		11,023		—

	(Won)	49,950	(Won)	50,000	(Won)	11,023	(Won)	99,171

5)	Other assets

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Others
The Company	(Won)	—	(Won)	117	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		6,889		—		146,960		7,300		16,724		234,625		234		324,943
Kyongnam Bank		14		30,919		—		613		2,059		28,716		117		12,473
Kwangju Bank		8		—		—		—		1,658		10,198		526		3,901
WFIS		160		128		—		—		—		—		—		—
Woori Investment Securities		—		11,294		32		983		809		—		3,812		3,737
Others		807		57,718		—		—		—		24		14		11

	(Won)	7,878	(Won)	100,176	(Won)	146,992	(Won)	8,896	(Won)	21,250	(Won)	273,563	(Won)	4,703	(Won)	345,065

6)	Other liabilities

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Others
The Company	(Won)	—	(Won)	6,889	(Won)	14	(Won)	8	(Won)	160	(Won)	—	(Won)	807
Woori Bank		117		—		30,919		—		128		11,294		57,718
Kyongnam Bank		—		146,960		—		—		—		32		—
Kwangju Bank		—		7,300		613		—		—		983		—
WFIS		—		16,724		2,059		1,658		—		809		—
Woori Investment Securities		—		234,625		28,716		10,198		—		—		24
Woori CS		—		234		117		526		—		3,812		14
Others		—		324,943		12,473		3,901		—		3,737		11

	(Won)	117	(Won)	737,675	(Won)	74,911	(Won)	16,291	(Won)	288	(Won)	20,667	(Won)	58,574

(2) Income and Expenses

1)	Interest income

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori F&I		Woori Investment Securities		Woori CS		Others
Woori Bank	(Won)	5,256	(Won)	—	(Won)	833	(Won)	1,546	(Won)	164	(Won)	40	(Won)	10,008	(Won)	291	(Won)	10,574
Kyongnam Bank		1,365		—		—		22		—		46		1,204		332		996
Kwangju Bank		1,083		—		8		—		8		18		1,254		548		338
WFIS		1,424		—		—		—		—		—		—		—		—
Woori F&I		4,892		—		—		—		—		—		—		—		—
Woori Investment Securities		—		—		—		—		—		—		—		—		618
Others		61		2,507		282		1		—		—		310		—		90

	(Won)	14,081	(Won)	2,507	(Won)	1,123	(Won)	1,569	(Won)	172	(Won)	104	(Won)	12,776	(Won)	1,171	(Won)	12,616

2)	Interest expense

	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori F&I		Woori Investment Securities		Others
The Company	(Won)	5,256	(Won)	1,365	(Won)	1,083	(Won)	1,424	(Won)	4,892	(Won)	—	(Won)	61
Woori Bank		—		—		—		—		—		—		2,507
Kyongnam Bank		833		—		8		—		—		—		282
Kwangju Bank		1,546		22		—		—		—		—		1
WFIS		164		—		8		—		—		—		—
Woori F&I		40		46		18		—		—		—		—
Woori Investment Securities		10,008		1,204		1,254		—		—		—		310
Woori CS		291		332		548		—		—		—		—
Others		10,574		996		338		—		—		618		90

	(Won)	28,712	(Won)	3,965	(Won)	3,257	(Won)	1,424	(Won)	4,892	(Won)	618	(Won)	3,251

3)	Fees (income)

	Woori Bank		Kwangju Bank		Woori Investment Securities		Woori CI		Others
Woori Bank	(Won)	—	(Won)	81	(Won)	738	(Won)	22,331	(Won)	763
Kyongnam Bank		—		—		31		50		36
Kwangju Bank		—		—		—		29		—
Woori 3rd SPC		—		—		—		—		130
Woori Investment Securities		283		—		—		39		14,123
Other		—		—		198		—		620

	(Won)	283	(Won)	81	(Won)	967	(Won)	22,449	(Won)	15,672

4)	Fees (expense)

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori 3rd SPC		Woori Investment Securities		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	283	(Won)	—
Kwangju Bank		81		—		—		—		—		—
Woori Investment Securities		738		31		—		—		—		198
Woori CI		22,331		50		29		—		39		—
Others		763		36		—		130		14,123		620

	(Won)	23,913	(Won)	117	(Won)	29	(Won)	130	(Won)	14,445	(Won)	818

5)	Other income

	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Others
The Company	(Won)	2,072	(Won)	—	(Won)	—		1,728	(Won)	—	(Won)	—	(Won)	—
Woori Bank		—		234		—		202,029		6,101		—		—
Kyongnam Bank		510		—		—		20,092		121		—		—
Kwangju Bank		—		—		—		15,945		360		—		—
WFIS		4,931		—		—		—		—		—		—
Woori Investment Securities		2,683		—		589		998		—		—		61
Others		70,193		817		263		216		1,286		36		—

	(Won)	80,389	(Won)	1,051	(Won)	852	(Won)	241,008	(Won)	7,868	(Won)	36	(Won)	61

6)	Other expenses

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Others
Woori Bank	(Won)	2,072	(Won)	—	(Won)	510	(Won)	—	(Won)	4,931	(Won)	2,683	(Won)	70,193
Kyongnam Bank		—		234		—		—		—		—		817
Kwangju Bank		—		—		—		—		—		589		263
WFIS		1,728		202,029		20,092		15,945		—		998		216
Woori Investment Securities		—		6,101		121		360		—		—		1,286
Woori CS		—		—		—		—		—		—		36
Other		—		—		—		—		—		61		—

	(Won)	3,800	(Won)	208,364	(Won)	20,723	(Won)	16,305	(Won)	4,931	(Won)	4,331	(Won)	72,811

B.	Unrealized gain or loss on transactions among the Company and its subsidiaries, which is eliminated from consolidated income for the year ended December 31, 2006, is as follows (Korean won in millions):

	Jan. 1, 2005		Decrease		Increase		Dec. 31, 2006
Woori Bank	(Won)	7,020	(Won)	(18,406)	(Won)	11,974	(Won)	588
Kyongnam Bank		(40)		45		—		5
Kwangju Bank		(5,456)		9,144		—		3,688
WFIS		327		1,399		—		1,726
Woori F&I		(234)		(150)		—		(384)
Woori 3rd SPC		(139)		—		—		(139)

	(Won)	1,478	(Won)	(7,968)	(Won)	11,974	(Won)	5,484

31. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The significant assets and liabilities in foreign currencies as of December 31, 2006 and 2005 are as follow (Korean won in millions and U.S. dollars in thousands):

<2006>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	277,799	(Won)	258,242
	Due from bank in foreign currencies		887,018		824,572
	Trading securities		193,262		179,656
	Available-for-sale securities		2,008,907		1,867,480
	Held-to-maturities securities		147,095		136,739
	Investments accounted for using the equity method of accounting		38,356		35,656
	Loans in foreign currencies		11,489,613		10,680,745
	Bills bought in foreign currencies		4,686,810		4,356,858
	Call loans		369,377		343,373
	Fixed assets		26,890		24,997
	Other assets		3,519,938		3,272,135

		US$	23,645,065	(Won)	21,980,453

Liabilities;	Deposit in foreign currencies	US$	4,661,903	(Won)	4,333,706
	Borrowing in foreign currencies		9,271,208		8,618,513
	Payable in foreign currencies		313,739		291,652
	Deposits for letter of guarantees		60,371		56,121
	Call money		962,415		894,661
	Debentures		4,416,212		4,105,311
	Other liabilities		3,274,991		3,044,432

		US$	22,960,839	(Won)	21,344,396

<2005>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	195,726	(Won)	198,272
	Due from bank in foreign currencies		651,468		659,938
	Trading securities		38,034		38,528
	Available-for-sale securities		815,794		826,399
	Held-to-maturities securities		286,996		290,727
	Investments accounted for using the equity method of accounting		35,821		36,287
	Loans in foreign currencies		8,284,587		8,392,288
	Bills bought in foreign currencies		3,705,792		3,753,969
	Call loans		556,691		563,928
	Fixed assets		7,778		7,879
	Other assets		65,613		66,466

		US$	14,644,300	(Won)	14,834,681

Liabilities;	Deposit in foreign currencies	US$	3,802,659	(Won)	3,852,095
	Borrowing in foreign currencies		6,212,232		6,292,990
	Payable in foreign currencies		335,863		340,229
	Deposits for letter of guarantees		65,964		66,821
	Bonds sold with repurchase agreements		3,457		3,503
	Call money		109,154		110,573
	Debentures		2,916,432		2,954,346
	Other liabilities		36,086		36,556

		US$	13,481,847	(Won)	13,657,113

(*1)	Currencies other than U.S. dollars were translated into U.S. dollars based on Base Rate announced by Seoul Money Brokerage Service, Ltd. at December 31, 2006 and 2005, respectively.

32. CONTINGENCIES AND COMMITMENTS

(1)	Confirmed acceptances and guarantees and non-confirmed acceptances and guarantees as of December 31, 2006 and 2005 are as follows (Korean won in millions):

		2006		2005
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture issuance	(Won)	59,532	(Won)	62,850
	Guarantees for loans		105,337		71,105
	Guarantees for bills		—		18,452
	Others		733,153		562,844

			898,022		715,251

Foreign currencies:	Acceptance		266,764		355,473
	Guarantee in acceptance of imported goods		104,500		78,073
	Credit derivatives sold		548,018		60,780
	Others		1,847,726		915,616

			2,767,008		1,409,942

		(Won)	3,665,030	(Won)	2,125,193

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies	(Won)	604,063	(Won)	639,134
	Local letter of credit in local currency		78,674		114,772
	Letter of credit		2,422,997		1,920,136
	Others		1,183,712		64,920

		(Won)	4,289,446	(Won)	2,738,962

(2)	Endorsed bills and the loan commitments as of December 31, 2006 and 2005 are as follows (Korean won in millions):

	2006		2005
Loan commitments in local currency	(Won)	64,964,944	(Won)	49,069,243
Loan commitments in foreign currencies		8,713,433		7,741,706
Other commitments in foreign currencies		414,155		293,991

	(Won)	74,092,532	(Won)	57,104,940

Endorsed bills without guarantee	(Won)	47,992	(Won)	38,368
Endorsed bills with guarantee		20,912		21,368

	(Won)	68,904	(Won)	59,736

(3)	The allowance for acceptances and guarantees as of December 31, 2006 and 2005 are as follows (Korean won in billions):

	2006					2005
	Allowance		Ratio (%)	Outstanding(*1)		Allowance		Ratio (%)	Outstanding(*1)
Normal	(Won)	46.4	0.6	(Won)	7,871.9	(Won)	19.4	0.4	(Won)	4,767.9
Precautionary		5.6	6.5		85.6		2.6	2.3		113.6
Substandard		4.0	23.7		16.9		0.2	24.2		0.7
Doubtful		0.2	28.6		0.7		0.3	49.9		0.7
Loss		0.3	100.0		0.3		2.6	100.0		2.6

	(Won)	56.5		(Won)	7,975.4	(Won)	25.1		(Won)	4,885.5

(*)	Included confirmed acceptances and guarantees, non-confirmed acceptances and guarantees and endorsed bills with guarantee of the Bank’s subsidiaries.

(4)	As of December 31, 2006, the Company and its subsidiaries had filed 2,942 lawsuits as a plaintiff pleading damages amounting to (Won)1,184 billion and had been designated as a defendant in 295 lawsuits claiming damages amounting to (Won)280 billion. The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on their financial conditions or results of their operations.

Important lawsuits in which the Company and its subsidiaries are defendants are as follows (Unit: Korean won in billions):

Defendant	Plaintiff	Amount	Detail of case
Woori Bank	LNH Korea	47	Claim for damage relating to factoring loans for LNH Korea (US$ 50 million)
“	Daewoo Motors Co., Ltd.	47	Claim for withdrawal deposits setoff credit of Daewoo Motors ((Won)27 billion and US$ 21 million)
“	Ilsung Pharmaceuticals Co., Ltd.	30	Legality of reduction of capital of Hanil Bank
“	Ssangyong Corporation	16	Claim for damages relating to fabrication of export-import documents
“	Kyobo Life Insurance Co., Ltd.	10	Claim for damage relating to trusts’ acquiring commercial paper of Saehan Corp.
Kwangju Bank	The Export-Import Bank of Korea	38	Verify export guarantee obligation for Daewoo Corp.

(5)	Details of other allowances as of December 31, 2006 and 2005 are as follows (Korean won in billions):

	2006		2005
Lawsuits	(Won)	60	(Won)	64
Commitments on credit card and others		384		198
Loans sold under repurchase obligation (*1)		1		4
Disposal of Petro Bank		12		12
Others		6		20

	(Won)	463	(Won)	298

(*1)	In connection with non-performing loans sold by subsidiaries of the Company to Korea Asset Management Corporation subject to payment guarantees or repurchase obligation of (Won)8.5 billion and (Won)13.3 billion as of December 31, 2006 and 2005, respectively.

33. DERIVATIVES

(1)	Unsettled commitments from derivatives as of December 31, 2006 and 2005 are as follows (Korean won in millions):

<2006>

	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	1,622,158	(Won)	280,888	(Won)	1,903,046
Interest rate swaps		24,677,037		12,453,737		37,130,774
CD interest futures		877,868		—		877,868
Long interest options		622,762		7,848		630,610
Short interest options		1,237,762		—		1,237,762

		29,037,587		12,742,473		41,780,060

Currency:
Currency forwards		35,331,164		856,021		36,187,185
Currency swaps		10,402,142		324,811		10,726,953
Currency futures		2,069,266		977		2,070,243
Long currency options		3,061,642		—		3,061,642
Short currency options		1,896,856		—		1,896,856

		52,761,070		1,181,809		53,942,879

Stock & Stock Index:
Stock index futures		101,087		119,832		220,919
Long stock index options		1,748,332		442,908		2,191,240
Short stock index options		2,898,373		7,600		2,905,973

		4,747,792		570,340		5,318,132

Others
Long Option		543,689		40,365		584,054
Short Option		543,689		—		543,689
Other forwards		43,412		—		43,412
Other swaps		—		133,502		133,502
Other futures		151,117		—		151,117

		1,281,907		173,867		1,455,774

	(Won)	87,828,356	(Won)	14,668,489	(Won)	102,496,845

<2005>

	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	10,745	(Won)	302,472	(Won)	313,217
Interest rate swaps		17,012,716		6,786,622		23,799,338
CD interest futures		147,500		—		147,500
Long interest options		151,884		21,632		173,516
Short interest options		280,252		—		280,252

		17,603,097		7,110,726		24,713,823

Currency:
Currency forwards		24,978,146		87,199		25,065,345
Currency swaps		8,958,397		—		8,958,397
Currency futures		361,438		—		361,438
Long currency options		733,285		5,005		738,290
Short currency options		664,631		—		664,631

		35,695,897		92,204		35,788,101

Stock & Stock Index:
Stock swap		282,735		—		282,735
Stock index futures		272,853		2,483		275,336
Long stock index options		1,348,099		1,453,544		2,801,643
Short stock index options		5,075,718		—		5,075,718

		6,979,405		1,456,027		8,435,432

Others		25,727		37,223		62,950

	(Won)	60,304,126	(Won)	8,696,180	(Won)	69,000,306

(2)	Gain or loss on valuation of derivatives for the years ended December 31, 2006 and 2005 cumulated are as follows (Korean won in millions):

<2006>

	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	1,972	(Won)	1,122	(Won)	3,094	(Won)	714	(Won)	291	(Won)	1,005	(Won)	—	(Won)	491	(Won)	571
Interest rate swaps		94,690		65,579		160,269		141,093		36,173		177,266		(470)		150,153		277,588
Long interest options		850		45		895		1,610		13		1,623		—		5,599		—
Short interest options		3,404		—		3,404		1,244		—		1,244		—		—		5,909

		100,916		66,746		167,662		144,661		36,477		181,138		(470)		156,243		284,068

Currency:
Currency forwards		318,711		1,198		319,909		293,080		2,582		295,662		5,144		337,586		327,449
Currency swaps		361,792		1,737		363,529		340,241		3,207		343,448		200		515,842		453,620
Currency futures		50		—		50		39		—		39		—		48		32
Long currency options		14,161		—		14,161		21,692		—		21,692		—		20,404		—
Short currency options		13,559		—		13,559		4,921		(268)		4,653		—		—		34,868

		708,273		2,935		711,208		659,973		5,521		665,494		5,344		873,880		815,969

Stock & Stock index :
Stock index futures		397		75		472		—		—		—		—		397		—
Long stock index options		27,121		1,949		29,070		9,487		3,576		13,063		—		292,944		792
Short stock index options		30,027		—		30,027		33,556		—		33,556		—		—		469,987

		57,545		2,024		59,569		43,043		3,576		46,619		—		293,341		470,779

Others
Long options		2,889		—		2,889		—		960		960		—		4,226		—
Short options		65		—		65		1,019		—		1,019		—		—		4,157
Other forwards		820		—		820		812		—		812		—		811		811
Other swaps		—		3,580		3,580		—		780		780		—		2,410		1,369

		3,774		3,580		7,354		1,831		1,740		3,571		—		7,447		6,337

	(Won)	870,508	(Won)	75,285	(Won)	945,793	(Won)	849,508	(Won)	47,314	(Won)	896,822	(Won)	4,874	(Won)	1,330,911	(Won)	1,577,153

<2005>

	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
		Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities

Interest rate:
Interest rate forwards	(Won)	—	(Won)	448	(Won)	448	(Won)	2	(Won)	—	(Won)	2	(Won)	—	(Won)	—	(Won)	—
Interest rate swaps		128,467		13,652		142,119		129,181		88,251		217,432		—		99,014		212,182
Long interest options		210		—		210		—		—		—		—		415		—
Short interest options		651		—		651		466		—		466		—		—		3,904
others		645		—		645		—		645		645		—		20,558		20,558

		129,973		14,100		144,073		129,649		88,896		218,545		—		119,987		236,644

Currency:
Currency forwards		207,247		1,414		208,661		209,105		93		209,198		14,024		208,259		258,527
Currency swaps		147,329		—		147,329		100,846		—		100,846		—		325,975		232,532
Long currency options		2,351		—		2,351		5,115		—		5,115		—		5,872		—
Short currency options		4,059		—		4,059		1,876		—		1,876		—		—		8,275

		360,986		1,414		362,400		316,942		93		317,035		14,024		540,106		499,334

Stock & Stock index :
Stock swap		1,267		—		1,267		—		—		—		—		1,267		—
Stock index futures		—		—		—		—		7		7		—		—		—
Long stock index options		36,282		95,148		131,430		723		6,329		7,052		—		200,776		—
Short stock index options		14,613		—		14,613		124,815		—		124,815		—		—		589,559

		52,162		95,148		147,310		125,538		6,336		131,874		—		202,043		589,559

Others

Long options		—		—		—		—		635		635		—		1,144		—
Short options		269		—		269		—		—		—		—		—		450

		269		—		269		—		635		635		—		1,144		450

	(Won)	543,390	(Won)	110,662	(Won)	654,052	(Won)	572,129	(Won)	95,960	(Won)	668,089	(Won)	14,024	(Won)	863,280	(Won)	1,325,987

34. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), Return on Equity (ROE), Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 30, 2006	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director